
13002055


Capital
SENIOR LIVING

2012 ANNUAL REPORT

Dear Fellow Shareholders:

We are pleased to have achieved strong results in 2012 from the implementation of our strategic plan that is focused on operations, marketing and accretive growth to enhance shareholder value. Through successful execution of this plan, we increased revenue 17.9% to $310.5 million in 2012, resulting in a 19.1% increase in EBITDAR to $110.0 million and a 40 basis point improvement in EBITDAR margin to 35.4%. CFFO of $37.3 million increased 45.8% from the prior year.*

We differentiate Capital Senior Living as the value leader in providing quality seniors housing and care at reasonable prices. We are well positioned in an industry that benefits from need-driven demand, limited new supply and an improving economy and housing market. With our sole focus on a substantially all private-pay senior living business, we are able to capitalize on our competitive strengths by operating communities in geographically concentrated regions. Our results reflect this differentiation as Capital Senior Living provides quality seniors housing, care and services that are personalized and tailored to meet the individual needs of each resident at reasonable prices. The Company's range of products and services is continually expanding to meet the evolving needs of our residents. We are proud to report the Company has received greater than 95% overall approval ratings on its 2012 resident satisfaction surveys.

We are excited by our growth opportunities as seniors housing fundamentals are solid with new supply at very low levels and demographic demand fueled by an aging population. In fact, according to fourth quarter 2012 industry data, in the top 100 markets construction starts as a percentage of supply decreased to 1.4% and unit absorption to supply increased to 1.9%. Absorption has exceeded inventory growth for the last 11 consecutive quarters.

Fourth quarter same community occupancy of 86.6%, an increase of 180 basis points from the comparable quarter in 2011 and 80 basis points sequentially, was the highest level since 2008. Financial occupancy of the consolidated portfolio averaged 87.2% in the fourth quarter of 2012, 110 basis points higher than the third quarter of 2012 and 160 basis points higher than the fourth quarter of 2011.

Same community net income increased 6.2% from the fourth quarter of the prior year. These results compare favorably to recent industry data that reflects more modest growth in occupancy and net income. Our positive results demonstrate that our team, with its discipline, focus and attention to detail, is successfully executing our operating strategy and confirms that Capital Senior Living is favorably positioned among senior living providers.

This organic growth is further enhanced by our disciplined and strategic acquisition program that increases our ownership of high quality senior living communities in geographically concentrated regions generating meaningful increases in CFFO, earnings and real estate value.

Our focus on strategically located acquisitions prudently financed in the current favorable interest rate environment is yielding outstanding returns. In 2012, we completed the acquisition of 17 high quality senior living communities. These 17 communities have a combined purchase price of approximately $181 million and are expected to increase annual CFFO by approximately $0.34 per share. These acquisitions are expected to generate approximately 18% initial return on invested capital. We are conducting due diligence on a number of

additional transactions consisting of high-quality senior living communities in regions where we have extensive operations.

The 40 basis point increase in EBITDAR margin achieved in 2012 compared to 2011 reflects the benefit we derive from executing on a strategy of acquiring communities in geographically concentrated regions. We are able to leverage our nimble operating platform with our community-based empowerment, existing regional operating and marketing centers and benefit from economies of scale, our group purchasing programs, our proprietary and proactive expense management and other systems and programs to integrate acquisitions in a highly accretive manner.

Our liquidity and balance sheet are solid, allowing us the capacity to comfortably fund our working capital, maintain our communities, retain prudent reserves and fund the equity for additional acquisitions.

I am optimistic about our outlook as we benefit from favorable industry fundamentals and our team's ability and discipline to successfully execute on a well-conceived strategic plan. We expect continued significant growth in CFFO, earnings and owned real estate that will lead to a meaningful increase in shareholder value. Our fundamentals are strong and I am excited about the Company's prospects as we benefit from our substantially all private pay strategy in an industry that is benefiting from need-driven demand, limited supply and an improving economy and housing market.

We thank you for your support.



Lawrence A Cohen
Chief Executive Officer

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* Note: Non-GAAP reconciliation provided on Attachment A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 1-13445


Capital
SENIOR LIVING

Capital Senior Living Corporation

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**75-2678809** *(I.R.S. Employer Identification No.)*
14160 Dallas Parkway, Suite 300 **Dallas, Texas** *(Address of principal executive offices)*	**75254** *(Zip Code)*

Registrant's telephone number, including area code:
(972) 770-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the 26,745,220 shares of the Registrant's common stock, par value $0.01 per share ("Common Stock"), held by non-affiliates (defined to exclude all of the Registrant's executive officers and directors) on December 31, 2012, based upon the adjusted closing price of the Registrant's Common Stock as reported by the New York Stock Exchange on June 29, 2012, was approximately $283.5 million. As of March 1, 2013, the Registrant had 28,234,024 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement pertaining to its 2013 Annual Meeting of Stockholders and filed or to be filed not later than 120 days after the end of the fiscal year pursuant to Regulation 14A are incorporated herein by reference into Part III of this report.

CAPITAL SENIOR LIVING CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

Overview

Capital Senior Living Corporation, a Delaware corporation (together with its subsidiaries, the "Company"), is one of the largest operators of senior living communities in the United States in terms of resident capacity. The Company and its predecessors have provided senior living services since 1990. As of December 31, 2012, the Company operated 101 senior living communities in 23 states with an aggregate capacity of approximately 13,650 residents, including 51 senior living communities which the Company either owned or in which the Company had an ownership interest and 50 senior living communities that the Company leased. As of December 31, 2012, the Company also operated one home care agency. During 2012, approximately 95% of total revenues for the senior living communities operated by the Company were derived from private pay sources.

The Company's operating strategy is to provide quality senior living communities and services to its residents, while achieving and sustaining a strong, competitive position within its chosen markets, as well as to continue to enhance the performance of its operations. The Company provides senior living services to the elderly, including independent living, assisted living, skilled nursing and home care services. Many of the Company's communities offer a continuum of care to meet its residents' needs as they change over time. This continuum of care, which integrates independent living and assisted living and is bridged by home care through independent home care agencies or the Company's home care agency, sustains residents' autonomy and independence based on their physical and mental abilities.

Website

The Company's Internet website www.capitalsenior.com contains an Investor Relations section, which provides links to the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, Section 16 filings and any amendments to those reports and filings. These reports and filings are available through the Company's Internet website free of charge as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC").

Industry Background

The senior living industry encompasses a broad and diverse range of living accommodations and supportive services that are provided primarily to persons 75 years of age or older.

For the elderly who require limited services, independent living residences supplemented at times by home health care, offers a viable option. Most independent living communities typically offer community living packaged with basic services consisting of meals, housekeeping, laundry, 24-hour staffing, transportation, social and recreational activities and health care monitoring. Independent living residents typically are not reliant on assistance with activities of daily living ("ADL's") although some residents may contract out for those services.

As a senior's need for assistance increases, care in an assisted living residence is often preferable and more cost-effective than home-based care or nursing home care. Typically, assisted living represents a combination of housing and support services designed to aid elderly residents with ADL's such as ambulation, bathing, dressing, eating, grooming, personal hygiene and monitoring or assistance with medications. Certain assisted living residences may also provide assistance to residents with low acuity medical needs, or may offer higher levels of personal assistance for incontinent residents or residents with Alzheimer's disease or other cognitive or physical frailties. Generally, assisted living residents require higher levels of care than residents of independent living residences and retirement living centers, but require lower levels of care than patients in skilled nursing facilities. For seniors who need the constant attention of a skilled nurse or medical practitioner, a skilled nursing facility may be required.

According to the American Seniors Housing Association Seniors Housing Construction Trends Report for 2012, as of March 31, 2012, 14.6% of the senior housing supply in the 100 largest metropolitan areas of the

United States were assisted living units, 18.7% were independent living units, 42.5% were nursing care beds, 3.3% were memory care units and 20.9% relate to age restricted senior apartments.

The senior living industry is highly fragmented and characterized by numerous small operators. Moreover, the scope of senior living services varies substantially from one operator to another. Many smaller senior living providers do not operate purpose-built residences, do not have extensive professional training for staff and provide only limited assistance with ADLs. The Company believes that many senior living operators do not provide the required comprehensive range of senior living services designed to permit residents to "age in place" within the community as residents develop further physical or cognitive frailties.

The Company believes that a number of demographic, regulatory and other trends will contribute to the continued growth in the senior living market, including the following:

Consumer Preference

The Company believes that senior living communities are increasingly becoming the setting preferred by prospective residents and their families for the care of the elderly. Senior living offers residents greater independence and allows them to "age in place" in a residential setting, which the Company believes results in a higher quality of life than that experienced in more institutional or clinical settings.

The likelihood of living alone increases with age. Most of this increase is due to an aging population in which women outlive men. Societal changes, such as high divorce rates and the growing numbers of persons choosing not to marry, have further increased the number of Americans living alone. This growth in the number of elderly living alone has resulted in an increased demand for services that historically have been provided by a spouse, other family members or live-in caregivers.

Demographics

According to the American Seniors Housing Association Seniors Housing Construction Trends Report for 2012, the largest 100 metropolitan areas of the United States contain approximately 66% of the total United States population, 62% of the age 65+ population, and 61% of the age 75+ population, based on the most recent population projections from the United States Census Bureau. As the number of persons aged 75 and over continues to grow, the Company believes that there will be corresponding increases in the number of persons who need assistance with ADLs.

Senior Affluence

The average net worth of senior citizens is typically higher than non-senior citizens, partially as a result of accumulated equity through home ownership. The Company believes that a substantial portion of the senior population has historically accumulated significant resources available for their retirement and long-term care needs. The Company's target population is comprised of moderate to upper income seniors who have, either directly or indirectly through familial support, the financial resources to pay for senior living communities, including an assisted living alternative to traditional long-term care. However, recent volatility and downturns in the housing, financial, and credit markets could negatively affect the ability of senior citizens to relocate into our communities, or the time at which they choose to do so, which could have a significant impact on our business, financial condition, cash flows, and results of operations.

Reduced Reliance on Family Care

Historically, the family has been the primary provider of care for seniors. The Company believes that the increase in the percentage of women in the work force, the reduction of average family size, and overall increased mobility in society is reducing the role of the family as the traditional caregiver for aging parents. The Company believes that these factors will make it necessary for many seniors to look outside the family for assistance as they age.

Restricted Supply of Nursing Beds

Several states in the United States have adopted Certificate of Need ("CON") or similar statutes generally requiring that, prior to the addition of new skilled nursing beds, the addition of new services, or the making of

certain capital expenditures, a state agency must determine that a need exists for the new beds or the proposed activities. The Company believes that this CON process tends to restrict the supply and availability of licensed nursing facility beds. High construction costs, limitations on government reimbursement for the full costs of construction, and start-up expenses also act to constrain growth in the supply of such facilities. At the same time, nursing facility operators are continuing to focus on improving occupancy and expanding services to subacute patients generally of a younger age and requiring significantly higher levels of nursing care. As a result, the Company believes that there has been a decrease in the number of skilled nursing beds available to patients with lower acuity levels and that this trend should increase the demand for the Company's senior living communities, including, particularly, the Company's assisted living communities.

Cost-Containment Pressures

In response to rapidly rising health care costs, governmental and private pay sources have adopted cost containment measures that have reduced admissions and encouraged reduced lengths of stays in hospitals and other acute care settings. The federal government had previously acted to curtail increases in health care costs under Medicare by limiting acute care hospital reimbursement for specific services to pre-established fixed amounts. Private insurers have begun to limit reimbursement for medical services in general to predetermined charges, and managed care organizations (such as health maintenance organizations) are attempting to limit hospitalization costs by negotiating for discounted rates for hospital and acute care services and by monitoring and reducing hospital use. In response, hospitals are discharging patients earlier and referring elderly patients, who may be too sick or frail to manage their lives without assistance, to nursing homes and assisted living residences where the cost of providing care is typically lower than hospital care. In addition, third-party payors are increasingly becoming involved in determining the appropriate health care settings for their insureds or clients, based primarily on cost and quality of care. Based on industry data, the typical day-rate in an assisted living facility is two-thirds of the cost for comparable care in a nursing home.

Operating Strategy

The Company's operating strategy is to provide value to its senior living residents by providing quality senior living services at reasonable prices, while achieving and sustaining a strong, competitive position within its geographically concentrated regions, as well as continuing to enhance the performance of its operations. The Company is implementing its operating strategy principally through the following methods:

Provide a Broad Range of Quality Personalized Care

Central to the Company's operating strategy is its focus on providing quality care and services that are personalized and tailored to meet the individual needs of each community resident. The Company's residences and services are designed to provide a broad range of care that permits residents to "age in place" as their needs change and as they develop further physical or cognitive frailties. By creating an environment that maximizes resident autonomy and provides individualized service programs, the Company seeks to attract seniors at an earlier stage, before they need the higher level of care provided in a skilled nursing facility. The Company also maintains a comprehensive quality assurance program designed to ensure the satisfaction of its residents and their family members. The Company conducts annual resident satisfaction surveys that allow residents at each community to express whether they are "very satisfied," "satisfied" or "dissatisfied" with all major areas of a community, including, housekeeping, maintenance, activities and transportation, food service, security and management. In both 2012 and 2011, the Company achieved 95% overall approval ratings from the residents' satisfaction surveys.

Offer Services Across a Range of Pricing Options

The Company's range of products and services is continually expanding to meet the evolving needs of its residents. The Company has developed a menu of products and service programs that may be further customized to serve both the moderate and upper income markets of a particular targeted geographic area. By offering a range of pricing options that are customized for each target market, the Company believes that it can develop synergies, economies of scale and operating efficiencies in its efforts to serve a larger percentage of the elderly population within a particular geographic market.

Improve Occupancy Rates

The Company continually seeks to maintain and improve occupancy rates by: (i) retaining residents as they "age in place" by extending optional care and service programs; (ii) attracting new residents through the on-site marketing programs focused on residents and family members; (iii) selecting communities in underserved markets; (iv) aggressively seeking referrals from professional community outreach sources, including area religious organizations, senior social service programs, civic and business networks, as well as the medical community; and (v) continually refurbishing and renovating its communities.

Improve Operating Efficiencies

The Company seeks to improve operating efficiencies at its communities by actively monitoring and managing operating costs. By having an established portfolio of communities in geographically concentrated regions throughout the United States with regional management in place, the Company believes it has established a platform to achieve operating efficiencies through economies of scale in the purchase of bulk items, such as food and supplies and in the spreading of fixed costs, such as corporate overhead, over a larger revenue base, and to provide more effective management supervision and financial controls. The Company's growth strategy includes regional clustering of new communities to achieve further efficiencies.

Emphasize Employee Training and Retention

The Company devotes special attention to the hiring, screening, training, supervising and retention of its employees and caregivers to ensure that quality standards are achieved. In addition to normal on-site training, the Company conducts national management meetings and encourages sharing of expertise among managers. The Company's commitment to the total quality management concept is emphasized throughout its training programs. This commitment to the total quality management concept means identification of the "best practices" in the senior living market and communication of those "best practices" to the Company's executive directors and their staff. The identification of best practices is realized by a number of means, including: emphasis on regional and executive directors keeping up with professional trade publications; interaction with other professionals and consultants in the senior living industry through seminars, conferences and consultations; visits to other properties; leadership and participation at national and local trade organization events; and information derived from marketing studies and resident satisfaction surveys. This information is continually processed by regional managers and the executive directors and communicated to the Company's employees as part of their training. The Company hires an executive director for each of its communities and provides them with autonomy, responsibility and accountability. The Company's staffing of each community with an executive director allows it to hire more professional employees at these positions, while the Company's developed career path helps it to retain the professionals it hires. The Company believes its commitment to and emphasis on employee training and retention differentiates the Company from many of its competitors.

Senior Living Services

The Company provides senior living services to the elderly, including independent living, assisted living, skilled nursing and home care services. By offering a variety of services and encouraging the active participation of the resident and the resident's family and medical consultants, the Company is able to customize its service plan to meet the specific needs and desires of each resident. As a result, the Company believes that it is able to maximize customer satisfaction and avoid the high cost of delivering unnecessary services to residents.

The Company's operating philosophy is to provide quality senior living communities and services to senior citizens and deliver a continuum of care for its residents as their needs change over time. This continuum of care, which integrates independent living and assisted living and is bridged by home care, sustains residents' autonomy and independence based on their physical and mental abilities. As residents age, in many of the Company's communities, they are able to obtain the additional services they need within the same community, avoiding the disruptive and often traumatic move to a different facility.

Independent Living Services

The Company provides independent living services to seniors who typically do not yet need assistance or support with ADLs, but who prefer the physical and psychological comfort of a residential community that offers

health care and other services. As of December 31, 2012, the Company owned or had ownership interests in 32 communities and leased 19 communities that provide independent living services, which include communities that combine assisted living services, with an aggregate capacity for approximately 7,200 residents.

Independent living services provided by the Company include daily meals, transportation, social and recreational activities, laundry, housekeeping and 24-hour staffing. The Company also fosters the wellness of its residents by offering access to health screenings (such as blood pressure checks), periodic special services (such as influenza inoculations), dietary and similar programs, as well as ongoing exercise and fitness classes. Classes are given by health care professionals to keep residents informed about health and disease management. Subject to applicable government regulation, personal care and medical services are available to independent living residents through either the community staff or through the Company's agency or other independent home care agencies. The Company's independent living residents pay a fee ranging from $1,435 to $5,950 per month, in general, depending on the specific community, program of services, size of the unit and amenities offered. The Company's contracts with its independent living residents are generally for a term of one year and are typically terminable by either party, under certain circumstances, upon 30 days notice.

Assisted Living Services

The Company offers a wide range of assisted living care and services, including personal care services, 24-hour staffing, support services, and supplemental services. As of December 31, 2012, the Company owned or had ownership interests in 29 communities and leased 41 communities that provide assisted living services, which include communities that combine independent living and other services, with an aggregate capacity for approximately 5,750 residents. The residents of the Company's assisted living residences generally need help with some or all ADLs, but do not require the more acute medical care traditionally given in nursing homes. Upon admission to the Company's assisted living communities, and in consultation with the resident, the resident's family and medical consultants, each resident is assessed to determine his or her health status, including functional abilities and need for personal care services. The resident also completes a lifestyles assessment to determine the resident's preferences. From these assessments, a care plan is developed for each resident to ensure that all staff members who render care meet the specific needs and preferences of each resident where possible. Each resident's care plan is reviewed periodically to determine when a change in care is needed.

The Company has adopted a philosophy of assisted living care that allows a resident to maintain a dignified independent lifestyle. Residents and their families are encouraged to be partners in the residents' care and to take as much responsibility for their well being as possible. The basic types of assisted living services offered by the Company include the following:

Personal Care Services. These services include assistance with ADLs such as ambulation, bathing, dressing, eating, grooming, personal hygiene, and monitoring or assistance with medications.

Support Services. These services include meals, assistance with social and recreational activities, laundry services, general housekeeping, maintenance services and transportation services.

Supplemental Services. These services include extra transportation services, personal maintenance, extra laundry services, and special care services, such as services for residents with certain forms of dementia. Certain of these services require extra charges.

The Company's assisted living residents pay a fee ranging from $1,695 to $7,645 per month, in general, depending on the specific community, the level of personal care services, support service and supplemental services provided to the resident, size of the unit and amenities offered. The Company's contracts with its assisted living residents are generally for a term of one year and are typically terminable by either party, under certain circumstances, upon 30 days notice.

The Company maintains programs and special units at some of its assisted living communities for residents with certain forms of dementia, which provide the attention, care and services needed to help those residents maintain a higher quality of life. Specialized services include assistance with ADLs, behavior management and life skills based activities programs, the goal of which is to provide a normalized environment that supports residents' remaining functional abilities. Whenever possible, residents assist with meals, laundry and housekeeping.

Special units for residents with certain forms of dementia are located in a separate area of the community and have their own dining facilities, resident lounge areas, and specially trained staff. The special care areas are designed to allow residents the freedom to ambulate as they wish, while keeping them safely contained within a secure area with a minimum of disruption to other residents. Resident fees for these special units are dependent on the size of the unit, the design type and the level of services provided.

Continuing Care Retirement Community Services

The Company's continuing care retirement communities are senior living rental properties where the Company provides traditional long-term care through 24-hour-per-day skilled nursing care by registered nurses, licensed practical nurses and certified nursing assistants as well as assisted living and independent living care. The Company also offers a comprehensive range of restorative nursing and rehabilitation services in its communities including, but not limited to, physical, occupational, speech and medical social services. The Company's residents receiving skilled nursing services pay fees ranging from $5,610 to $11,940 per month, in general, depending on the specific community and the level of care provided. As of December 31, 2012, the Company owned two communities providing continuum of care services with an aggregate capacity for approximately 700 residents at all levels of care at those two communities.

Home Care Services

As of December 31, 2012, the Company provided home care services to clients at one senior living community through the Company's home care agency and made home care services available to clients at a majority of its senior living communities through third-party providers. The Company believes that the provision of private pay, home care services is an attractive adjunct to its independent living services because it allows the Company to make available more services to its residents as they age in place and increases the length of stay in the Company's communities. In addition, the Company makes available to residents certain customized physician, dentistry, podiatry and other health-related services that may be offered by third-party providers.

Operating Communities

The table below sets forth certain information with respect to senior living communities operated by the Company as of December 31, 2012.

Community		Units	Resident Capacity[1]				Ownership[2]	Commencement of Operations[3]
			IL	AL	CCRC	Total		
Owned:								
Canton Regency	Canton, OH	291	—	—	357	357	100%	03/91
Chateau of Batesville	Batesville, IN	41	—	43	—	43	100%	10/12
Country Charm	Greenwood, IN	89	—	166	—	166	100%	10/12
Country Charm Village	Indianapolis, IN	64	—	105	—	105	100%	10/12
Courtyards at Lake Granbury	Granbury, TX	82	—	112	—	112	100%	03/12
Good Tree Retirement and Memories	Stephenville, TX	59	20	75	—	95	100%	03/12
Gramercy Hill	Lincoln, NE	146	62	103	—	165	100%	10/98
Heatherwood	Detroit, MI	158	185	—	—	185	100%	01/92
Harbor Court	Rocky River, OH	116	—	144	—	144	100%	12/12
Independence Village of Peoria	Peoria, IL	158	166	—	—	166	100%	08/00
Independence Village of Winston-Salem	Winston-Salem, NC	156	161	—	—	161	100%	08/00
Keystone Woods Assisted Living	Anderson, IN	58	—	70	—	70	100%	07/11
Laurel Hurst Laurel Woods	Columbus, NC	81	70	60	—	130	100%	10/11
Montclair	Springfield, MO	159	178	—	—	178	100%	12/12
North Pointe	Anderson, SC	40	—	70	—	70	100%	10/11
Riverbend Independent and Assisted Living	Jeffersonville, IN	97	—	114	—	114	100%	03/12

Community		Units	Resident Capacity[1] IL	AL	CCRC	Total	Ownership[2]	Commencement of Operations[3]
Remington at Valley Ranch	Irving, TX	128	158	—	—	158	100%	04/12
Residence of Chardon	Chardon, OH	42	—	52	—	52	100%	10/12
Sedgwick Plaza	Wichita, KS	144	134	35	—	169	100%	08/00
Summit Place	Anderson, SC	76	19	89	—	108	100%	10/11
Summit Point Living	Macedonia, OH	150	126	98	—	224	100%	08/11
Towne Centre Retirement Community	Merrillville, IN	327	—	—	358	358	100%	03/91
Waterford at College Station	College Station, TX	53	—	87	—	87	100%	03/12
Waterford at Columbia	Columbia, SC	120	141	—	—	141	100%	11/00
Waterford at Corpus Christi	Corpus Christi, TX	50	—	56	—	56	100%	10/12
Waterford at Deer Park	Deer Park, TX	120	144	—	—	144	100%	11/00
Waterford at Edison Lakes	South Bend, IN	120	141	—	—	141	100%	12/00
Waterford at Fairfield	Fairfield, OH	120	140	—	—	140	100%	11/00
Waterford at Fort Worth	Fort Worth, TX	151	176	—	—	176	100%	06/00
Waterford at Highland Colony	Jackson, MS	120	143	—	—	143	100%	11/00
Waterford at Huebner	San Antonio, TX	120	135	—	—	135	100%	04/99
Waterford at Ironbridge	Springfield, MO	119	142	—	—	142	100%	06/01
Waterford at Mansfield	Mansfield, OH	119	142	—	—	142	100%	10/00
Waterford at Mesquite	Mesquite, TX	154	176	—	—	176	100%	09/99
Waterford at Pantego	Pantego, TX	120	143	—	—	143	100%	12/00
Waterford at Plano	Plano, TX	136	109	57	—	166	100%	12/00
Waterford at Shreveport	Shreveport, LA	117	136	—	—	136	100%	03/99
Waterford at Thousand Oaks	San Antonio, TX	120	135	—	—	135	100%	05/00
Waterford on Cooper	Arlington, TX	99	—	151	—	151	100%	03/12
Wellington at Arapaho	Richardson, TX	137	112	57	—	169	100%	05/02
Wellington at Conroe	Conroe, TX	45	25	35	—	60	100%	03/12
Wellington at Kokomo	Kokomo, IN	95	—	99	—	99	100%	07/11
Wellington at North Richland Hills	North Richland Hills, TX	119	139	—	—	139	100%	01/02
Wellington at Oklahoma City	Oklahoma City, OK	120	143	—	—	143	100%	11/00
Woodlands of Columbus	Columbus, OH	109	—	117	—	117	100%	10/12
Woodlands of Hamilton	Hamilton, OH	77	—	100	—	100	100%	10/12
Woodlands of Shaker Heights	Shaker Heights, OH	59	—	85	—	85	100%	10/12
Wynnfield Crossing Assisted Living	Rochester, IN	50	—	79	—	79	100%	07/11
		5,431	3,701	2,259	715	6,675		
Leased:								
Ventas:								
Amberleigh	Buffalo, NY	267	387	—	—	387	N/A	01/92
Cottonwood Village	Cottonwood, AZ	163	131	58	—	189	N/A	03/91
Crown Pointe	Omaha, NE	134	139	26	—	165	N/A	08/00
Georgetowne Place	Fort Wayne, IN	162	242	—	—	242	N/A	10/05
Harrison at Eagle Valley[4]	Indianapolis, IN	124	138	—	—	138	N/A	03/91
Independence Village of East Lansing	East Lansing, MI	151	161	—	—	161	N/A	08/00
Independence Village of Olde Raleigh	Raleigh, NC	165	177	—	—	177	N/A	08/00

Community	Location	Units	Resident Capacity[1] IL	AL	CCRC	Total	Ownership[2]	Commencement of Operations[3]
Rose Arbor	Maple Grove, MN	137	86	87	—	173	N/A	06/06
Villa Santa Barbara	Santa Barbara, CA	126	64	62	—	126	N/A	08/00
West Shores	Hot Springs, AR	137	131	42	—	173	N/A	08/00
Whitley Place	Keller, TX	47	—	65	—	65	N/A	02/08
HCN:								
Azalea Trails Assisted Living	Tyler, TX	52	—	70	—	70	N/A	09/10
Buffalo Creek Assisted Living	Waxahachie, TX	52	—	70	—	70	N/A	09/10
Dogwood Trails Assisted Living	Palestine, TX	61	—	72	—	72	N/A	09/10
Hawkins Creek Assisted Living	Longview, TX	52	—	70	—	70	N/A	09/10
Hearth at Prestwick	Avon, IN	132	—	150	—	150	N/A	08/06
Hearth at Windermere	Fishers, IN	126	—	150	—	150	N/A	08/06
Heritage Oaks Assisted Living	Conroe, TX	74	—	90	—	90	N/A	09/10
Keepsake Village of Columbus	Columbus, IN	42	—	48	—	48	N/A	08/06
Magnolia Court Assisted Living	Nacogdoches, TX	52	—	70	—	70	N/A	09/10
Martin Crest Assisted Living	Weatherford, TX	52	—	70	—	70	N/A	09/10
Pecan Point Assisted Living	Sherman, TX	52	—	70	—	70	N/A	09/10
Santa Fe Trails Assisted Living	Cleburne, TX	52	—	70	—	70	N/A	09/10
Spring Lake Assisted Living	Paris, TX	52	—	70	—	70	N/A	09/10
Spring Meadows Libertyville	Libertyville, IL	197	208	45	—	253	N/A	04/11
Spring Meadows Naperville	Naperville, IL	193	186	45	—	231	N/A	04/11
Spring Meadows at Summit	Summit, NJ	88	—	98	—	98	N/A	04/11
Spring Meadows at Trumbull	Trumbull, CT	150	136	42	—	178	N/A	04/11
Stonefield Assisted Living	McKinney, TX	74	—	90	—	90	N/A	09/10
Walnut Creek Assisted Living	Mansfield, TX	52	—	70	—	70	N/A	09/10
Waterford at Ames	Ames, IA	59	—	122	—	122	N/A	02/06
Waterford at Miracle Hills	Omaha, NE	64	—	70	—	70	N/A	03/06
Waterford at Roxbury Park	Omaha, NE	62	—	70	—	70	N/A	02/06
Waterford at Van Dorn	Lincoln, NE	68	—	84	—	84	N/A	02/06
Waterford at Woodbridge	Plattsmouth, NE	40	—	45	—	45	N/A	02/06
HCP:								
Atrium of Carmichael	Sacramento, CA	152	155	—	—	155	N/A	01/92
Charlotte Square	Charlotte, NC	73	—	125	—	125	N/A	12/06
Chesapeake Place	Chesapeake, VA	87	—	153	—	153	N/A	12/06
Covenant Place of Abilene	Abilene, TX	50	—	55	—	55	N/A	08/04
Covenant Place of Burleson	Burleson, TX	74	—	80	—	80	N/A	08/04
Covenant Place of Waxahachie	Waxahachie, TX	50	—	55	—	55	N/A	08/04
Crescent Place	Cedar Hill, TX	80	—	85	—	85	N/A	11/05
Crescent Point	Cedar Hill, TX	112	134	—	—	134	N/A	08/04
Crosswood Oaks	Sacramento, CA	121	127	—	—	127	N/A	01/92
Good Place	North Richland Hills, TX	72	—	80	—	80	N/A	08/04
Greenville Place	Greenville, SC	87	—	153	—	153	N/A	12/06

Community		Units	Resident Capacity[1] IL	AL	CCRC	Total	Ownership[2]	Commencement of Operations[3]
Meadow Lakes	North Richland Hills, TX	120	145	—	—	145	N/A	08/04
Myrtle Beach Estates	Myrtle Beach, SC	80	—	142	—	142	N/A	12/06
Tesson Heights	St. Louis, MO	184	134	72	—	206	N/A	10/98
Veranda Club	Boca Raton, FL	186	177	49	—	226	N/A	01/92
		5,039	3,058	3,240	—	6,298		
Affiliates:								
SHPIII/CSL:								
Waterford at Levis Commons	Toledo, OH	146	163	44	—	207	10%	04/09
Waterford at Richmond Heights	Richmond Heights, OH	141	117	110	—	227	10%	04/09
Wellington at Dayton	Miamisburg, OH	146	146	94	—	240	10%	08/08
		433	426	248	—	674		
Total		10,903	7,185	5,747	715	13,647		

(1) Independent living (IL) residences, assisted living (AL) residences and continuing care retirement community (CCRC) beds.

(2) Those communities shown as 10% owned consist of the Company's ownership of 10% of the member interests in SHPIII/CSL (as defined below).

(3) Indicates the date on which the Company acquired or commenced operating the community. The Company operated certain of its communities pursuant to management agreements prior to acquiring interests in or leasing the communities.

(4) The Company's home care agency is on-site at The Harrison at Eagle Valley community.

Management Contracts

The Company was party to a series of property management agreements (the "SHPII/CSL Management Agreements") with four joint ventures (collectively "SHPII/CSL") owned 95% by Senior Housing Partners II, L.P. ("SHPII"), a fund managed by Prudential Real Estate Investors ("Prudential"), and 5% by the Company, which collectively owned and operated four senior living communities (collectively the "Spring Meadows Communities"). The SHPII/CSL Management Agreements generally provided for management fees of 5% of gross revenue plus reimbursement for costs and expenses related to the communities. On April 8, 2011, SHP II/CSL sold the Spring Meadows Communities in a sale/leaseback transaction to Health Care REIT, Inc. ("HCN"). Upon closing the sale, the Company leased the four senior housing communities from HCN (the "Spring Meadows Transaction"). For additional information, refer to Note 4, "Facility Lease Transactions", in the notes to the consolidated financial statements.

The Company is party to a series of property management agreements (the "SHPIII/CSL Management Agreements") with three joint ventures (collectively "SHPIII/CSL") owned 90% by Senior Housing Partners III, L.P. ("SHPIII"), a fund managed by Prudential Investment Management, Inc. ("Prudential Investment") and 10% by the Company, which collectively own and operate three senior living communities. The SHPIII/CSL Management Agreements are for initial terms of ten years from the date the certificate of occupancy was issued and currently extend until various dates through January 2019. The SHPIII/CSL Management Agreements generally provide for management fees of 5% of gross revenue plus reimbursement for costs and expenses related to the communities.

Development Agreement Guarantees

In 2007, the Company and SHPIII entered into a series of joint venture agreements to develop three senior housing communities located in Ohio. The Company had guaranteed the communities would be completed and

operated at budgeted costs approved by the joint venture members. These costs included the hard and soft construction costs and operating costs until each community reached breakeven. The budgeted costs included contingency reserves for potential cost overruns and other unforeseen costs. The terms of these guarantees generally did not provide for a limitation on the maximum potential future payments. The Company was required to fund any operating deficits until the joint venture reached breakeven for three consecutive months. Any amounts funded by the Company under this guarantee, up to $0.5 million, may be recoverable from the joint venture in the event of liquidation. As of December 31, 2012, the Company had recognized deficit charges of approximately $1.2 million under these development agreement guarantees. During the third quarter of fiscal 2011, the Company met the breakeven requirements of the development agreement guarantees for two of these joint venture developments resulting in full satisfaction and termination of these respective guarantees. Additionally, during the fourth quarter of fiscal 2012, the Company met the breakeven requirements of the development agreement guarantee for the remaining joint venture development resulting in full satisfaction and termination of this guarantee.

Growth Strategies

The Company believes that the fragmented nature of the senior living industry and the limited capital resources available to many small, private operators provide an attractive opportunity for the Company to expand its existing base of senior living operations. The Company believes that its current operations with geographic concentrations throughout the United States serve as the foundation on which the Company can build senior living networks in targeted geographic markets and thereby provide a broad range of high quality care in a cost-efficient manner.

The following are the principal elements of the Company's growth strategy:

Organic Growth

The Company intends to continue to focus on the lease-up of its non-stabilized communities and to increase its occupancy, rents and operating margins of its stabilized communities. The Company continually seeks to improve occupancy rates and increase average rents by: (i) retaining residents as they "age in place" by extending optional care and service programs; (ii) attracting new residents through the on-site marketing programs focused on residents and family members and utilizing technology to enhance internet marketing; (iii) aggressively seeking referrals from professional community outreach sources, including area religious organizations, senior social service programs, civic and business networks, as well as the medical community; and (iv) continually refurbishing and renovating its communities, including converting existing units to higher levels of care.

Expansion and Conversions of Existing Communities

The Company intends to increase levels of care and capacity at certain of its existing communities through expansion and/or conversions of certain units. Increasing our levels of care and capacity is expected to increase revenue and operating income while meeting the needs of our residents who have an average age of 85 years old.

Pursue Strategic Acquisitions

The Company intends to continue to pursue acquisitions of senior living communities. Through strategic acquisitions, joint venture investments, or facility leases, the Company seeks to acquire communities in existing geographically concentrated regions as a means to increase market share, augment existing clusters, strengthen its ability to provide a broad range of care, and create operating efficiencies. As the industry continues to consolidate, the Company believes that opportunities will arise to acquire other senior living companies. The Company believes that the current fragmented nature of the senior living industry, combined with the Company's financial resources, geographically concentrated regions, and extensive contacts within the industry, can be expected to provide it with the opportunity to evaluate a number of potential acquisition opportunities in the future. In reviewing acquisition opportunities, the Company will consider, among other things, geographic location, competitive climate, reputation and quality of management and communities, and the need for renovation or improvement of the communities.

Expand Referral Networks

The Company intends to continue to develop relationships with local and regional hospital systems, managed care organizations and other referral sources to attract new residents to the Company's communities. In certain circumstances these relationships may involve strategic alliances or joint ventures. The Company believes that such arrangements or alliances, which could range from joint marketing arrangements to priority transfer agreements, will enable it to be strategically positioned within the Company's markets if, as the Company believes, senior living programs become an integral part of the evolving health care delivery system.

Operations

Centralized Management

The Company centralizes its corporate and other administrative functions so that the community-based management and staff can focus their efforts on resident care. The Company maintains centralized accounting, finance, human resources, training and other operational functions at its national corporate office in Dallas, Texas. The Company also has a corporate office in New York, New York. The Company's corporate offices are generally responsible for: (i) establishing Company-wide policies and procedures relating to, among other things, resident care and operations; (ii) performing accounting functions; (iii) developing employee training programs and materials; (iv) coordinating human resources; (v) coordinating marketing functions; and (vi) providing strategic direction. In addition, financing, development, construction and acquisition activities, including feasibility and market studies, and community design, development, and construction management are conducted at the Company's corporate offices.

The Company seeks to control operational expenses for each of its communities through proprietary expense management systems, standardized management reporting and centralized controls of capital expenditures, asset replacement tracking, and purchasing for larger and more frequently used supplies through a group purchasing program. Community expenditures are monitored by regional and district managers who are accountable for the resident satisfaction and financial performance of the communities in their region.

Regional Management

The Company provides oversight and support to each of its senior living communities through experienced regional and district managers. A district manager will oversee the marketing and operations of three to seven communities clustered in a small geographic area. A regional manager will cover a larger geographic area consisting of eight to fifteen communities. In most cases, the district and regional managers will office out of the Company's senior living communities. Currently, there are district and regional managers based in the Eastern, Southeast, Central Plains, Midwest, Southwest, Texas and West regions.

The executive director at each community reports to a regional or district manager. The regional and district managers report on the operations of each community directly to senior management at the Company's corporate office. The district and regional managers make regular site visits to each of their communities. The site visits involve a physical plant inspection, quality assurance review, staff training, financial and systems audits, regulatory compliance, and team building.

Community-Based Management

An executive director manages the day-to-day operations at each senior living community, including oversight of the quality of care, delivery of resident services, and monitoring of financial performance. The executive director is also responsible for all personnel, including food service, maintenance, activities, security, assisted living, housekeeping, and, where applicable, nursing. In most cases, each community also has department managers who direct the environmental services, nursing or care services, business management functions, dining services, activities, transportation, housekeeping, and marketing functions.

The assisted living and skilled nursing components of the senior living communities are managed by licensed professionals, such as a nurse and/or a licensed administrator. These licensed professionals have many of the same operational responsibilities as the Company's executive directors, but their primary responsibility is to oversee resident care. Many of the Company's senior living communities and its two skilled nursing facilities

are part of a campus setting, which include independent living. This campus arrangement allows for cross-utilization of certain support personnel and services, including administrative functions that result in greater operational efficiencies and lower costs than freestanding facilities.

The Company actively recruits personnel to maintain adequate staffing levels at its existing communities and hires new staff for new or acquired communities prior to opening. The Company has adopted comprehensive recruiting and screening programs for management positions that utilize corporate office team interviews and thorough background and reference checks. The Company offers system-wide training and orientation for all of its employees at the community level through a combination of Company-sponsored seminars and conferences.

Quality Assurance

Quality assurance programs are coordinated and implemented by the Company's corporate and regional staff. The Company's quality assurance is targeted to achieve maximum resident and resident family member satisfaction with the care and services delivered by the Company. The Company's primary focus in quality control monitoring includes routine in-service training and performance evaluations of caregivers and other support employees. Additional quality assurance measures include:

Resident and Resident's Family Input. On a routine basis, the Company provides residents and their family members the opportunity to provide valuable input regarding the day-to-day delivery of services. On-site management at each community has fostered and encouraged active resident councils and resident committees who meet independently. These resident bodies meet with on-site management on a monthly basis to offer input and suggestions as to the quality and delivery of services. Additionally, at each community the Company conducts annual resident satisfaction surveys to further monitor the satisfaction levels of both residents and their family members. These surveys are sent directly to a third party firm for tabulation then to the Company's corporate headquarters for distribution to onsite staff. For both fiscal 2012 and 2011, the Company achieved 95% approval ratings from its residents. For any departmental area of service scoring below a 90%, a plan of correction is developed jointly by on-site, regional and corporate staff for immediate implementation.

Regular Community Inspections. Each community is inspected, on at least a quarterly basis, by regional and/or corporate staff. Included as part of this inspection is the monitoring of the overall appearance and maintenance of the community interiors and grounds. The inspection also includes monitoring staff professionalism and departmental reviews of maintenance, housekeeping, activities, transportation, marketing, administration and food and health care services, if applicable. The inspections also include observing residents in their daily activities and the community's compliance with government regulations.

Independent Service Evaluations. The Company engages the services of outside professional independent consulting firms to evaluate various components of the community operations. These services include mystery shops, competing community analysis, pricing recommendations and product positioning. This provides management with valuable unbiased product and service information. A plan of action regarding any areas requiring improvement or change is implemented based on information received. At communities where health care is delivered, these consulting service reviews include the on-site handling of medications, record keeping and general compliance with all governmental regulations.

Sales and Marketing

Most communities are staffed by on-site sales directors and additional marketing/sales staff depending on the community size and occupancy status. The primary focus of the on-site marketing staff is to create awareness of the Company and its services among prospective residents and family members, professional referral sources and other key decision makers. These efforts incorporate an aggressive marketing plan to include monthly, quarterly and annual goals for leasing, new lead generation, prospect follow up, community outreach and resident and family referrals. Additionally, the marketing plan includes a calendar of promotional events and a comprehensive media program. On-site marketing departments perform a competing community assessment quarterly. Corporate and regional marketing directors monitor the on-site marketing departments' effectiveness and productivity on a monthly basis. Routine detailed marketing department audits are performed on an annual basis or more frequently if deemed necessary. Corporate and regional personnel assist in the development of marketing strategies

for each community and produce creative media, assist in direct mail programs and necessary marketing collateral. Ongoing sales training of on-site marketing/sales staff is implemented by corporate and regional marketing directors.

In the case of new development, the corporate and regional staff develops a comprehensive community outreach program that is implemented at the start of construction. A marketing pre-lease program is developed and on-site marketing staff are hired and trained to begin the program implementation six to nine months prior to the community opening. Extensive use of media, including radio, television, print, direct mail, telemarketing, and internet marketing is implemented during this pre-lease phase.

After the community is opened and sustaining occupancy levels are attained, the on-site marketing staff is more heavily focused on resident and resident family referrals, as well as professional referrals. A maintenance program for continued lead generation is then implemented.

Government Regulation

Changes in existing laws and regulations, adoption of new laws and regulations and new interpretations of existing laws and regulations could have a material effect on the Company's operations. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations. Accordingly, the Company monitors legal and regulatory developments on local and national levels.

The health care industry is subject to extensive regulation and frequent regulatory change. At this time, no federal laws or regulations specifically regulate assisted or independent living residences. While a number of states have not yet enacted specific assisted living regulations, certain of the Company's assisted living communities are subject to regulation, licensing, CON and permitting by state and local health care and social service agencies and other regulatory authorities. While such requirements vary from state to state, they typically relate to staffing, physical design, required services and resident characteristics. The Company believes that such regulation will increase in the future. In addition, health care providers are receiving increased scrutiny under anti-trust laws as integration and consolidation of health care delivery increases and affects competition. The Company's communities are also subject to various zoning restrictions, local building codes, and other ordinances, such as fire safety codes. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. Regulation of the assisted living industry is evolving. The Company is unable to predict the content of new regulations and their effect on its business. There can be no assurance that the Company's operations will not be adversely affected by regulatory developments.

The Company believes that its communities are in substantial compliance with applicable regulatory requirements. However, unannounced surveys or inspections may occur annually or bi-annually, or following a regulator's receipt of a complaint about a community. In the ordinary course of business, one or more of the Company's communities could be cited for deficiencies resulting from such inspections or surveys. Most inspection deficiencies are resolved through an agreed-to plan of corrective action relating to the community's operations, but the reviewing agency typically has the authority to take further action against a licensed or certified community, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Loss, suspension or modification of a license may also cause us to default under our loan or lease agreements and/or trigger cross-defaults. Sanctions may be taken against providers or facilities without regard to the providers' or facilities' history of compliance. We may also expend considerable resources to respond to federal and state investigations or other enforcement action under applicable laws or regulations. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, any future substantial failure to comply with any applicable legal and regulatory requirements could result in a material adverse effect to our business as a whole. In addition, states Attorneys General vigorously enforce consumer protection laws as those laws relate to the senior living industry. State Medicaid Fraud and Abuse Units may also investigate assisted living communities even if the community or any of its residents do not receive federal or state funds.

Under the Americans with Disabilities Act of 1990 ("ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist that also may require modifications to existing and planned properties to permit access to the properties by disabled persons. While the Company believes that its communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), in conjunction with the federal regulations promulgated thereunder by the Department of Health and Human Services, has established, among other requirements, standards governing the privacy of certain protected and individually identifiable health information ("PHI") that is created, received or maintained by a range of covered entities. HIPAA has also established standards governing uniform health care transactions, the codes and identifiers to be used by the covered entities and standards governing the security of certain electronic transactions conducted by covered entities. Penalties for violations can range from civil money penalties for errors and negligent acts to criminal fines and imprisonment for knowing and intentional misconduct.

In addition, the Company is subject to various federal, state and local environmental laws and regulations. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such contamination properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, the Company could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. The Company has completed Phase I environmental audits of substantially all of the communities in which the Company owns interests, typically at the time of acquisition, and such audits have not revealed any material environmental liabilities that exist with respect to these communities.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs. The Company is not aware of any environmental liability with respect to any of its owned, leased or managed communities that the Company believes would have a material adverse effect on its business, financial condition, or results of operations. The Company believes that its communities are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware of any material non-compliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of the communities the Company currently operates.

The Company believes that the structure and composition of government and, specifically, health care regulations will continue to change and, as a result, regularly monitors developments in the law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environments change. While the Company believes it will be able to structure all its agreements and operations in accordance with applicable law, there can be no assurance that its arrangements will not be successfully challenged.

Competition

The senior living industry is highly competitive, and the Company expects that all segments of the industry will become increasingly competitive in the future. Although there are a number of substantial companies active

in the senior living industry and in the markets in which the Company operates, the industry continues to be very fragmented and characterized by numerous small operators. The Company primarily competes with Assisted Living Concepts, Brookdale Senior Living Inc., Emeritus Corporation, Five Star Quality Care, Inc. and Sunrise Senior Living, Inc. The Company believes that the primary competitive factors in the senior living industry are: (i) location; (ii) reputation for and commitment to a high quality of service; (iii) quality of its on-site staff and support services offered (such as food services); (iv) price of services; and (v) physical appearance and amenities associated with the communities. The Company competes with other companies providing independent living, assisted living, skilled nursing, home health care, and other similar service and care alternatives, some of whom may have greater financial resources than the Company. Because seniors tend to choose senior living communities near their homes, the Company's principal competitors are other senior living and long-term care communities in the same geographic areas as the Company's communities. The Company also competes with other health care businesses with respect to attracting and retaining nurses, technicians, aides and other high quality professional and non-professional employees and managers.

Employees

As of December 31, 2012, the Company employed 4,937 persons, of which 2,695 were full-time employees (71 of whom are located at the Company's corporate offices) and 2,242 were part-time employees. None of the Company's employees are currently represented by a labor union and the Company is not aware of any union organizing activity among its employees. The Company believes that its relationship with its employees is good.

Executive Officers and Other Key Employees of the Registrant

The following table sets forth certain information concerning each of the Company's executive officers and other key employees as of December 31, 2012:

Name	Age	Position(s) with the Company
Lawrence A. Cohen	59	Chief Executive Officer and Vice Chairman of the Board
Keith N. Johannessen	56	President and Chief Operating Officer
Ralph A. Beattie	63	Executive Vice President and Chief Financial Officer
David R. Brickman	54	Vice President, Secretary and General Counsel
Rob L. Goodpaster	59	Vice President — National Marketing
David W. Beathard, Sr.	65	Vice President — Operations
Joseph G. Solari	48	Vice President — Acquisitions
Gloria Holland	45	Vice President — Finance
Glen H. Campbell	68	Vice President — Development
Robert F. Hollister	57	Property Controller

Lawrence A. Cohen has served as one of our directors since November 1996 and as Vice Chairman of the Board since November 1996. He has served as our Chief Executive Officer since May 1999 and was our Chief Financial Officer from November 1996 to May 1999. From 1991 to 1996, Mr. Cohen served as President and Chief Executive Officer of Paine Webber Properties Incorporated. Mr. Cohen serves on the boards of various charitable organizations and is active in several industry associations. Mr. Cohen was a founding member and is on the Executive Committee of the Board of Directors of the American Seniors Housing Association and serves on the Operator Advisory Board of the National Investment Center for the Seniors Housing & Care Industry. Mr. Cohen is a licensed attorney and is also a Certified Public Accountant. He received an LLM from New York University School of Law, a JD from St. John's University School of Law, and a BBA in Accounting from The George Washington University. Mr. Cohen has had positions with businesses involved in senior living for 28 years.

Keith N. Johannessen has been a director since May 1999. Mr. Johannessen has served as our President since March 1994 and Chief Operating Officer since May 1999. He has more than 34 years of operational

experience in seniors housing. Mr. Johannessen began his senior housing career in 1978 with Life Care Services Corporation and then joined Oxford Retirement Services, Inc as Executive Vice President. He later served as Senior Manager in the health care practice of Ernst & Young LLP prior to joining the Company in 1993. Mr. Johannessen has served on the State of the Industry and Model Assisted Living Regulations Committees of the American Seniors Housing Association. He holds a BA degree.

Ralph A. Beattie joined the Company as Executive Vice President and Chief Financial Officer in May 1999. From 1997 to 1999, he served as Executive Vice President and the Chief Financial Officer of Universal Sports America, Inc., which was honored as the number one growth company in Dallas for 1998. For the eight years prior to that he was Executive Vice President and Chief Financial Officer for Haggar Clothing Company, during which time Haggar successfully completed its initial public offering. Mr. Beattie has earned his Masters of Business Administration from Carnegie Mellon University and is both a Certified Management Accountant and a Certified Financial Planner.

David R. Brickman has served as Vice President and General Counsel of the Company and its predecessors since July 1992 and has served as Secretary of the Company since May 2007. From 1989 to 1992, Mr. Brickman served as in-house counsel with LifeCo Travel Management Company, a corporation that provided travel services to U.S. corporations. Mr. Brickman earned a Juris Doctor and Masters of Business Administration from the University of South Carolina and a Masters in Health Administration from Duke University. He currently serves on the Board of Advisors for the Southern Methodist University Corporate Counsel Symposium. He is also a member of the National Center for Assisted Living In-house Counsel Roundtable Task Force, the ALFA Government Relations Roundtable, as well as the Long-Term Care Risk Legal Forum. Mr. Brickman has either practiced law or performed in-house counsel functions for 26 years.

Rob L. Goodpaster has served as Vice President — National Marketing of the Company and its predecessors since December 1992. From 1990 to 1992, Mr. Goodpaster was National Director for Marketing for Autumn America, an owner and operator of senior housing facilities. Mr. Goodpaster has been active in professional industry associations and formerly served on the Board of Directors for the National Association for Senior Living Industries. Mr. Goodpaster has been active in the operational, development and marketing aspects of senior housing for 36 years.

David W. Beathard, Sr. has served as Vice President — Operations of the Company and its predecessors since August 1996. From 1992 to 1996, Mr. Beathard owned and operated a consulting firm, which provided operational, marketing, and feasibility consulting regarding senior housing facilities. Mr. Beathard has been active in the operational, sales and marketing, and construction oversight aspects of senior housing for 39 years.

Joseph G. Solari joined the Company as Vice President — Acquisitions in September 2010. Mr. Solari has more than 16 years of experience originating, structuring, negotiating and executing the acquisition, sale and divestiture of healthcare real estate and real estate operating companies. Prior to joining the Company, from 2007 to 2009, Mr. Solari was Managing Director, Acquisitions for Ventas, Inc., where he was responsible for the firm's real estate investment activities in the seniors housing and skilled nursing industries. Prior to Ventas, Inc., from 1999 to 2007, Mr. Solari spent eight years in the healthcare investment banking group of Houlihan Lokey, where he was responsible for the origination and execution of merger and acquisition, private placement and financial restructuring engagements for the firm's healthcare clients, with particular focus on facility-based, healthcare services companies. Mr. Solari earned his Masters in Business Administration degree from Virginia Commonwealth University.

Gloria M. Holland has served as Vice President — Finance of the Company since June 2004. From 2001 to 2004, Ms. Holland served as Assistant Treasurer and a corporate officer for Aurum Technology, Inc., a privately held company that provided technology and outsourcing to community banks. From 1996 to 2001, Ms. Holland held positions in Corporate Finance and Treasury at Brinker International, an owner and operator of casual dining restaurants. From 1989 to 1996, Ms. Holland was a Vice President in the Corporate Banking division of NationsBank and predecessor banks. Ms. Holland received a BBA in Finance from the University of Mississippi in 1989.

Glen H. Campbell has served as Vice President — Development of the Company since September 1997. From 1990 to 1997 Mr. Campbell served as Vice President of Development for Greenbrier Corporation, an

assisted living development and management company. From 1985 to 1990 Mr. Campbell served as Director of Facility Management for Retirement Corporation of America. Mr. Campbell has been active in the design and development of retirement communities for 38 years.

Robert F. Hollister, a Certified Public Accountant, has served as Property Controller for the Company and its predecessors since April 1992. From 1985 to 1992, Mr. Hollister was Chief Financial Officer and Controller of Kavanaugh Securities, Inc., a National Association of Securities Dealers broker dealer. Mr. Hollister is a member of the American Institute of Certified Public Accountants.

Subsidiaries

Capital Senior Living Corporation is the parent company of several direct and indirect subsidiaries. Although Capital Senior Living Corporation and its subsidiaries are referred to collectively for ease of reference in this Form 10-K as the Company, these subsidiaries are separately incorporated and maintain their legal existence separate and apart from the parent, Capital Senior Living Corporation.

ITEM 1A. RISK FACTORS.

Our business involves various risks and uncertainties. When evaluating our business the following information should be carefully considered in conjunction with the other information contained in our periodic filings with the SEC. Additional risks and uncertainties not known to us currently or that currently we deem to be immaterial also may impair our business operations. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer. Negative events are likely to decrease our revenue, increase our costs, make our financial results poorer and/or decrease our financial strength, and may cause our stock price to decline.

We have significant debt and our failure to generate cash flow sufficient to cover required interest and principal payments could result in defaults of the related debt.

As of December 31, 2012, we had mortgage and other indebtedness totaling approximately $362.6 million. We cannot assure you that we will generate cash flow from operations or receive proceeds from refinancings, other financings or the sales of assets sufficient to cover required interest and principal payments. Any payment or other default could cause the applicable lender to foreclose upon the communities securing the indebtedness with a consequent loss of income and asset value to us. Further, because some of our mortgages contain cross-default and cross-collateralization provisions, a payment or other default by us with respect to one community could affect a significant number of our other communities.

We have significant operating lease obligations and our failure to generate cash flows sufficient to cover these lease obligations could result in defaults under the lease agreements.

As of December 31, 2012, we leased 50 communities with future lease obligations totaling approximately $561.3 million, with minimum lease obligations of $59.6 million in fiscal 2013. We cannot assure you that we will generate cash flow from operations or receive proceeds from refinancings, other financings or the sales of assets sufficient to cover these required operating lease obligations. Any payment or other default under any such lease could result in the termination of the lease, with a consequent loss of income and asset value to us. Further, because our leases contain cross-default provisions, a payment or other default by us with respect to one leased community could affect all of our other leased communities with related lessors. Certain of our leases contain various financial and other restrictive covenants, which could limit our flexibility in operating our business. Failure to maintain compliance with the lease obligations as set forth in our lease agreements could have a material adverse impact on us. The termination of a significant portion of our facility lease agreements could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our failure to comply with financial covenants and other restrictions contained in debt instruments and lease agreements could result in the acceleration of the related debt or lease or in the exercise of other remedies.

Our outstanding indebtedness and leases are secured by our communities, and, in certain cases, a guaranty by one or more of our subsidiaries. Therefore, an event of default under the outstanding indebtedness or leases,

subject to cure provisions in certain instances, would give the respective lenders or lessors, as applicable, the right to declare all amounts outstanding to be immediately due and payable, terminate the lease, or foreclose on collateral securing the outstanding indebtedness and leases.

There are various financial covenants and other restrictions in certain of our debt instruments and lease agreements, including provisions which:

- require us to meet specified financial tests at the subsidiary company level, which include, but are not limited to, tangible net worth requirements;
- require us to meet specified financial tests at the community level, which include, but are not limited to, lease coverage tests; and
- require consent for changes in control of us.

If we fail to comply with any of these requirements, then the related indebtedness or lease obligations could become due and payable prior to their stated dates. We cannot assure that we could pay these debt or lease obligations if they became due prior to their stated dates.

We will require additional financing and/or refinancings in the future and may issue equity securities.

Our ability to obtain such financing or refinancing on terms acceptable to us could have a material adverse effect on our business, financial condition, cash flows, and results of operations. Our ability to meet our long-term capital requirements, including the repayment of certain long-term debt obligations, will depend, in part, on our ability to obtain additional financing or refinancings on acceptable terms from available financing sources, including through the use of mortgage financing, joint venture arrangements, by accessing the debt and/or equity markets and possibly through operating leases or other types of financing, such as lines of credit. Recent turmoil in the financial markets has severely restricted the availability of funds for borrowing and may make it more difficult or costly for us to raise capital. There can be no assurance that financing or refinancings will be available or that, if available, will be on terms acceptable to us. Moreover, raising additional funds through the issuance of equity securities could cause existing stockholders to experience dilution and could adversely affect the market price of our common stock. The disruptions in the financial markets have had and may continue to have a significant adverse effect on the market value of our common stock and other adverse effects on us and our business. Our inability to obtain additional financing or refinancings on terms acceptable to us could delay or eliminate some or all of our growth plans, necessitate the sales of assets at unfavorable prices or both, and would have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Any future floating rate debt and lease obligations could expose us to rising interest rates.

Currently all of our debt carries fixed interest rates. However, future indebtedness and lease obligations, if applicable, may be based on floating interest rates prevailing from time to time. Therefore, increases in prevailing interest rates could increase in the future our interest or lease payment obligations and could in the future have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We cannot assure that we will be able to effectively manage our growth.

We intend to expand our operations, directly or indirectly, through the acquisition of existing senior living communities, the expansion of some of our existing senior living communities and/or through an increase in the number of communities which we manage under management agreements. The success of our growth strategy will depend, in large part, on our ability to implement these plans and to effectively operate these communities. If we are unable to manage our growth effectively, our business, financial condition, cash flows, and results of operations may be adversely affected.

We cannot assure that we will attempt to, or be able to, acquire additional senior living communities, or expand existing senior living communities.

The acquisition of existing communities or other businesses involves a number of risks. Existing communities available for acquisition frequently serve or target different markets than those presently served by us. We may also determine that renovations of acquired communities and changes in staff and operating management

personnel are necessary to successfully integrate those communities or businesses into our existing operations. The costs incurred to reposition or renovate newly acquired communities may not be recovered by us. In undertaking acquisitions, we also may be adversely impacted by unforeseen liabilities attributable to the prior operators of those communities or businesses, against whom we may have little or no recourse. The success of our acquisition strategy will be determined by numerous factors, including our ability to identify suitable acquisition candidates; the competition for those acquisitions; the purchase price; the requirement to make operational or structural changes and improvements; the financial performance of the communities or businesses after acquisition; our ability to finance the acquisitions; and our ability to integrate effectively any acquired communities or businesses into our management, information, and operating systems. We cannot assure that our acquisition of senior living communities or other businesses will be completed at the rate currently expected, if at all, or if completed, that any acquired communities or businesses will be successfully integrated into our operations.

Our ability to successfully expand existing senior living communities will depend on a number of factors, including, but not limited to, our ability to acquire suitable sites at reasonable prices; our success in obtaining necessary zoning, licensing, and other required governmental permits and authorizations; and our ability to control construction costs and accurately project completion schedules. Additionally, we anticipate that the expansion of existing senior living communities may involve a substantial commitment of capital for a period of time of two years or more until the new senior living communities or expansions are operating and producing revenue, the consequence of which could be an adverse impact on our liquidity.

Termination of resident agreements and resident attrition could affect adversely our revenues and earnings.

State regulations governing assisted living facilities require written resident agreements with each resident. Most of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, the resident agreements signed by us allow residents to terminate their agreement on 30 days' notice. Thus, we cannot contract with residents to stay for longer periods of time, unlike typical apartment leasing arrangements that involve lease agreements with specified leasing periods of up to a year or longer. If a large number of residents elected to terminate their resident agreements at or around the same time, then our revenues and earnings could be adversely affected. In addition, the advanced age of our average resident means that the resident turnover rate in our senior living facilities may be difficult to predict.

We largely rely on private pay residents and circumstances that adversely affect the ability of the elderly to pay for our services could have a material adverse effect on us.

Approximately 95% of our total revenues from communities that we operated were attributable to private pay sources and approximately 5% of our revenues from these communities were attributable to reimbursements from Medicare and Medicaid during fiscal 2012. We expect to continue to rely primarily on the ability of residents to pay for our services from their own or family financial resources. The current unfavorable economic conditions in the housing, financial, and credit markets, inflation, or other circumstances that adversely affect the ability of the elderly to pay for our services could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We are subject to risks related to third-party management agreements.

At December 31, 2012, we managed three senior living communities for joint ventures in which we have a minority interest pursuant to multi-year management agreements. The management agreements have initial terms of 10 years. Under these agreements we provide management services to joint venture owners to operate senior living communities and have provided, and may in the future provide, management and consulting services to third parties on market and site selection, pre-opening sales and marketing, start-up training and management services for facilities under development and construction. Either party to the agreements may terminate them upon the occurrence of an event of default caused by the other party. In addition, subject to our rights to cure deficiencies, community owners may terminate us as manager if any licenses or certificates necessary for operation are revoked, or if we have a change of control. Also, a community owner may terminate the management agreement relating to a particular community if we are in default under other management agreements relating to

other communities owned by the same community owner or its affiliates. In addition, in certain cases the community owner may terminate the agreement upon 30 days' notice to us in the event of a sale of the community.

Failure to perform our obligations under our joint venture arrangements could have a material adverse effect on us.

We hold 10% minority interests in three joint ventures with affiliates of Prudential Investment. We also manage the communities owned by these joint ventures. Under the terms of the joint venture agreements with Prudential Investment covering three properties, we are obligated to meet certain cash flow targets and failure to meet these cash flow targets could result in termination of the management agreements.

The Company, on the three joint venture developments with Prudential Investment, had development agreement guarantees that the communities would be completed and operated at the budgeted costs approved by the joint venture members. These costs included the hard and soft construction costs and operating costs until each community reached breakeven. The budgeted costs included contingency reserves for potential costs overruns and other unforeseen costs. The terms of these guarantees generally did not provide for a limitation on the maximum potential future payments. The Company was required to fund operating deficits until the joint venture reached breakeven for three consecutive months. Any amounts funded by the Company under this commitment, up to $0.5 million, may be recoverable from the joint venture in the event of liquidation. As of December 31, 2012, the Company had recognized deficit charges of approximately $1.2 million under these development agreement guarantees. During the third quarter of fiscal 2011, the Company met the breakeven requirements of the development agreement guarantees for two of these joint venture developments resulting in full satisfaction and termination of these respective guarantees. Additionally, during the fourth quarter of fiscal 2012, the Company met the breakeven requirements of the development agreement guarantee for the remaining joint venture development resulting in full satisfaction and termination of this guarantee. All of the management agreements with the joint ventures contain termination and renewal provisions. We do not control these joint venture decisions covering termination or renewal. Performance of the above obligations or termination or non-renewal of the management agreements could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

The senior living services industry is very competitive and some competitors may have substantially greater financial resources than us.

The senior living services industry is highly competitive, and we expect that all segments of the industry will become increasingly competitive in the future. We compete with other companies providing independent living, assisted living, skilled nursing, home health care and other similar services and care alternatives. We also compete with other health care businesses with respect to attracting and retaining nurses, technicians, aides and other high quality professional and non-professional employees and managers. Although we believe there is a need for senior living communities in the markets where we operate residences, we expect that competition will increase from existing competitors and new market entrants, some of whom may have substantially greater financial resources than us. In addition, some of our competitors operate on a not-for-profit basis or as charitable organizations and have the ability to finance capital expenditures on a tax-exempt basis or through the receipt of charitable contributions, neither of which are available to us. Furthermore, if the development of new senior living communities outpaces the demand for those communities in the markets in which we have senior living communities, those markets may become saturated. Regulation in the independent and assisted living industry, which represents a substantial portion of our senior living services, is not substantial. Consequently, development of new senior living communities could outpace demand. An oversupply of those communities in our markets could cause us to experience decreased occupancy, reduced operating margins and lower profitability.

We rely on the services of key executive officers and the loss of these officers or their services could have a material adverse effect on us.

We depend on the services of our executive officers for our management. The loss of some of our executive officers and the inability to attract and retain qualified management personnel could affect our ability to manage our business and could adversely affect our business, financial condition, cash flows, and results of operations.

A significant increase in our labor costs could have a material adverse effect on us.

We compete with other providers of senior living services with respect to attracting and retaining qualified management personnel responsible for the day-to-day operations of each of our communities and skilled personnel responsible for providing resident care. A shortage of nurses or trained personnel may require us to enhance our wage and benefits package in order to compete in the hiring and retention of these personnel or to hire more expensive temporary personnel. We also will be dependent on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. No assurance can be given that our labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. Any significant failure by us to control our labor costs or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We are subject to risks related to the provision for employee health care benefits and recent health care reform legislation.

We use a combination of insurance and self-insurance for employee health care plans. We record expenses under these plans based on estimates of the costs of expected claims, administrative costs and stop-loss premiums. These estimates are then adjusted to reflect actual costs incurred. Actual costs under these plans are subject to variability depending primarily upon participant enrollment and demographics, the actual costs of claims and whether stop-loss insurance covers these claims. In the event that our cost estimates differ from actual costs, we could incur additional unplanned health care costs which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In March 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) was passed and signed into law. This legislation expands health care coverage to many uninsured individuals and expands health care coverage to those already insured under existing plans. The health care reform legislation includes, among other things, guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, and imposes new and significant taxes on health insurers and health care benefits. Provisions of the health care reform legislation become effective at various dates over the next several years. The United States Department of Health and Human Services, National Association of Insurance Commissioners, Department of Labor and Treasury Department have yet to issue necessary enabling regulations and guidance with respect to the health care reform legislation. Due to the breadth and complexity of the health care reform legislation, the lack of implementing regulations and interpretative guidance, and the phased-in nature of the implementation, it is difficult to predict the overall impact this legislation will have over the coming years; however, this legislation could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

There is an inherent risk of liability in the provision of personal and health care services, not all of which may be covered by insurance.

The provision of personal and health care services in the long-term care industry entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. Moreover, senior living communities offer residents a greater degree of independence in their daily living. This increased level of independence may subject the resident and, therefore, us to risks that would be reduced in more institutionalized settings. We currently maintain insurance in amounts we believe are comparable to those maintained by other senior living companies based on the nature of the risks, our historical experience and industry standards, and we believe that this insurance coverage is adequate. However, we may become subject to claims in excess of our insurance or claims not covered by our insurance, such as claims for punitive damages, terrorism and natural disasters. A claim against us not covered by, or in excess of, our insurance could have a material adverse effect upon us.

In addition, our insurance policies must be renewed annually. Based upon poor loss experience, insurers for the long-term care industry have become increasingly wary of liability exposure. A number of insurance carriers

have stopped writing coverage to this market, and those remaining have increased premiums and deductibles substantially. Therefore, we cannot assure that we will be able to obtain liability insurance in the future or that, if that insurance is available, it will be available on acceptable economic terms.

We are subject to government regulations and compliance, some of which are burdensome and some of which may change to our detriment in the future.

Federal and state governments regulate various aspects of our business. The development and operation of senior living communities and the provision of health care services are subject to federal, state and local licensure, certification and inspection laws that regulate, among other matters, the number of licensed beds, the provision of services, the distribution of pharmaceuticals, billing practices and policies, equipment, staffing (including professional licensing), operating policies and procedures, fire prevention measures, environmental matters and compliance with building and safety codes. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new residents, suspension or decertification from the Medicare program, restrictions on the ability to acquire new communities or expand existing communities and, in extreme cases, the revocation of a community's license or closure of a community. We believe that such regulation will increase in the future and we are unable to predict the content of new regulations or their effect on our business, any of which could materially adversely affect us.

Various states, including several of the states in which we currently operate, control the supply of licensed skilled nursing beds, assisted living communities and home health care agencies through CON or other programs. In those states, approval is required for the construction of new health care communities, the addition of licensed beds and some capital expenditures at those communities, as well as the opening of a home health care agency. To the extent that a CON or other similar approval is required for the acquisition or construction of new communities, the expansion of the number of licensed beds, services, or existing communities, or the opening of a home health care agency, we could be adversely affected by our failure or inability to obtain that approval, changes in the standards applicable for that approval, and possible delays and expenses associated with obtaining that approval. In addition, in most states, the reduction of the number of licensed beds or the closure of a community requires the approval of the appropriate state regulatory agency and, if we were to seek to reduce the number of licensed beds at, or to close, a community, we could be adversely affected by a failure to obtain or a delay in obtaining that approval.

Federal and state anti-remuneration laws, such as "anti-kickback" laws, govern some financial arrangements among health care providers and others who may be in a position to refer or recommend patients to those providers. These laws prohibit, among other things, some direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. Federal anti-kickback laws have been broadly interpreted to apply to some contractual relationships between health care providers and sources of patient referral. Similar state laws vary, are sometimes vague, and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in Medicare and Medicaid programs. There can be no assurance that those laws will be interpreted in a manner consistent with our practices.

Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist that also may require modifications to existing and planned communities to create access to the properties by disabled persons. Although we believe that our communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by us. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

The Health Insurance Portability and Accountability Act of 1996, in conjunction with the federal regulations promulgated thereunder by the Department of Health and Human Services, has established, among other requirements, standards governing the privacy of certain protected and individually identifiable health

information that is created, received or maintained by a range of covered entities. HIPAA has also established standards governing uniform health care transactions, the codes and identifiers to be used by the covered entities and standards governing the security of certain electronic transactions conducted by covered entities. Penalties for violations can range from civil money penalties for errors and negligent acts to criminal fines and imprisonment for knowing and intentional misconduct. HIPAA is a complex set of regulations and many unanswered questions remain with respect to the manner in which HIPAA applies to businesses such as those operated by us.

An increasing number of legislative initiatives have been introduced or proposed in recent years that would result in major changes in the health care delivery system on a national or a state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of government health insurance plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any of the above proposals or other proposals will be adopted and, if adopted, no assurances can be given that their implementation will not have a material adverse effect on our business, financial condition or results of operations.

We may be subject to liability for environmental damages.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by those parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and liability under these laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of the substances may be substantial, and the presence of the substances, or the failure to properly remediate the property, may adversely affect the owner's ability to sell or lease the property or to borrow using the property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. If we become subject to any of these claims the costs involved could be significant and could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Anti-takeover provisions in our governing documents, governing law, material agreements and our shareholder rights plan may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable or prevent the removal of our current board of directors and management.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that will hinder takeover attempts, including: a staggered board of directors consisting of three classes of directors, each of whom serve three-year terms; removal of directors only for cause, and only with the affirmative vote of at least a majority of the voting interest of stockholders entitled to vote; right of our directors to issue preferred stock from time to time with voting, economic and other rights superior to those of our common stock without the consent of our stockholders; provisions in our amended and restated certificate of incorporation and amended and restated by-laws limiting the right of our stockholders to call special meetings of stockholders; advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; requirement for two-thirds stockholder approval for amendment of our by-laws and certain provisions of our certificate of incorporation; and no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.

Several of our leases, loan documents and other material agreements require approval in case of a change of control of our company. These provisions may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our stockholders.

In addition to the anti-takeover provisions described above, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a person beneficially owning, directly or in directly, 15% or more of our outstanding common stock from engaging in a business combination with us for three years after the person acquired the stock. However, this prohibition does not apply if (A) our directors approve in advance the person's ownership of 15% or more of the shares or the business combination or (B) the business combination is approved by our stockholders by a vote of at least two-thirds of the outstanding shares not owned by the acquiring person. Also, our board of directors adopted a stockholder rights plan, which may discourage a third party from making an unsolicited proposal to acquire 20% or more of our common stock.

Because we do not presently have plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investment.

It is the policy of our Board of Directors to retain any future earnings to finance the operation and expansion of the Company's business. Accordingly, the Company has not and does not currently anticipate declaring or paying cash dividends on your common stock in the foreseeable future. The payment of cash dividends in the future will be at the sole discretion of our Board of Directors and will depend on, among other things, the Company's earnings, operations, capital requirements, financial condition, restrictions in then existing financing agreements and other factors deemed relevant by our Board of Directors. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

The price of our common stock has fluctuated substantially over the past several years and may continue to fluctuate substantially in the future.

Our stock price may continue to be subject to significant fluctuations as a result of a variety of factors, which are described throughout this Annual report on Form 10-K, including those factors discussed under this section entitled "Risk Factors." Some of these factors are beyond our control. We may fail to meet the expectations of our stockholders or securities analysts at some point in the future, and our stock price could decline as a result.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The executive and administrative offices of the Company are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254, and consist of approximately 26,000 square feet. The lease on the premises currently extends through May 2013, however the Company is in the process of negotiating an extension through September 2020. The Company believes that its corporate office facilities are adequate to meet its requirements through at least fiscal 2013 and that suitable additional space will be available, as needed, to accommodate further physical expansion of corporate operations. The Company also leases executive office space in New York, New York pursuant to a two-year lease agreement.

As of December 31, 2012, the Company owned, leased and/or managed the senior living communities referred to in Item 1 above under the caption "Operating Communities."

ITEM 3. LEGAL PROCEEDINGS.

The Company has claims incurred in the normal course of its business. Most of these claims are believed by management to be covered by insurance, subject to normal reservations of rights by the insurance companies and possibly subject to certain exclusions in the applicable insurance policies. Whether or not covered by insurance, these claims, in the opinion of management, based on advice of legal counsel, should not have a material effect on the consolidated financial statements of the Company if determined adversely to the Company.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information and Holders

The Company's shares of common stock are listed for trading on the New York Stock Exchange ("NYSE") under the symbol "CSU". The following table sets forth, for the periods indicated, the high and low sales prices for the Company's common stock, as reported on the NYSE. At March 1, 2013, there were approximately 125 stockholders of record of the Company's common stock.

	2012		2011	
Year	**High**	**Low**	**High**	**Low**
First Quarter	$ 9.50	$ 7.32	$10.91	$6.60
Second Quarter	10.84	8.79	10.82	8.26
Third Quarter	15.32	9.69	10.10	5.67
Fourth Quarter	18.77	14.50	8.54	5.44

Dividends

It is the policy of the Company's Board of Directors to retain all future earnings to finance the operation and expansion of the Company's business. Accordingly, the Company did not declare or pay cash dividends on its common stock during fiscal 2012 or 2011 and does not anticipate declaring or paying cash dividends on the common stock in the foreseeable future. The payment of cash dividends in the future will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, the Company's earnings, operations, capital requirements, financial condition, restrictions in then existing financing agreements, and other factors deemed relevant by the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information relating to the Company's equity compensation plans as of December 31, 2012:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of the Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	265,930	$6.28	901,604
Equity compensation plans not approved by security holders	—	—	—
Total	265,930	$6.28	901,604

Performance Graph

The following Performance Graph shows the cumulative total return for the five-year period ended December 31, 2012, in the value of $100 invested in: (1) the Company's common stock; (2) the Standard & Poor's Broad Market Index (the "S&P 500"); and (3) the common stock of the Peer Group (as defined below) of companies, whose returns represent the arithmetic average of such companies. The values with each investment as of the beginning of each year are based on share price appreciation and the reinvestment with dividends on the respective ex-dividend dates.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Capital Senior Living Corporation, the S&P 500 Index, and a Peer Group



Capital Senior Living Corporation
S&P 500
Peer Group
DOLLARS
250
200
150
100
50
0
12/07
12/08
12/09
12/10
12/11
12/12

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

The preceding graph assumes $100 invested at the beginning of the measurement period, including reinvestment of dividends, in the Company's common stock, the S&P 500, and the Peer Group and was plotted using the following data:

	Cumulative Total Returns					
	12/07	12/08	12/09	12/10	12/11	12/12
Capital Senior Living Corporation	100.00	30.01	50.55	67.47	79.96	188.22
S & P 500	100.00	63.00	79.67	91.67	93.61	108.59
Peer Group	100.00	22.14	52.85	63.97	53.77	78.95

The Company's Peer Group, which was selected in good faith on an industry basis, consists of Assisted Living Concepts, Inc., Brookdale Senior Living, Inc., Emeritus Corporation, Five Star Quality Care, Inc., and Sunrise Senior Living, Inc.

(b) Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

Not applicable.

(c) Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following information is provided pursuant to Item 703 of Regulation S-K. The Company did not repurchase any shares of its common stock pursuant to the Company's share repurchase program (as described below) during the year ended December 31, 2012. The information set forth in the table below reflects shares repurchased by the Company pursuant to this program prior to the year ended December 31, 2012.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Total at September 30, 2012	349,800	$2.67	349,800	$9,065,571
October 1 — October 31, 2012	—	—	—	—
November 1 — November 30, 2012	—	—	—	—
December 1 — December 31, 2012	—	—	—	—
Total at December 31, 2012	349,800	$2.67	349,800	$9,065,571

(1) On January 22, 2009, the Company's board of directors approved a share repurchase program that authorized the Company to purchase up to $10.0 million of the Company's common stock. The repurchase program does not obligate the Company to acquire any particular amount of common stock and the share repurchase authorization has no stated expiration date. All shares that have been purchased by the Company under this program were purchased in open-market transactions.

ITEM 6. SELECTED FINANCIAL DATA.

The following table presents selected financial data of the Company which has been derived from the audited consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this Annual Report.

	At and for the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share and other data)				
Consolidated Statements of Operations and Comprehensive (Loss) Income Data:					
Total revenues	$310,536	$263,502	$211,929	$191,991	$193,274
Income from operations	13,655	17,911	18,515	16,612	17,015
Net (loss) income	(3,119)	3,025	4,254	2,759	3,724
Net (loss) income per share:					
Basic net (loss) income per share	$ (0.11)	0.11	0.16	0.10	0.14
Diluted net (loss) income per share	$ (0.11)	$ 0.11	$ 0.16	$ 0.10	$ 0.14
Balance Sheet Data:					
Cash and cash equivalents (excluding restricted cash)	$ 18,737	$ 22,283	$ 31,248	$ 28,972	$ 25,880
Working (deficit) capital(1)	(5,712)	20,786	31,080	18,442	13,445
Total assets	636,942	462,326	382,781	380,503	388,120
Long-term debt, excluding current portion	342,366	224,940	170,026	173,822	177,541
Stockholders' equity	$168,594	$169,141	$163,823	$158,130	$155,149
Other Data:					
Communities (at end of period)					
Owned or leased	98	81	70	50	50
Joint ventures & managed	3	3	7	16	14
Total	101	84	77	66	64
Resident capacity:					
Owned or leased	12,973	11,150	9,566	7,950	7,701
Joint ventures & managed	674	674	1,434	2,234	1,750
Total	13,647	11,824	11,000	10,184	9,451

(1) Working capital for fiscal 2010, 2009, and 2008 was revised from amounts originally reported to reclassify assets held for sale of $354 to property and equipment, which had no impact on total assets. The working deficit at December 31, 2012, was attributable to an interim short-term loan for $11.6 million obtained by the Company from Berkadia for the acquisition of a senior living community which closed on October 23, 2012. The Company obtained long-term fixed rate financing from Fannie Mae on March 7, 2013, to replace the interim loan at a fixed rate of 4.66% with a 10-year term.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Certain information contained in this report constitutes "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "would," "intend," "could," "believe," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The Company cautions readers that forward-looking statements, including, without limitation, those relating to the Company's future business prospects,

revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors herein identified. These factors include the Company's ability to find suitable acquisition properties at favorable terms, financing, licensing, business conditions, risks of downturn in economic conditions generally, satisfaction of closing conditions such as those pertaining to licensure, availability of insurance at commercially reasonable rates, and changes in accounting principles and interpretations, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC.

Overview

The following discussion and analysis addresses (i) the Company's results of operations on a historical consolidated basis for the years ended December 31, 2012, 2011, and 2010, and (ii) liquidity and capital resources of the Company and should be read in conjunction with the Company's historical consolidated financial statements and the selected financial data contained elsewhere in this report.

The Company is one of the largest operators of senior living communities in the United States. The Company's operating strategy is to provide value to its senior living residents by providing quality senior living services at reasonable prices, while achieving and sustaining a strong, competitive position within its geographically concentrated regions, as well as to continue to enhance the performance of its operations. The Company provides senior living services to the elderly, including independent living, assisted living, skilled nursing and home care services.

As of December 31, 2012, the Company operated 101 senior living communities in 23 states with an aggregate capacity of approximately 13,650 residents, including 51 senior living communities which the Company either owned or in which the Company had an ownership interest, and 50 senior living communities that the Company leased. As of December 31, 2012, the Company also operated one home care agency.

Significant Financial and Operational Highlights

The Company's operating strategy is to provide value to its senior living residents by providing quality senior living services at reasonable prices, while achieving and sustaining a strong, competitive position within its geographically concentrated regions, as well as to continue to enhance the performance of its operations. The Company provides senior living services to the elderly, including independent living, assisted living, skilled nursing and home care services. Many of the Company's communities offer a continuum of care to meet its residents' needs as they change over time. This continuum of care, which integrates independent living and assisted living and is bridged by home care through independent home care agencies or the Company's home care agency, sustains residents' autonomy and independence based on their physical and mental abilities.

The Company primarily derives its revenue by providing senior living and healthcare services to the elderly and operating senior living communities under joint venture arrangements. Improved operating results, recent acquisitions, and prudent expense management initiatives have fueled the Company's growing profitability. When comparing fiscal 2012 to fiscal 2011, the Company generated total revenues of approximately $310.5 million compared to total revenues of approximately $263.5 million, respectively, representing an increase of approximately $47.0 million, or 17.8%, of which approximately 98.2% of these revenues consisted of senior living resident and healthcare services during fiscal 2012 compared to 97.4% during fiscal 2011.

Effective December 21, 2012, the Company closed the acquisition of one senior living community located in Rocky River, Ohio, for approximately $10.8 million (the "Harbor Court Transaction"). The community consists of 116 assisted living units. The Company obtained financing from Fannie Mae for approximately $7.6 million of the acquisition price at a fixed rate of 4.58% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective December 20, 2012, the Company closed the acquisition of one senior living community located in Springfield, Missouri, for approximately $22.0 million (the "Montclair Transaction"). The community consists of 159 independent living units. The Company obtained financing from Fannie Mae for approximately $17.0 million of the acquisition price at a fixed rate of 4.32% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective October 23, 2012, the Company closed the acquisition of six senior living communities located in Indiana and Ohio, for approximately $62.5 million (the "Country Charm and Woodlands Transaction"). The communities consist of 440 assisted living units. The Company obtained financing for four of the communities from Fannie Mae for approximately $26.4 million of the acquisition price at a fixed rate of 4.34% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources. The Company obtained interim financing for one of the communities from Berkadia Commercial Mortgage LLC ("Berkadia") for $6.4 million of the acquisition price at a variable rate of LIBOR plus 4.5%, with the balance of the acquisition price paid from the Company's existing cash resources. The Company obtained long-term fixed rate financing from Fannie Mae on December 28, 2012, for approximately $6.4 million to replace the Berkadia interim loan at a fixed rate of 4.5% with a 10-year term. Due to a recent expansion which had not yet reached stabilization, the Company also obtained interim financing for one of the communities from Berkadia for $11.6 million of the acquisition price at a variable rate of LIBOR plus 4.5% which matures on November 10, 2013, with the balance of the acquisition price paid from the Company's existing cash resources. The Company obtained long-term fixed rate financing to replace the $11.6 million Berkadia interim loan from Fannie Mae on March 7, 2013, at a fixed rate of 4.66% with a 10-year term.

Effective October 23, 2012, the Company closed the acquisition of one senior living community located in Batesville, Indiana, for approximately $4.0 million (the "Batesville Transaction"). The community consists of 41 assisted living units. The Company obtained financing through Fannie Mae for approximately $2.6 million of the acquisition price at a fixed rate of 4.34% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective October 17, 2012, the Company closed the acquisition of one senior living community located in Corpus Christi, Texas, for approximately $6.4 million. The property acquired is part of the five community Esperanza Transaction (as defined below) of which the other four communities closed during the first quarter of fiscal 2012. The community consists of 50 assisted living units. The Company assumed mortgage debt originated by the U.S. Department of Housing and Urban Development ("HUD") of approximately $3.2 million of the acquisition price at a fixed rate of 4.48% with approximately a 33-year remaining term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective June 27, 2012, the Company closed a lease modification transaction with Ventas, Inc. ("Ventas") which resulted in the Company exchanging two of its owned communities for one of the communities in the existing Ventas lease portfolio and simultaneously leasing back the two communities exchanged (the "Ventas Lease Transaction"). This transaction was the result of negotiations for a permanent solution to the anticipation of the Company not meeting certain lease coverage ratio requirements for its lease portfolio of ten properties with Ventas. The East Lansing Community and Raleigh Community were exchanged for the Towne Centre Community. All three communities continue to be operated by the Company. In conjunction with this transaction, Ventas assumed approximately $18.3 million of existing mortgage debt with Berkadia and the Company received the Towne Centre Community unencumbered. All of the leased communities in the Ventas lease portfolio were modified to be coterminous with the East Lansing and Raleigh Community leases expiring on September 30, 2020, with two 5-year renewal extensions available at the Company's option, eliminate property-level lease covenants, and contain substantially similar terms and structures. Under the terms of the lease agreements with Ventas, the Company had previously deposited additional cash collateral of approximately $3.4 million which was returnable to the Company once certain performance targets were reached. However, due to the rebalanced lease portfolio meeting the lease coverage ratio requirements, the Company negotiated the return of these deposits as a condition to the lease modification. Additionally, due to the extension of the lease terms for the Ventas lease portfolio to fiscal 2020, the rights of Ventas to reset the underlying values of the leased communities were deferred for five years.

Effective April 30, 2012, the Company closed the acquisition of one senior living community located in Irving, Texas, for approximately $19.2 million (the "Remington Transaction"). The community consists of 128 independent living units. The Company obtained financing through Fannie Mae for approximately $11.8 million of the acquisition price at a fixed rate of 4.48% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

Effective March 30, 2012, the Company closed the acquisition of one senior living community located in Jeffersonville, Indiana, for approximately $15.3 million (the "Riverbend Transaction"). The community consists of 97 assisted living units. The Company obtained financing through Fannie Mae for approximately $11.5 million of the acquisition price at a fixed rate of 4.76% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

Effective March 30, 2012, the Company also closed the acquisition of four senior living communities located in Arlington, College Station, Conroe and Stephenville, Texas, for approximately $34.1 million. The four communities acquired are part of a five community portfolio (the "Esperanza Transaction") with the fifth community located in Corpus Christi, Texas, which closed on October 17, 2012. The four communities acquired consist of 45 independent living units and 211 assisted living units. The Company obtained financing through Fannie Mae for approximately $26.1 million of the acquisition price at a fixed rate of 4.69% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

Effective March 1, 2012, the Company closed the acquisition of a senior living community located in Granbury, Texas, for approximately $7.0 million (the "Granbury Transaction"). The community consists of 82 assisted living units. The Company obtained financing through Fannie Mae for approximately $5.4 million of the acquisition price at a fixed rate of 4.38% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

Joint Venture Transactions and Management Contracts

As of December 31, 2012, the Company managed three communities owned by joint ventures in which the Company has a minority interest. For communities owned by joint ventures, the Company typically receives a management fee of 5% of gross revenues.

The Company's joint venture management fees are primarily based on a percentage of gross revenues. As a result, the cash flow and profitability of such contracts to the Company are more dependent on the revenues generated by such communities and less dependent on net cash flow than for owned or leased communities. Further, the Company is not responsible for capital investments in managed communities. The management contracts are generally terminable only for cause or upon the sale of a community, subject to the Company's right to offer to purchase such community.

SHPII/CSL Transactions

In November 2004, the Company formed SHPII/CSL with SHPII. SHPII/CSL was owned 95% by SHPII, a fund managed by Prudential, and 5% by the Company. In November 2004, SHPII/CSL acquired the Spring Meadows Communities which currently comprise 628 units with a combined capacity of 758 residents. The Company contributed $1.3 million for its interests in SHPII/CSL and accounted for its investment in SHPII/CSL under the equity method of accounting.

The Company was party to the SHPII/CSL Management Agreements with SHPII/CSL, which collectively owned and operated the Spring Meadows Communities. The SHPII/CSL Management Agreements extended until various dates through November 2014. The SHPII/CSL Management Agreements generally provided for management fees of 5% of gross revenue plus reimbursement for costs and expenses related to the communities.

On April 8, 2011, SHPII/CSL closed the Spring Meadows Transaction. Upon closing the sale, the Company leased the four Spring Meadows Communities from HCN. The lease has an initial term of 15 years, with one 15-year renewal extension available at the Company's option. The initial lease rate is 7.25% and is subject to certain conditional lease escalation clauses. The Company incurred $0.9 million in lease acquisition costs which have been deferred and are being amortized over the initial 15 year lease term. The Company has accounted for this lease as an operating lease. As a result of this transaction, the Company received cash proceeds, including incentive distributions, from the sale by SHPII/CSL of approximately $17.0 million, net of closing costs, resulting in a gain to the Company of approximately $16.1 million, which has been deferred and is being recognized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income as a reduction in facility lease expense over the initial 15-year lease term.

SHP III Transactions

In May 2007, the Company and SHPIII formed SHPIII/CSL Miami, LLC ("SHPIII/CSL Miami") to develop a senior housing community in Miamisburg, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 97 independent living units and 49 assisted living units and opened in August 2008. The Company contributed $0.8 million to SHPIII/CSL Miami for its 10% interest and accounts for its investment in SHPIII/CSL Miami under the equity method of accounting.

In November 2007, the Company and SHPIII formed SHPIII/CSL Richmond Heights, LLC ("SHPIII/CSL Richmond Heights") to develop a senior housing community in Richmond Heights, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 61 independent living units and 80 assisted living units and opened in April 2009. The Company contributed $0.8 million to SHPIII/CSL Richmond Heights for its 10% interest and accounts for its investment in SHPIII/CSL Richmond Heights under the equity method of accounting. The Company contributed land to SHP III/CSL Richmond Heights as a capital contribution during formation of the joint venture in November 2007 resulting in a $0.2 million gain to the Company. The gain had been deferred when the land was initially contributed to SHP III/CSL Richmond Heights due to the continuing involvement of the Company as a result of a development agreement guarantee. The Company met the breakeven requirements of the development agreement guarantee during the third quarter of fiscal 2011 resulting in full satisfaction and termination of the guarantee and recognition of the deferred gain as a component of gain on disposition of assets, net, within the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income.

In December 2007, the Company and SHPIII formed SHPIII/CSL Levis Commons, LLC ("SHPIII/CSL Levis Commons") to develop a senior housing community near Toledo, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 90 independent living units and 56 assisted living units and opened in April 2009. The Company contributed $0.8 million to SHPIII/CSL Levis Commons for its 10% interest and accounts for its investment in SHPIII/CSL Levis Commons under the equity method of accounting.

The Company is party to the SHPIII/CSL Management Agreements with SHPIII/CSL. The SHPIII/CSL Management Agreements are for initial terms of 10-years from the date the certificate of occupancy was issued and currently extend until various dates through January 2019. The SHPIII/CSL Management Agreements generally provide for management fees of 5% of gross revenue plus reimbursement for costs and expenses related to the communities.

Facility Leases

The Company currently leases 50 senior living communities from certain real estate investment trusts ("REITs"). The lease terms are generally for 10-15 years with renewal options for 5-20 years at the Company's option. Under these lease agreements the Company is responsible for all operating costs, maintenance and repairs, insurance and property taxes.

As of December 31, 2012, the Company leased 11 senior living facilities (collectively the "Ventas Lease Agreements"), from Ventas. During the second quarter of fiscal 2012, the Company closed the Ventas Lease Transaction which resulted in modification to the Ventas Lease Agreements. All of the leased communities in the Ventas lease portfolio were modified to be coterminous, expiring on September 30, 2020, with two five-year renewal extensions available at the Company's option. The initial lease rate under each of the Ventas Lease Agreements range from 6.75% to 8% and are subject to certain conditional escalation clauses which will be recognized when probable or incurred. The Company incurred $3.0 million in lease acquisition costs related to the Ventas Lease Agreements. These deferred lease acquisition costs are being amortized over the lease terms and are included in facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income. The Company accounts for nine of the Ventas Lease Agreements as an operating lease and two as a capital lease and financing obligation.

As of December 31, 2012, the Company leased 15 senior living facilities (collectively the "HCP Lease Agreements"), from HCP, Inc. ("HCP"). The HCP Lease Agreements each have an initial term of ten years, with two 10-year renewal extensions available at the Company's option. The initial lease rate under the HCP Lease Agreements range from 7.25% to 8% and are subject to certain conditional escalation clauses, which will be recognized when probable or incurred. The initial terms on the HCP Lease Agreements expire on various dates through October 2018. The Company incurred $1.5 million in lease acquisition costs related to the HCP Lease Agreements. These deferred lease acquisition costs are being amortized over the initial 10-year lease terms and are included in facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income. The Company accounts for each of the HCP Lease Agreements as an operating lease.

As of December 31, 2012, the Company leased 24 senior living facilities (collectively the "HCN Lease Agreements"), from HCN. The HCN Lease Agreements each have an initial term of 15 years, with one 15-year renewal extension available at the Company's option. The initial lease rate under the HCN Lease Agreements range from 7.25% to 8.5% and are subject to certain conditional escalation clauses, which will be recognized when probable or incurred. The initial terms on the HCN Lease Agreements expire on various dates through April 2026. The Company incurred $2.1 million in lease acquisition costs related to the HCN Lease Agreements. These deferred lease acquisition costs are being amortized over the initial 15-year lease terms and are included in facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income. The Company accounts for each of the HCN Lease Agreements as an operating lease.

The following table summarizes each of the Company's lease agreements as of December 31, 2012 (dollars in millions):

Landlord	Date of Lease	Number of Communities	Value of Transaction	Term	Initial Lease Rate(1)	Lease Acquisition Costs(2)	Deferred Gains / Lease Concessions(3)
Ventas	September 30, 2005	6	$ 84.6	(4) (Two five-year renewals)	8%	$ 1.4	$ 4.6
Ventas	October 18, 2005	1	19.5	(4) (Two five-year renewals)	8%	0.2	—
Ventas	June 8, 2006	1	19.1	(4) (Two five-year renewals)	8%	0.4	—
Ventas	January 31, 2008	1	5.0	(4) (Two five-year renewals)	7.75%	0.2	—
Ventas	June 27, 2012	2	43.3	(4) (Two five-year renewals)	6.75%	0.8	—
HCP	May 1, 2006	3	54.0	(5) (Two ten-year renewals)	8%	0.2	12.8
HCP	May 31, 2006	6	43.0	10 years (Two ten-year renewals)	8%	0.2	0.6
HCP	December 1, 2006	4	51.0	(5) (Two ten-year renewals)	8%	0.7	—
HCP	December 14, 2006	1	18.0	(5) (Two ten-year renewals)	7.75%	0.3	—
HCP	April 11, 2007	1	8.0	(5) (Two ten-year renewals)	7.25%	0.1	—
HCN	April 16, 2010	5	48.5	15 years (One 15-year renewal)	8.25%	0.6	0.8
HCN	May 1, 2010	3	36.0	15 years (One 15-year renewal)	8.25%	0.2	0.4
HCN	September 10, 2010	12	104.6	15 years (One 15-year renewal)	8.50%	0.4	2.0
HCN	April 8, 2011	4	141.0	15 years (One 15-year renewal)	7.25%	0.9	16.2
Subtotal						6.6	37.4
Accumulated amortization through December 31, 2012						(2.6)	—
Accumulated deferred gain recognized through December 31, 2012						—	(13.4)
Net lease acquisition costs / deferred gains / lease concessions as of December 31, 2012						$ 4.0	$ 24.0

(1) Initial lease rates are measured against agreed upon fair market values and are subject to conditional lease escalation provisions as set forth in each respective lease agreement.

(2) Lease acquisition costs are being amortized over the respective initial lease terms.

(3) Deferred gains of $34.8 million and lease concessions of $2.6 million are being recognized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income as a reduction in facility lease expense over the respective initial lease terms. Lease concessions of $0.6 million relate to the transaction with HCP on May 31, 2006, and $2.0 million relate to the HCN/Signature Transaction on September 10, 2010.

(4) Effective June 27, 2012, the Company closed the Ventas Lease Transaction. All of the leased communities in the Ventas lease portfolio were modified to be coterminous expiring on September 30, 2020, with two 5-year renewal extensions available at the Company's option.

(5) On March 4, 2010, the Company executed a second amendment to the master lease agreement associated with nine of its leases with HCP to effectively combine the lessees into one master lease and extend the lease terms for the HCP lease portfolio through October 31, 2018.

Facility lease expense in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income includes rent expense plus amortization expense relating to leasehold acquisition costs offset by the amortization of deferred gains and lease incentives.

There are various financial covenants and other restrictions in the Company's lease agreements. Under the terms of certain lease agreements, the Company had previously deposited additional cash collateral of approximately $3.4 million with Ventas which was returnable to the Company once certain performance targets were reached. However, the Company negotiated a lease modification with Ventas during the second quarter of fiscal 2012 and all of the additional cash collateral was returned to the Company. For additional information, refer to Note 4, "Facility Lease Transactions" within the Company's Notes To Consolidated Financial Statements. The Company was in compliance with all lease covenants at December 31, 2012.

Debt Transactions

On December 28, 2012, the Company obtained approximately $6.4 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.5% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to this loan, which is being amortized over ten years.

On December 21, 2012, the Company obtained approximately $7.6 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.58% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.2 million in deferred financing costs related to this loan, which is being amortized over ten years.

On December 20, 2012, the Company obtained approximately $17.0 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.32% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.2 million in deferred financing costs related to this loan, which is being amortized over ten years.

On October 23, 2012, the Company obtained approximately $2.6 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.34% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to this loan, which is being amortized over ten years.

On October 23, 2012, in conjunction with the acquisition of one senior living community, the Company obtained interim financing from Berkadia for approximately $6.4 million at a variable interest rate of LIBOR plus 4.5% with a maturity date of February 10, 2013. The Company incurred approximately $42,000 in deferred financing costs related to this loan, which were being amortized over the initial loan term. The Company obtained long-term fixed rate financing from Fannie Mae on December 28, 2012, to replace this loan.

On October 23, 2012, in conjunction with the acquisition of one senior living community, the Company obtained interim financing from Berkadia for approximately $11.6 million at a variable interest rate of LIBOR plus 4.5% with a maturity date of November 10, 2013. The Company incurred approximately $0.2 million in deferred financing costs related to this loan, which is being amortized over the initial loan term. The Company obtained long-term fixed rate financing from Fannie Mae on March 7, 2013, to replace this loan at a fixed rate of 4.66% with a 10-year term.

On October 23, 2012, the Company obtained approximately $26.4 million of mortgage debt on four senior living communities from Fannie Mae. The new mortgage loans are cross-collateralized and cross-defaulted with each other and with the $2.6 million mortgage loan from Fannie Mae that closed on October 23, 2012, and each have a ten-year term with interest rates fixed at 4.34% and the principal amortized over a 30-year term. The Company incurred approximately $0.4 million in deferred financing costs related to these loans, which is being amortized over ten years.

On October 17, 2012, the Company assumed approximately $3.2 million of mortgage debt on one senior living community originated by HUD. The mortgage loan has a remaining term of approximately 33-years with a 4.48% fixed interest rate.

On June 27, 2012, in conjunction with the Ventas Lease Transaction, existing mortgage debt of approximately $18.3 million was assumed by Ventas with no further obligation to the Company. Approximately $0.1 million of unamortized deferred loan costs were written off in connection with the debt assumption by Ventas.

On June 21, 2012, the Company completed supplemental financing of approximately $20.2 million from Freddie Mac at a fixed rate of 4.39% on eight communities with existing mortgage debt maturing in July 2015. The supplemental loans are cross-collateralized and cross-defaulted with each other and with the original mortgage debt. The Company incurred approximately $0.6 million in deferred financing costs related to these loans, which is being amortized over the remaining loan terms.

On May 31, 2012, the Company renewed certain insurance policies and entered into a finance agreement totaling approximately $1.4 million. The finance agreement has a fixed interest rate of 2.6% with principal being repaid over an 11-month term.

On April 30, 2012, the Company obtained approximately $11.8 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.48% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to this loan, which is being amortized over ten years.

On March 30, 2012, the Company obtained approximately $11.5 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.76% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to these loans, which is being amortized over ten years.

On March 30, 2012, the Company obtained approximately $26.1 million of mortgage debt on four senior living communities from Fannie Mae. The new mortgage loans are cross-collateralized and cross-defaulted and each have a ten-year term with interest rates fixed at 4.69% and the principal amortized over a 30-year term. The Company incurred approximately $0.3 million in deferred financing costs related to these loans, which is being amortized over ten years.

On March 8, 2012, the Company completed supplemental financing of approximately $5.6 million from Fannie Mae at a fixed rate of 4.47% on three communities with existing mortgage debt maturing in June 2017. The supplemental loans are cross-collateralized and cross-defaulted with each other and with the original mortgage debt. The Company incurred approximately $0.2 million in deferred financing costs related to these loans, which is being amortized over the remaining loan terms.

On March 1, 2012, the Company obtained approximately $5.4 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term and a 4.38% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to these loans, which is being amortized over ten years.

On December 1, 2011, the Company renewed certain insurance policies and entered into a finance agreement totaling approximately $3.5 million. The finance agreement has a fixed interest rate of 2.264% with principal being repaid over a 15-month term.

On October 19, 2011, the Company obtained approximately $22.1 million of mortgage debt on three senior living communities from Fannie Mae. The new mortgage loans are cross-collateralized and cross-defaulted and each has a ten-year term with interest rates fixed at 4.92% and the principal amortized over a 30-year term. The Company incurred approximately $0.3 million in deferred financing costs related to these loans, which is being amortized over ten years.

On September 27, 2011, the Company obtained approximately $23.8 million of mortgage debt on two senior living communities from Fannie Mae. The new mortgage loans each have a ten-year term with interest rates fixed at 4.92% for approximately $19.0 million of the mortgage debt and 4.97% for approximately $4.8 million of the mortgage debt and with the principal amortized over a 30-year term on each loan. The $4.8 million mortgage loan is cross-collateralized and cross-defaulted with the mortgage loans obtained by the Company from Fannie Mae on July 29, 2011. The Company incurred approximately $0.3 million in deferred financing costs related to these loans, which is being amortized over ten years.

On August 1, 2011, in conjunction with the acquisition of one senior living community, the Company obtained interim financing from KeyBank for approximately $19.0 million at a variable interest rate of LIBOR plus 2.25% with a maturity date of December 31, 2011. The Company obtained long-term fixed rate financing through Fannie Mae on September 27, 2011, to replace this loan.

On July 29, 2011, the Company obtained approximately $13.5 million of mortgage debt on two senior living communities from Fannie Mae. The new mortgage loans each have a ten-year term with interest rates fixed at 5.69% and the principal amortized over a 30-year term. The loans are cross-collateralized and cross-defaulted with each other and with the $4.8 million mortgage loan obtained by the Company from Fannie Mae on September 27, 2011. The Company incurred approximately $0.2 million in deferred financing costs related to these loans, which is being amortized over ten years. In conjunction with the acquisition of these senior living communities the Company assumed approximately $0.1 million in promissory notes for three vehicles that are used for transportation of employees and residents. The blended interest rate is 7.55% and the outstanding balance has been included within the Company's Consolidated Balance Sheets as a component of notes payable.

On May 31, 2011, the Company renewed certain insurance policies and entered into a finance agreement totaling approximately $1.2 million. The finance agreement has a fixed interest rate of 2.945% with principal being repaid over a 10-month term.

On March 25, 2011, in connection with the Spring Meadows Transaction, the Company issued standby letters of credit, totaling approximately $2.6 million, for the benefit of HCN on certain leases between HCN and the Company.

On September 10, 2010, the Company issued standby letters of credit, totaling approximately $2.2 million, for the benefit of HCN on certain leases between HCN and the Company.

On April 16, 2010, the Company issued standby letters of credit, totaling approximately $1.7 million, for the benefit of HCN on certain leases between HCN and the Company.

The senior housing communities owned by the Company and encumbered by mortgage debt are provided as collateral under their respective loan agreements. At December 31, 2012 and 2011, these communities carried a total net book value of $469.8 million and $339.4 million, respectively, with total mortgage loans outstanding of $360.9 million and $229.3 million, respectively.

In connection with the Company's loan commitments described above, the Company incurred financing charges that were deferred and amortized over the life of the notes. At December 31, 2012 and 2011, the Company had gross deferred loan costs of $6.2 million and $4.3 million, respectively. Accumulated amortization was $2.2 million and $1.9 million at December 31, 2012 and 2011, respectively. Amortization expense is expected to be $1.1 million in each of the next five fiscal years.

The Company must maintain certain levels of tangible net worth and comply with other restrictive covenants under the terms of certain promissory notes. The Company was in compliance with all of its debt covenants at December 31, 2012 and 2011.

Recent Events

Effective March 7, 2013, the Company closed the acquisition of one senior living community located in Elkhorn, Nebraska, for $6.6 million. The community consists of 64 assisted living units. The Company obtained financing through Fannie Mae for $4.0 million of the acquisition price at a fixed rate of 4.66% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

On March 7, 2013, the Company obtained long-term fixed rate financing of $12.4 million to replace the $11.6 million Berkadia interim loan associated with the Country Charm and Woodlands Transaction from Fannie Mae at a fixed rate of 4.66% with a 10-year term.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the

accompanying financial statements and related notes. Management bases its estimates and assumptions on historical experience, observance of industry trends and various other sources of information and factors, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially could result in materially different results under different assumptions and conditions. The Company believes the following critical accounting policies require management's most difficult, subjective and complex judgments.

Revenue Recognition

Resident and health care revenue is recognized at estimated net realizable amounts, based on historical experiences, due from residents in the period to which the rental and other services are provided.

Revenues from the Medicare and Medicaid programs accounted for approximately 5% of the Company's revenue in each of fiscal 2012, 2011, and 2010. As of December 31, 2012, 25 of the Company's communities are providers of services under Medicaid programs. Accordingly, the communities are entitled to reimbursement under the foregoing program at established rates that are lower than private pay rates. Patient service revenue for Medicaid patients is recorded at the reimbursement rates as the rates are set prospectively by the state upon the filing of an annual cost report. Two of the Company's communities are providers of services under the Medicare program and are entitled to payment under the program in amounts determined based on rates established by the federal government.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Management services revenue is recognized when earned. Management services revenue relates to providing certain management and administrative support services under management contracts, which currently have terms expiring through January 2019.

Substantially all community fees received from residents are non-refundable and are recorded initially by the Company as deferred revenue. The deferred amounts are amortized over the respective residents' initial lease term which is consistent with the contractual obligation associated with the estimated stay of the resident.

Community reimbursement revenue is comprised of reimbursable expenses from non-consolidated communities that the Company operates under long-term management agreements.

Credit Risk and Allowance for Doubtful Accounts

The Company's resident receivables are generally due within 30 days. Accounts receivable are reported net of an allowance for doubtful accounts, and represent the Company's estimate of the amount that ultimately will be collected. The adequacy of the Company's allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary. Credit losses on resident receivables have historically been within management's estimates, and management believes that the allowance for doubtful accounts adequately provides for expected losses.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. The Company owns member interests in three joint ventures at December 31, 2012. The Company has not consolidated these joint venture interests because the Company has concluded that the other member of each joint venture has substantive kick-out rights or substantive participating rights. Under the equity method of accounting, the Company records its investments in unconsolidated joint ventures at cost and adjusts such investments for its share of earnings and losses of the joint venture.

Development Agreement Guarantees

In 2007, the Company and SHPIII entered into a series of joint venture agreements to develop three senior housing communities located in Ohio. The Company had guaranteed the communities would be completed and operated at budgeted costs approved by the joint venture members. These costs included the hard and soft construction costs and operating costs until each community reached breakeven. The budgeted costs included contingency reserves for potential cost overruns and other unforeseen costs. The terms of these guarantees generally did not provide for a limitation on the maximum potential future payments. The Company was required to fund any operating deficits until the joint venture reached breakeven for three consecutive months. Any amounts funded by the Company under this commitment, up to $0.5 million, may be recoverable from the joint venture in the event of liquidation. As of December 31, 2012, the Company had recognized deficit charges of approximately $1.2 million under these development agreement guarantees. During the third quarter of fiscal 2011, the Company met the breakeven requirements of the development agreement guarantees for two of these joint venture developments resulting in full satisfaction and termination of those respective guarantees. Additionally, during the fourth quarter of fiscal 2012, the Company met the breakeven requirements of the development agreement guarantee for the remaining joint venture development resulting in full satisfaction and termination of this guarantee.

Lease Accounting

The Company determines whether to account for its leases as operating, capital or financing leases depending on the underlying terms of each lease agreement. This determination of classification is complex and requires significant judgment relating to certain information including the estimated fair value and remaining economic life of the community, the Company's cost of funds, minimum lease payments and other lease terms. The lease rates under the Company's lease agreements are subject to certain conditional escalation clauses which are recognized when probable or incurred and are based on changes in the consumer price index or certain operational performance measures. As of December 31, 2012, the Company leased 50 communities, 48 of which the Company classified as operating leases and two of which the Company classified as capital lease and financing obligations. The Company incurs lease acquisition costs and amortizes these costs over the term of the lease agreement. Certain leases entered into by the Company qualified as sale/leaseback transactions and as such any related gains have been deferred and are being amortized over the lease term.

Facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income includes rent expense plus amortization expense relating to leasehold acquisition costs offset by the amortization of deferred gains and lease incentives.

Employee Health and Dental Benefits and Insurance Reserves

The Company offers certain full-time employees an option to participate in its health and dental plans. The Company is self-insured up to certain limits and is insured if claims in excess of these limits are incurred. The cost of employee health and dental benefits, net of employee contributions, is shared between the corporate office and the senior living communities based on the respective number of plan participants. Funds collected are used to pay the actual program costs including estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by the plans. Claims are paid as they are submitted to the Company's third-party administrator. The Company records a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims. Management believes that the liability for outstanding losses and expenses is adequate to cover the ultimate cost of losses and expenses incurred at December 31, 2012; however, actual claims and expenses may differ. Any subsequent changes in estimates are recorded in the period in which they are determined.

The Company uses a combination of insurance and self-insurance for workers' compensation. Determining the reserve for workers' compensation losses and costs that the Company has incurred as of the end of a reporting period involves significant judgments based on projected future events including potential settlements for pending claims, known incidents which may result in claims, estimates of incurred but not yet reported claims, changes in insurance premiums, estimated litigation costs and other factors. The Company regularly adjusts these estimates to reflect changes in the foregoing factors. However, since this reserve is based on estimates, the actual expenses incurred may differ from the amounts reserved. Any subsequent changes in estimates are recorded in the period in which they are determined.

Long-Lived Assets

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. At each balance sheet date, the Company reviews the carrying value of its property and equipment to determine if facts and circumstances suggest that they may be impaired or that the depreciation period may need to be changed. The Company considers internal factors such as net operating losses along with external factors relating to each asset, including contract changes, local market developments, and other publicly available information. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount the carrying value exceeds the fair market value, generally based on discounted cash flows, of the long-lived asset. The Company analyzed certain long-lived assets with operating losses, under the undiscounted cash flow method, for impairment. Based on this analysis, the Company does not believe there are any indicators that would require an adjustment to the carrying value of the property and equipment or their remaining useful lives as of December 31, 2012 and 2011.

Income Taxes

At December 31, 2012, the Company had recorded on its Consolidated Balance Sheet net deferred tax assets of approximately $10.8 million. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The effective tax rates for fiscal 2012 and 2011 differ from the statutory tax rates due to state income taxes and permanent tax differences. The Company is impacted by the Texas Margin Tax ("TMT"), which effectively imposes tax on modified gross revenues for communities within the State of Texas. The Company consolidated 36 Texas communities in fiscal 2012 and 29 Texas communities in fiscal 2011 and the TMT increased the overall provision for income taxes. Management regularly evaluates the future realization of deferred tax assets and provides a valuation allowance, if considered necessary, based on such evaluation. As part of the evaluation, management has evaluated future expectations of net income. The Company believes based upon this analysis that the realization of the net deferred tax assets is reasonably assured and therefore has not provided for a valuation allowance. However, the benefits of the net deferred tax assets might not be realized if actual results differ from expectations.

The Company evaluates uncertain tax positions through consideration of accounting and reporting guidance on criteria, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial-statement comparability among different companies. The Company is required to recognize a tax benefit in its financial statements for an uncertain tax position only if management's assessment is that its position is "more likely than not" (i.e., a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. The Company's policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as income tax expense. The Company is not subject to income tax examinations for tax years prior to 2006.

Recently Issued Accounting Guidance

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, *Fair Value Measurement* ("ASU 2011-04"), which amended Accounting Standards Codification (ASC) 820 to clarify existing guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (IFRS). ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in fair value measurements and provide additional disclosures for classes of assets and liabilities disclosed at fair value. The Company adopted ASU 2011-04 as of January 1, 2012, which did not have a material impact on our financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Statement of Comprehensive Income* ("ASU 2011-05"), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of income and comprehensive income. ASU 2011-05 was effective for the Company January 1, 2012, and the update did not impact the reported results of operations of the Company.

Results of Operations

The following tables set forth, for the periods indicated, selected historical Consolidated Statements of Operations and Comprehensive (Loss) Income data in thousands of dollars and expressed as a percentage of total revenues.

	Year Ended December 31,					
	2012		2011		2010	
	$	%	$	%	$	%
Revenues:						
Resident and healthcare revenue	$304,848	98.2%	$256,584	97.4%	$196,936	92.9%
Unaffiliated management services revenue	—	—	—	—	60	0.0
Affiliated management services revenue	674	0.2	883	0.3	2,044	1.0
Community reimbursement income	5,014	1.6	6,035	2.3	12,889	6.1
Total revenues	310,536	100.0	263,502	100.0	211,929	100.0
Expenses:						
Operating expenses (exclusive of facility lease expense and depreciation and amortization shown below)	182,286	58.7	154,042	58.5	119,614	56.4
General and administrative expenses	16,114	5.2	13,198	5.0	11,535	5.5
Facility lease expense	55,144	17.8	52,233	19.8	34,253	16.2
Provision for bad debts	749	0.2	287	0.1	174	0.1
Stock-based compensation	2,444	0.8	1,497	0.6	919	0.4
Depreciation and amortization	35,130	11.3	18,299	6.9	14,030	6.6
Community reimbursement expense	5,014	1.6	6,035	2.3	12,889	6.1
Total expenses	296,881	95.6	245,591	93.2	193,414	91.3
Income from operations	13,655	4.4	17,911	6.8	18,515	8.7
Other income (expense):						
Interest income	453	0.2	102	0.0	48	0.0
Interest expense	(18,022)	(5.8)	(11,900)	(4.5)	(11,241)	(5.3)
(Loss) Gain on disposition of assets, net	(19)	(0.0)	171	0.0	—	—
Gain on settlement of debt	—	—	—	—	684	0.3
Equity in losses of unconsolidated joint ventures, net	(217)	(0.1)	(760)	(0.3)	(331)	(0.1)
(Loss) Income before income taxes	(4,150)	(1.3)	5,524	2.2	7,675	3.6
Benefit (Provision) for income taxes	1,031	0.3	(2,499)	(1.0)	(3,421)	(1.6)
Net (loss) income	$ (3,119)	(1.0)%	$ 3,025	1.2%	$ 4,254	2.0%

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenues

Total revenues were $310.5 million for the year ended December 31, 2012 compared to $263.5 million for the year ended December 31, 2011, representing an increase of approximately $47.0 million, or 17.8%. This increase in revenue is primarily the result of a $48.3 million increase in resident and healthcare revenue offset by a decrease in affiliated management services revenue of $0.2 million and a decrease in community reimbursement revenue of $1.0 million.

- The increase in resident and healthcare revenue primarily results from an increase of $7.8 million from the Spring Meadows Transaction, an increase of $18.2 million from the acquisition of senior living

communities acquired by the Company during fiscal 2012, an increase of $14.6 million from the acquisition of senior living communities acquired by the Company during fiscal 2011, and an increase in occupancy of 1.2% and average monthly rental rates of 1.8% at the Company's other consolidated same-store communities.

- The decrease in affiliated management services revenue primarily results from the Spring Meadows Transaction.
- Community reimbursement revenue is comprised of reimbursable expenses from non-consolidated communities and joint ventures that the Company operates under long-term management agreements. The decrease in community reimbursement revenue primarily results from the Spring Meadows Transaction.

Expenses

Total expenses were $296.9 million during fiscal 2012 compared to $245.6 million during fiscal 2011, representing an increase of $51.3 million, or 20.9%. This increase is primarily the result of a $28.2 million increase in operating expenses, a $2.9 million increase in general and administrative expenses, a $2.9 million increase in facility lease expense, a $0.5 million increase in the provision for bad debts, a $1.0 million increase in stock-based compensation expense, and a $16.8 million increase in depreciation and amortization expense offset by a $1.0 million decrease in community reimbursement expense.

- The increase in operating expenses primarily results from an increase of $4.4 million from the Spring Meadows Transaction, an increase of $11.0 million from the senior living communities acquired by the Company during fiscal 2012, an increase of $9.2 million from the senior living communities acquired by the Company during fiscal 2011, and an increase in operating costs at the Company's other consolidated same-store communities of $3.6 million. The increase in operating costs at the Company's other consolidated same-store communities was primarily due to an increase of $2.9 million in employee wages and benefits, an increase of $0.4 million in food costs, an increase of $0.7 million for insurance and casualty losses, an increase of $0.3 million for promotional advertising, an increase of $0.2 million for healthcare state assessment fees, and an increase of $0.3 million for repairs and maintenance and service contracts offset by a decrease in utilities of $0.6 million and a decrease in property taxes of $0.6 million.
- General and administrative expenses increased $2.9 million primarily due to an increase of $1.9 million for due diligence and legal costs incurred in connection with the Company's acquisition activities, an increase of $0.8 million in wages and benefits for existing and additional full time Corporate employees which includes approximately $0.6 million of accrued bonus expense due to the achievement of certain performance-based incentive goals, and an increase of $0.2 million in employee insurance benefits and claims paid, which resulted in higher health insurance costs to the Company.
- The increase in facility lease expense primarily results from the Spring Meadows Transaction.
- Depreciation and amortization expense increased $16.8 million primarily due to an increase of $0.1 million from the Spring Meadows Transaction, an increase of $9.1 million from the senior living communities acquired during fiscal 2012, an increase of $4.6 million from the senior living communities acquired during fiscal 2011, an increase of $1.8 million from the Ventas Lease Transaction, and an increase of $1.2 million as a result of acquisitions of depreciable assets at the Company's other consolidated same-store communities.
- Community reimbursement expense represents payroll and administrative costs paid by the Company for the benefit of non-consolidated communities and joint ventures. The decrease in community reimbursement expense primarily results from the Spring Meadows Transaction.

Other income and expense

- The increase in interest income of $0.4 million primarily results from interest earned on income tax refunds received by the Company during the third quarter of fiscal 2012. Additionally, the Company maintained higher average cash balances during fiscal 2012 when compared to fiscal 2011.

- The increase in interest expense of $6.1 million primarily results from an increase of $2.5 million from additional mortgage debt associated with the senior living communities acquired by the Company during fiscal 2012, an increase of $2.2 million from additional mortgage debt associated with the senior living communities acquired by the Company during fiscal 2011, an increase of $0.7 million from the Ventas Lease Transaction, and an increase of $0.7 million from supplemental financing obtained by the Company on communities with existing mortgage debt during the first six months of fiscal 2012.
- The decrease in gain on disposition of assets, net, represents recognition in the third quarter of fiscal 2011 of the gain associated with the contribution of land by the Company to SHP III/CSL Richmond Heights in November 2007. The gain had been deferred when the land was initially contributed to SHP III/CSL Richmond Heights due to the continuing involvement of the Company as a result of a development agreement guarantee. The Company met the requirements of the development agreement guarantee during the third quarter of fiscal 2011 resulting in full satisfaction and termination of the guarantee.
- Equity in losses of unconsolidated joint ventures, net, represents the Company's share of the net earnings/ losses on its investments in SHPIII/CSL Miami, SHPIII/CSL Richmond Heights, and SHPIII/CSL Levis Commons.

Benefit (Provision) for income taxes

Benefit for income taxes for fiscal 2012 was $1.0 million, or 24.8% of loss before taxes, compared to a provision for income taxes of $2.5 million, or 45.2% of income before taxes, for 2011. The effective tax rates for fiscal 2012 and 2011 differ from the statutory tax rates due to state income taxes and permanent tax differences. The Company is impacted by the TMT which effectively imposes tax on modified gross revenues for communities within the State of Texas. The Company consolidated 36 Texas communities in fiscal 2012 and 29 Texas communities in fiscal 2011 and the TMT increased the overall provision for income taxes. Management regularly evaluates the future realization of deferred tax assets and provides a valuation allowance, if considered necessary, based on such evaluation. The Company has evaluated future expectations of income and believes, based upon this analysis, that the realization of net deferred tax assets is reasonably assured and therefore has not provided for a valuation allowance.

Net (loss) income and comprehensive (loss) income

As a result of the foregoing factors, the Company reported net loss and comprehensive loss of $(3.1 million) for the fiscal year ended December 31, 2012, compared to net income and comprehensive income of $3.0 million for the fiscal year ended December 31, 2011.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenues

Total revenues were $263.5 million for the year ended December 31, 2011, compared to $211.9 million for the year ended December 31, 2010, representing an increase of approximately $51.6 million, or 24.3%. This increase in revenue is primarily the result of a $59.6 million increase in resident and healthcare revenue offset by a decrease in affiliated management services revenue of $1.2 million and a $6.8 million decrease in community reimbursement revenue.

- The increase in resident and healthcare revenue primarily results from an increase of $7.4 million from the senior living communities acquired by the Company during fiscal 2011, an increase of $18.7 million from the Spring Meadows Transaction, an increase of $7.8 million from the consolidation of eight communities that were previously owned by Midwest Portfolio Holdings, L.P. ("Midwest I") and Midwest Portfolio Holdings II, L.P. ("Midwest II"), each of which were joint ventures between the Company and GE Healthcare Financial Services, that were sold to HCN and the communities leased back by the Company in the last half of April 2010 (the "Midwest Transaction"), an increase of $20.8 million from the addition of the leasehold interests in 12 communities acquired in a lease transaction with HCN and Signature Assisted Living of Texas, LLC (the "HCN/Signature Transaction") in September 2010, and an increase in average monthly rental rates of 2.2% and occupancy of 0.4% at the Company's other consolidated communities.

- The decrease in affiliated management services revenue of $1.2 million primarily results from the Spring Meadows Transaction.
- Community reimbursement revenue is comprised of reimbursable expenses from non-consolidated communities that the Company operates under long-term management agreements. The decrease in community reimbursement revenue primarily results from the Spring Meadows Transaction.

Expenses

Total expenses were $245.6 million in fiscal 2011 compared to $193.4 million in fiscal 2010, representing an increase of $52.2 million, or 27.0%. This increase is primarily the result of a $34.4 million increase in operating expenses, a $1.7 million increase in general and administrative expenses, a $18.0 million increase in facility lease expense, a $0.1 million increase in the provision for bad debts, a $0.6 million increase in stock-based compensation and a $4.3 million increase in depreciation and amortization expense offset by a decrease in community reimbursement expense of $6.8 million.

- The increase in operating expenses primarily results from an increase of $4.8 million from the senior living communities acquired by the Company during fiscal 2011, an increase of $9.9 million due to the Spring Meadows Transaction, an increase of $4.6 million due to the Midwest Transaction, an increase of $11.3 million due to the HCN/Signature Transaction, and an increase in operating costs at the Company's other consolidated communities of $3.8 million primarily due to an increase in labor and benefit costs of $1.9 million, an increase in utilities of $0.4 million, an increase in food costs of $0.5 million, an increase in real estate taxes of $0.4 million, an increase in advertising and referral fees of $0.2 million, and an increase in other general healthcare operating costs of $0.4 million.
- The increase in general and administrative expenses primarily results from an increase of $1.0 million for due diligence and legal expenses incurred in connection with the Company's acquisitions, an increase of $0.4 million in salaries and benefit costs for existing and additional full time employees added during the fiscal year, and an increase of $0.3 million for employee benefit claims paid, which resulted in higher health insurance costs to the Company.
- The increase in facility lease expense results from an increase of $7.5 million due to the Spring Meadows Transaction, an increase of $2.3 million due to the Midwest Transaction, an increase of $7.6 million due to the HCN/Signature Transaction, which includes amortization of $1.4 million for in-place lease costs, and an increase of $0.6 million for contingent annual rental rate escalations for certain existing leases.
- The increase in depreciation and amortization expense primarily results from an increase of $3.7 million from the senior living communities acquired by the Company during fiscal 2011, an increase of $0.1 million due to the Spring Meadows Transaction, an increase of $0.1 million due to the Midwest Transaction, an increase of $0.1 million due to the HCN/Signature Transaction, and an increase of $0.3 million as a result of an increase in depreciable assets at the Company's other consolidated communities.
- Stock-based compensation increased $0.6 million due to a decrease in the number of unvested restricted shares outstanding.
- Community reimbursement expense represents payroll and administrative costs paid by the Company for the benefit of non-consolidated communities and joint ventures. The decrease in community reimbursement expense primarily results from the Spring Meadows Transaction and the Midwest Transaction.

Other income and expense

- Interest income reflects interest earned on the investment of cash balances and interest earned on escrowed funds. Interest income increased primarily due to higher average cash balances and interest rates in fiscal 2011 when compared to fiscal 2010.
- Interest expense increased $0.7 million to $11.9 million in fiscal 2011 compared to $11.2 million in fiscal 2010 due to the Company maintaining higher debt balances for borrowings associated with the Company's acquisitions.

- Gain on disposition of assets in the third quarter of fiscal 2011 represents recognition of the gain associated with the contribution of land by the Company to SHP III/CSL Richmond Heights in November 2007. The gain had been deferred when the land was initially contributed to SHP III/CSL Richmond Heights due to the continuing involvement of the Company as a result of a development agreement guarantee. The Company met the breakeven requirements of the development agreement guarantee during the third quarter of fiscal 2011 resulting in full satisfaction and termination of the guarantee.
- Gain on settlement of debt represents the recognition of the gain associated with the pay-off settlement of the promissory note with the Lehman securitized trust in April 2010.
- Equity in losses of unconsolidated joint ventures, net, represents the Company's share of the net earnings/losses on its investments in SHPII/CSL, SHPIII/CSL Miami, SHPIII/CSL Richmond Heights, and SHPIII/CSL Levis Commons.

Provision for income taxes

Provision for income taxes for fiscal 2011 was $2.5 million, or 45.2% of income before taxes, compared to a provision for income taxes of $3.4 million, or 44.6% of income before taxes, for fiscal 2010. The effective tax rates for fiscal 2011 and 2010 differ from the statutory tax rates due to state income taxes and permanent tax differences. The Company is impacted by the Texas Margin Tax ("TMT") and Michigan Business Tax ("MBT"), which effectively impose taxes on modified gross revenues for communities within the States of Texas and Michigan. The Company consolidated 29 Texas communities and two Michigan communities in fiscal 2011 and the TMT and MBT increased the overall provision for income taxes. Management regularly evaluates the future realization of deferred tax assets and provides a valuation allowance, if considered necessary, based on such evaluation. The Company has evaluated future expectations of income and believes, based upon this analysis, that the realization of net deferred tax assets is reasonably assured and therefore has not provided for a valuation allowance.

Net income and comprehensive income

As a result of the foregoing factors, the Company reported net income and comprehensive income of $3.0 million for the fiscal year ended December 31, 2011 compared to net income and comprehensive income of $4.3 million for the fiscal year ended December 31, 2010.

Quarterly Results

The following table presents certain unaudited quarterly financial information for each of the four quarters ended December 31, 2012 and 2011. This information has been prepared on the same basis as the audited consolidated financial statements of the Company appearing elsewhere in this report and include, in the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the quarterly results when read in conjunction with the audited consolidated financial statements of the Company and the related notes thereto.

	2012 Calendar Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Total revenues	$72,220	$77,026	$78,012	$83,278
Income from operations	4,043	3,470	3,039	3,103
Net (loss) income and comprehensive (loss) income	143	(684)	(937)	(1,641)
Net (loss) income per share, basic	$ 0.01	$ (0.02)	$ (0.03)	$ (0.06)
Net (loss) income per share, diluted	$ 0.01	$ (0.02)	$ (0.03)	$ (0.06)
Weighted average shares outstanding, basic	27,262	27,347	27,383	27,403
Weighted average shares outstanding, fully diluted	27,314	27,347	27,383	27,403

	2011 Calendar Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Total revenues	$59,824	$64,335	$68,191	$71,152
Income from operations	5,181	4,460	3,896	4,374
Net income and comprehensive income	1,298	871	510	346
Net income per share, basic	$ 0.05	$ 0.03	$ 0.02	$ 0.01
Net income per share, diluted	$ 0.05	$ 0.03	$ 0.02	$ 0.01
Weighted average shares outstanding, basic	26,884	27,002	27,026	27,066
Weighted average shares outstanding, fully diluted	26,993	27,081	27,072	27,094

Liquidity and Capital Resources

The impact of the current economic environment could result in decreases in the fair value of assets, slowing of transactions, and tightening liquidity and credit markets. These impacts could make securing debt for acquisitions or refinancings for the Company, its joint ventures, or buyers of the Company's properties more difficult or on terms not acceptable to the Company. Additionally, the Company may be more susceptible to being negatively impacted by operating or performance deficits based on the exposure associated with certain development guarantees or lease coverage requirements.

In addition to approximately $18.7 million of unrestricted cash balances on hand as of December 31, 2012, the Company's principal sources of liquidity are expected to be cash flows from operations, cash flows from SHPIII/CSL Miami, SHPIII/CSL Richmond Heights, SHPIII/CSL Levis Commons, supplemental debt financings, and/or proceeds from the sale of assets. The Company expects its available cash and cash flows from operations, cash flows from SHPIII/CSL Miami, SHPIII/CSL Richmond Heights, and SHPIII/CSL Levis Commons, and proceeds from the sale of assets to be sufficient to fund its short-term working capital requirements. The Company's long-term capital requirements, primarily for acquisitions and other corporate initiatives, could be dependent on its ability to access additional funds through joint ventures and the debt and/or equity markets. The Company from time to time considers and evaluates transactions related to its portfolio including supplemental debt financings, purchases and sales, reorganizations and other transactions. There can be no assurance that the Company will continue to generate cash flows at or above current levels or that the Company will be able to obtain the capital necessary to meet the Company's short and long-term capital requirements.

In summary, the Company's cash flows were as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 46,395	$ 14,084	$15,550
Net cash used in investing activities	(190,615)	(77,437)	(5,282)
Net cash provided by (used in) financing activities	140,674	54,388	(7,992)
(Decrease) Increase in cash and cash equivalents	$ (3,546)	$ (8,965)	$ 2,276

Operating Activities

The Company had net cash provided by operating activities of $46.4 million, $14.1 million, and $15.6 million in fiscal 2012, 2011, and 2010, respectively. The net cash provided by operating activities for fiscal 2012 primarily results from a net loss of $(3.1 million), net non-cash charges of $34.8 million, a decrease in prepaid expenses and other assets of $5.0 million, an increase in accounts payable and accrued expenses of $9.7 million, and an increase in federal and state income taxes receivable/payable of $1.5 million offset by an increase in accounts receivable of $1.5 million. For fiscal 2011, the net cash provided by operating activities primarily resulted from net income of $3.0 million, net non-cash charges of $17.6 million, an increase in accounts payable and accrued expenses of $3.6 million, and an increase in customer deposits of $0.2 million offset by an increase in accounts receivable of $0.8 million, an increase in property tax and insurance deposits of $0.3 million, an

increase in prepaid expenses and other assets of $7.7 million, and an increase in federal and state income taxes receivable of $1.5 million. For fiscal 2010, the net cash provided by operating activities primarily resulted from net income of $4.3 million, net non-cash charges of $17.4 million, and an increase in accrued expenses of $3.8 million offset by an increase in accounts receivable of $1.1 million, an increase in property tax and insurance deposits of $2.6 million, an increase in prepaid expenses and other assets of $3.6 million, a decrease in accounts payable of $0.1 million, and an increase in federal and state income taxes receivable of $2.5 million.

Investing Activities

The Company had net cash used in investing activities of $190.6 million, $77.4 million, and $5.3 million in fiscal 2012, 2011, and 2010, respectively. The net cash used in investing activities for fiscal 2012 primarily results from capital expenditures of $12.3 million, acquisitions of senior living communities by the Company of $178.1 million, and contributions to joint ventures of $0.2 million. The net cash used in investing activities for fiscal 2011 primarily results from capital expenditures of $10.4 million and cash paid for acquisitions of senior living communities by the Company of $83.4 million offset by proceeds from the Spring Meadows Transaction of $15.8 million and net distributions from joint ventures of $0.6 million. For fiscal 2010, the net cash used in investing activities primarily resulted from capital expenditures of $8.5 million and $2.0 million for intangible assets acquired in connection with the Signature Transaction offset by distributions from joint ventures of $5.2 million.

Financing Activities

The Company had net cash provided by financing activities of $140.7 million and $54.4 million in fiscal 2012 and 2011, respectively, and net cash used in financing activities of $8.0 million in fiscal 2010. The net cash provided by financing activities for fiscal 2012 primarily results from notes payable proceeds of $160.4 million, of which $132.7 million related to the acquisition of senior living communities by the Company, with the remaining $27.7 million related to insurance premium and supplemental financings on existing communities and $0.1 million resulted from proceeds and excess tax benefits from the issuance of common stock offset by repayments of notes payable of $15.9 million, payments on capital lease and financing obligations of $0.5 million, additions to restricted cash of $1.1 million, and deferred financing charges paid of $2.4 million. The net cash provided by financing activities for fiscal 2011 primarily results from notes payable proceeds of $64.2 million, of which $59.5 million related to the acquisition of senior living communities by the Company, with the remaining $4.7 million related to insurance premium financing and $0.8 million resulted from proceeds and excess tax benefits from the issuance of common stock offset by repayments of notes payable of $6.7 million, payments on capital lease and financing obligations of $0.1 million, additions to restricted cash of $2.8 million, and deferred financing charges paid of $1.0 million. For fiscal 2010, the net cash used in financing activities primarily resulted from net repayments of notes payable of $6.5 million and additions to restricted cash of $4.2 million offset by $2.0 million in lease incentives from the Signature Transaction, an increase in capital lease and financing obligations of $0.2 million, and proceeds and excess tax benefits from the issuance of common stock of $0.5 million.

Disclosures About Contractual Obligations

The following table provides the amounts due under specified contractual obligations for the periods indicated as of December 31, 2012 (in thousands):

	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
Long-term debt, including interest expense	$39,130	$168,212	$ 65,083	$194,386	$ 466,811
Operating and capital leases	60,231	119,584	112,740	269,714	562,269
Total contractual cash obligations	$99,361	$287,796	$177,823	$464,100	$1,029,080

Long-term debt relates to the aggregate maturities of the Company's notes payable. The Company leases its corporate headquarters, an executive office in New York, 50 senior living communities and certain automobiles and equipment used at the Company's communities.

Impact of Inflation

To date, inflation has not had a significant impact on the Company. However, inflation could affect the Company's future revenues and results of operations because of, among other things, the Company's dependence on senior residents, many of whom rely primarily on fixed incomes to pay for the Company's services. As a result, during inflationary periods, the Company may not be able to increase resident service fees to account fully for increased operating expenses. In structuring its fees, the Company attempts to anticipate inflation levels, but there can be no assurance that the Company will be able to anticipate fully or otherwise respond to any future inflationary pressures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.

The Company's primary market risk is exposure to changes in interest rates on debt and lease instruments. As of December 31, 2012, the Company had $362.6 million in outstanding debt comprised of various fixed and variable rate debt instruments of $351.0 million and $11.6 million, respectively. In addition, as of December 31, 2012, the Company had $561.3 million in future facility lease obligations with contingent rent increases on certain leases based on changes in the consumer price index or certain operational performance measures.

Changes in interest rates would affect the fair market value of the Company's fixed rate debt instruments, but would not have an impact on the Company's earnings or cash flows. Increases in the consumer price index could have an effect on future facility lease expense if the leased community exceeds the contingent rent escalation thresholds set forth in each of the Company's lease agreements.

The following table summarizes information on the Company's debt instruments outstanding as of December 31, 2012. The table presents the principal due and weighted average interest rates by expected maturity date for the Company's debt instruments by fiscal year.

Principal Amount and Average Interest Rate by Expected Maturity Date at December 31, 2012 ($ in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Long-term debt:								
Fixed rate debt	$ 8,680	$7,381	$127,968	$4,036	$42,073	$160,908	$351,046	$366,909
Average interest rate	5.3%	5.3%	4.9%	4.9%	4.7%	4.7%		
Variable rate debt(1)	11,550						11,550	11,550
Average interest rate	4.8%							
Total debt							$362,596	$378,459

(1) On March 7, 2013, the Company obtained long-term fixed rate financing to replace the $11.6 million variable rate debt from Fannie Mae at a fixed rate of 4.66% with a 10-year term.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements of the Company are included under Item 15 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company had no disagreements on accounting or financial disclosure matters with its independent accountants to report under this Item 9.

ITEM 9A. CONTROLS AND PROCEDURES.

Effectiveness of Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based upon the controls evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective.

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Internal Controls Over Financial Reporting

Management's Report On Internal Control Over Financial Reporting

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. The Company's internal controls were designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in their report which is included as part of this Annual Report on Form 10-K. The Ernst & Young LLP report is on page F-23 of this report.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE.*

ITEM 11. EXECUTIVE COMPENSATION.*

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

---

* Information required by Items 10, 11, 12, 13 and 14 is or will be set forth in the definitive proxy statement relating to the 2013 Annual Meeting of Stockholders of Capital Senior Living Corporation, which is to be filed with SEC pursuant to Regulation 14A under the Exchange Act. This definitive proxy statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by Items 10, 11, 12, 13 and 14 are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as part of this Report:

(1) Financial Statements:

The response to this portion of Item 15 is submitted as a separate section of this Report. See "Index to Financial Statements" at page F-1.

(2) Financial Statement Schedules:

All schedules have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

(3) Exhibits:

The exhibits listed on the accompanying "Index To Exhibits" at page E-1 are filed as part of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL SENIOR LIVING CORPORATION

By: /s/ LAWRENCE A. COHEN

Lawrence A. Cohen
Vice Chairman of the Board
and Chief Executive Officer

Date: March 8, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Each person whose signature to this report appears below hereby appoints Lawrence A. Cohen and Keith N. Johannessen and each of them, any one of whom may act without the joinder of the other, as his or her attorney-in-fact to sign on his behalf, individually and in each capacity stated below, and to file all amendments to this report, which amendment or amendments may make such changes in and additions to the report as any such attorney-in-fact may deem necessary or appropriate.

Signature	Title	Date
/s/ LAWRENCE A. COHEN Lawrence A. Cohen	Chief Executive Officer and Vice Chairman of the Board (Principal Executive Officer)	March 8, 2013
/s/ KEITH N. JOHANNESSEN Keith N. Johannessen	President and Chief Operating Officer and Director	March 8, 2013
/s/ RALPH A. BEATTIE Ralph A. Beattie	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 8, 2013
/s/ JAMES A. MOORE James A. Moore	Chairman of the Board	March 8, 2013
/s/ PHILIP A. BROOKS Philip A. Brooks	Director	March 8, 2013
/s/ CRAIG F. HARTBERG Craig F. Hartberg	Director	March 8, 2013
/s/ E. RODNEY HORNBAKE E. Rodney Hornbake	Director	March 8, 2013
/s/ JILL M. KRUEGER Jill M. Krueger	Director	March 8, 2013
/s/ RONALD A. MALONE Ronald A. Malone	Director	March 8, 2013
/s/ MICHAEL W. REID Michael W. Reid	Director	March 8, 2013

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Capital Senior Living Corporation

We have audited the accompanying consolidated balance sheets of Capital Senior Living Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Senior Living Corporation at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Capital Senior Living Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
March 8, 2013

CAPITAL SENIOR LIVING CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,737	$ 22,283
Restricted cash	10,179	9,102
Accounts receivable, net	5,229	4,526
Accounts receivable from affiliates	753	708
Federal and state income taxes receivable	3,901	5,438
Deferred taxes	1,443	1,479
Property tax and insurance deposits	11,442	11,395
Prepaid expenses and other	4,758	6,068
Total current assets	56,442	60,999
Property and equipment, net	527,159	365,459
Deferred taxes	9,350	5,782
Investments in unconsolidated joint ventures	1,074	1,070
Other assets, net	42,917	29,016
Total assets	$636,942	$462,326
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,978	$ 2,297
Accounts payable to affiliates	2	314
Accrued expenses	24,445	19,086
Current portion of notes payable	20,230	8,196
Current portion of deferred income	8,193	8,740
Current portion of capital lease and financing obligations	766	50
Customer deposits	1,540	1,530
Total current liabilities	62,154	40,213
Deferred income	19,990	26,175
Capital lease and financing obligations, net of current portion	42,146	31
Other long-term liabilities	1,692	1,826
Notes payable, net of current portion	342,366	224,940
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value:		
Authorized shares — 15,000; no shares issued or outstanding	—	—
Common stock, $.01 par value:		
Authorized shares — 65,000; issued and outstanding shares 28,218 and 27,699 in 2012 and 2011, respectively	286	280
Additional paid-in capital	137,867	135,301
Retained earnings	31,375	34,494
Treasury stock, at cost — 350 shares in 2012 and 2011	(934)	(934)
Total shareholders' equity	168,594	169,141
Total liabilities and shareholders' equity	$636,942	$462,326

See accompanying notes to consolidated financial statements.

CAPITAL SENIOR LIVING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Revenues:			
Resident and health care revenue	$304,848	$256,584	$196,936
Unaffiliated management services revenue	—	—	60
Affiliated management services revenue	674	883	2,044
Community reimbursement revenue	5,014	6,035	12,889
Total revenues	310,536	263,502	211,929
Expenses:			
Operating expenses (exclusive of facility lease expense and depreciation and amortization expense shown below)	182,286	154,042	119,614
General and administrative expenses	16,114	13,198	11,535
Facility lease expense	55,144	52,233	34,253
Provision for bad debts	749	287	174
Stock-based compensation expense	2,444	1,497	919
Depreciation and amortization	35,130	18,299	14,030
Community reimbursement expense	5,014	6,035	12,889
Total expenses	296,881	245,591	193,414
Income from operations	13,655	17,911	18,515
Other income (expense):			
Interest income	453	102	48
Interest expense	(18,022)	(11,900)	(11,241)
(Loss) Gain on disposition of assets, net	(19)	171	—
Gain on settlement of debt	—	—	684
Equity in losses of unconsolidated joint ventures, net	(217)	(760)	(331)
(Loss) Income before benefit (provision) for income taxes	(4,150)	5,524	7,675
Benefit (Provision) for income taxes	1,031	(2,499)	(3,421)
Net (loss) income	$ (3,119)	$ 3,025	$ 4,254
Per share data:			
Basic net (loss) income per share	$ (0.11)	$ 0.11	$ 0.16
Diluted net (loss) income per share	$ (0.11)	$ 0.11	$ 0.16
Weighted average shares outstanding — basic	27,349	26,995	26,587
Weighted average shares outstanding — diluted	27,349	27,062	26,687
Comprehensive (loss) income	$ (3,119)	$ 3,025	$ 4,254

See accompanying notes to consolidated financial statements.

CAPITAL SENIOR LIVING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount				
			(In thousands)			
Balance at January 1, 2010	26,945	273	131,576	27,215	(934)	158,130
Exercise of stock options	100	1	358	—	—	359
Restricted stock awards	38	—	—	—	—	—
Stock-based compensation	—	—	919	—	—	919
Excess tax benefits	—	—	161	—	—	161
Net income	—	—	—	4,254	—	4,254
Balance at December 31, 2010	27,083	274	133,014	31,469	(934)	163,823
Exercise of stock options	231	2	499	—	—	501
Restricted stock awards	385	4	—	—	—	4
Stock-based compensation	—	—	1,497	—	—	1,497
Excess tax benefits	—	—	291	—	—	291
Net income	—	—	—	3,025	—	3,025
Balance at December 31, 2011	27,699	280	135,301	34,494	(934)	169,141
Exercise of stock options	19	—	159	—	—	159
Restricted stock awards	500	6	—	—	—	6
Stock-based compensation	—	—	2,444	—	—	2,444
Excess tax benefits	—	—	(37)	—	—	(37)
Net loss	—	—	—	(3,119)	—	(3,119)
Balance at December 31, 2012	28,218	$286	$137,867	$31,375	$(934)	$168,594

See accompanying notes to consolidated financial statements.

CAPITAL SENIOR LIVING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Operating Activities			
Net (loss) income	$ (3,119)	$ 3,025	$ 4,254
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	35,130	18,299	14,030
Amortization of deferred financing charges	788	352	330
Amortization of deferred lease costs and lease intangibles	753	1,710	1,005
Deferred income	(1,816)	(2,669)	(3,034)
Deferred income taxes	(3,532)	(2,493)	4,221
Equity in the losses (earnings) of unconsolidated joint ventures	217	760	331
Gain on settlement of debt	—	—	(684)
Loss (Gain) on disposition of assets, net	19	(171)	—
Provision for bad debts	749	287	174
Stock compensation expense	2,444	1,497	919
Changes in operating assets and liabilities:			
Accounts receivable	(1,452)	(1,036)	(611)
Accounts receivable from affiliates	(45)	203	(487)
Property tax and insurance deposits	(47)	(336)	(2,584)
Prepaid expenses and other	1,310	(1,172)	(931)
Other assets	3,721	(6,548)	(2,670)
Accounts payable	4,369	660	(86)
Accrued expenses	5,359	2,961	3,838
Federal and state income taxes receivable/payable	1,537	(1,476)	(2,469)
Customer deposits	10	231	4
Net cash provided by operating activities	46,395	14,084	15,550
Investing Activities			
Capital expenditures	(12,302)	(10,472)	(8,447)
Cash paid for acquisitions	(178,110)	(83,450)	(2,000)
Proceeds from Spring Meadows Transaction	—	15,844	—
Proceeds from disposition of assets	19	—	—
Contributions to joint ventures	(243)	(801)	—
Distributions from joint ventures	21	1,442	5,165
Net cash used in investing activities	(190,615)	(77,437)	(5,282)
Financing Activities			
Proceeds from notes payable	160,413	64,202	3,591
Repayments of notes payable	(15,900)	(6,737)	(10,154)
Cash payments for capital lease and financing obligations	(499)	(137)	(22)
Increase in restricted cash	(1,077)	(2,768)	(4,167)
Cash proceeds from the issuance of common stock	165	505	359
Excess tax benefits on stock options exercised	(37)	291	161
Deferred financing charges paid	(2,391)	(968)	—
Lease incentive from Signature Transaction	—	—	2,000
Increase in capital lease and financing obligations	—	—	240
Purchases of treasury stock	—	—	—
Net cash provided by (used in) financing activities	140,674	54,388	(7,992)
(Decrease) Increase in cash and cash equivalents	(3,546)	(8,965)	2,276
Cash and cash equivalents at beginning of year	22,283	31,248	28,972
Cash and cash equivalents at end of year	$ 18,737	$ 22,283	$ 31,248
Supplemental Disclosures			
Cash paid during the year for:			
Interest	$ 16,620	$ 11,266	$ 10,949
Income taxes	$ 4,719	$ 6,810	$ 2,328
Non-cash operating, investing, and financing activities:			
Intangible assets acquired through capital lease and financing obligations	$ 11,794	$ —	$ —
Property and equipment acquired through capital lease and financing obligations	$ 13,243	$ —	$ —
Notes payable assumed through capital lease and financing obligations	$ 18,293	$ —	$ —
Notes payable assumed through acquisitions	$ 3,240	$ —	$ —

See accompanying notes to consolidated financial statements.

CAPITAL SENIOR LIVING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

1. Organization

Capital Senior Living Corporation, a Delaware corporation (together with its subsidiaries, the "Company"), is one of the largest operators of senior living communities in the United States in terms of resident capacity. The Company owns, operates, develops and manages senior living communities throughout the United States. As of December 31, 2012, the Company operated 101 senior living communities in 23 states with an aggregate capacity of approximately 13,650 residents, including 51 senior living communities which the Company either owned or in which the Company had an ownership interest and 50 senior living communities that the Company leased. As of December 31, 2012, the Company also operated one home care agency. The accompanying consolidated financial statements include the financial statements of Capital Senior Living Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The Company accounts for significant investments in unconsolidated companies, in which the Company has significant influence, using the equity method of accounting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. The Company has deposits in banks that exceed Federal Deposit Insurance Corporation insurance limits. Management believes that credit risk related to these deposits is minimal. Restricted cash consists of deposits required by certain lenders as collateral pursuant to letters of credit. The deposit must remain so long as the letter of credit is outstanding which is subject to renewal annually.

Long-Lived Assets

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. At each balance sheet date, the Company reviews the carrying value of its property and equipment to determine if facts and circumstances suggest that they may be impaired or that the depreciation period may need to be changed. The Company considers internal factors such as net operating losses along with external factors relating to each asset, including contract changes, local market developments, and other publicly available information. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount the carrying value exceeds the fair market value, generally based on discounted cash flows, of the long-lived asset. The Company analyzed certain long-lived assets with operating losses, under the undiscounted cash flow method, for impairment. Based on this analysis, the Company does not believe there are any indicators that would require an adjustment to the carrying value of the property and equipment or their remaining useful lives as of December 31, 2012 and 2011.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. The Company owns member interests in three joint ventures at December 31, 2012. The Company has not consolidated these joint venture interests because the Company has concluded that the other member of each joint venture has substantive kick-out rights or substantive participating rights. Under the equity method of accounting, the Company records its investments in unconsolidated joint ventures at cost and adjusts such investments for its share of earnings and losses of the joint ventures.

Development Agreement Guarantees

The Company, on three joint venture developments, had guarantees that the communities would be completed and operated at the budgeted costs approved by the joint venture members. These costs included the hard

and soft construction costs and operating costs until each community reached breakeven. The budgeted costs included contingency reserves for potential costs overruns and other unforeseen costs. The terms of these guarantees generally did not provide for a limitation on the maximum potential future payments. The Company was required to fund any operating deficits until the joint venture reached breakeven for three consecutive months. Any amounts funded by the Company under this commitment, up to $0.5 million, may be recoverable from the joint venture in the event of liquidation. As of December 31, 2012, the Company had recognized deficit charges of approximately $1.2 million under these development agreement guarantees. During the third quarter of fiscal 2011, the Company met the breakeven requirements of the development agreement guarantees for two of these joint venture developments resulting in full satisfaction and termination of these respective guarantees. Additionally, during the fourth quarter of fiscal 2012, the Company met the breakeven requirements of the development agreement guarantee for the remaining joint venture development resulting in full satisfaction and termination of this guarantee.

Income Taxes

At December 31, 2012, the Company had recorded on its consolidated balance sheet net deferred tax assets of $10.8 million. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The effective tax rates for fiscal 2012 and 2011 differ from the statutory tax rates due to state income taxes and permanent tax differences. The Company is impacted by the Texas Margin Tax ("TMT"), which effectively imposes tax on modified gross revenues for communities within the State of Texas. The Company consolidated 36 Texas communities in fiscal 2012 and 29 Texas communities in fiscal 2011 and the TMT increased the overall provision for income taxes. Management regularly evaluates the future realization of deferred tax assets and provides a valuation allowance, if considered necessary, based on such evaluation. As part of the evaluation, management has evaluated future expectations of net income. The Company believes based upon this analysis that the realization of the net deferred tax assets is reasonably assured and therefore has not provided for a valuation allowance. However, the benefits of the net deferred tax assets might not be realized if actual results differ from expectations.

The Company evaluates uncertain tax positions through consideration of accounting and reporting guidance on criteria, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial-statement comparability among different companies. The Company is required to recognize a tax benefit in its financial statements for an uncertain tax position only if management's assessment is that its position is "more likely than not" (i.e., a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. The Company's policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as income tax expense. The Company is not subject to income tax examinations for tax years prior to 2006.

Revenue Recognition

Resident and health care revenue is recognized at estimated net realizable amounts, based on historical experiences, due from residents in the period in which the rental and other services are provided.

Revenues from the Medicare and Medicaid programs accounted for approximately 5% of the Company's revenue in each of fiscal 2012, 2011 and 2010. As of December 31, 2012, 25 of the Company's communities are providers of services under the Medicaid program. Accordingly, the communities are entitled to reimbursement under the foregoing program at established rates that are lower than private pay rates. Patient service revenue for Medicaid patients is recorded at the reimbursement rates as the rates are set prospectively by the state upon the filing of an annual cost report. Two of the Company's communities are providers of services under the Medicare program and are entitled to payment under the program in amounts determined based upon rates established by the federal government.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Management services revenue is recognized when earned. Management services revenue relates to providing certain management and administrative support services under management contracts, which have terms expiring through January 2019.

Substantially all community fees received from residents are non-refundable and are recorded initially by the Company as deferred revenue. The deferred amounts are amortized over the respective residents' initial lease term which is consistent with the contractual obligation associated with the estimated stay of the resident.

Community reimbursement revenue is comprised of reimbursable expenses from non-consolidated communities that the Company operates under long-term management agreements.

Lease Accounting

The Company determines whether to account for its leases as operating, capital or financing leases depending on the underlying terms of the lease agreement. This determination of classification is complex and requires significant judgment relating to certain information including the estimated fair value and remaining economic life of the community, the Company's cost of funds, minimum lease payments and other lease terms. The lease rates under the Company's lease agreements are subject to certain conditional escalation clauses which are recognized when probable or incurred and are based on changes in the consumer price index or certain operational performance measures. As of December 31, 2012, the Company leased 50 communities, 48 of which the Company classified as operating leases and two of which the Company classified as capital lease and financing obligations. The Company incurs lease acquisition costs and amortizes these costs over the term of the lease agreement. Certain leases entered into by the Company qualified as sale/leaseback transactions and as such any related gains have been deferred and are being amortized over the lease term.

Facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income includes rent expense plus amortization expense relating to leasehold acquisition costs offset by the amortization of deferred gains and lease incentives.

Credit Risk and Allowance for Doubtful Accounts

The Company's resident receivables are generally due within 30 days. Accounts receivable are reported net of an allowance for doubtful accounts, and represent the Company's estimate of the amount that ultimately will be collected. The adequacy of the Company's allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary. Credit losses on resident receivables have historically been within management's estimates, and management believes that the allowance for doubtful accounts adequately provides for expected losses.

Employee Health and Dental Benefits and Insurance Reserves

The Company offers certain full-time employees an option to participate in its health and dental plans. The Company is self-insured up to certain limits and is insured if claims in excess of these limits are incurred. The cost of employee health and dental benefits, net of employee contributions, is shared between the corporate office and the senior living communities based on the respective number of plan participants. Funds collected are used to pay the actual program costs including estimated annual claims, third-party administrative fees, network pro-

vider fees, communication costs, and other related administrative costs incurred by the plans. Claims are paid as they are submitted to the Company's third-party administrator. The Company records a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims. Management believes that the liability for outstanding losses and expenses is adequate to cover the ultimate cost of losses and expenses incurred at December 31, 2012; however, actual claims and expenses may differ. Any subsequent changes in estimates are recorded in the period in which they are determined.

The Company uses a combination of insurance and self-insurance for workers' compensation. Determining the reserve for workers' compensation losses and costs that the Company has incurred as of the end of a reporting period involves significant judgments based on projected future events including potential settlements for pending claims, known incidents which may result in claims, estimates of incurred but not yet reported claims, changes in insurance premiums, estimated litigation costs and other factors. The Company regularly adjusts these estimates to reflect changes in the foregoing factors. However, since this reserve is based on estimates, the actual expenses incurred may differ from the amounts reserved. Any subsequent changes in estimates are recorded in the period in which they are determined.

Advertising

Advertising is expensed as incurred. Advertising expenses for the years ended December 31, 2012, 2011, and 2010 were $9.6 million, $7.9 million, and $6.5 million, respectively, and are included as a component of operating expenses within the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Net (Loss) Income Per Share

Basic net (loss) income per common share is computed by dividing net (loss) income remaining after allocation to unvested restricted shares by the weighted average number of common shares outstanding for the period. Except when the effect would be anti-dilutive, the calculation of diluted net income per common share includes the net impact of unvested restricted shares and shares that could be issued under outstanding stock options.

The following table sets forth the computation of basic and diluted net (loss) income per share (in thousands, except for per share amounts):

	Year Ended December 31,		
	2012	2011	2010
Net (loss) income	$ (3,119)	$ 3,025	$ 4,254
Net loss (income) allocated to unvested restricted shares	90	(67)	(73)
Undistributed net (loss) income allocated to common shares	$ (3,029)	$ 2,958	$ 4,181
Weighted average shares outstanding — basic	27,349	26,995	26,587
Effects of dilutive securities:			
Employee equity compensation plans	—	67	100
Weighted average shares outstanding — diluted	27,349	27,062	26,687
Basic net (loss) income per share	$ (0.11)	$ 0.11	$ 0.16
Diluted net (loss) income per share	$ (0.11)	$ 0.11	$ 0.16

Awards of unvested restricted stock representing approximately 0.8 million, 0.6 million, and 0.5 million shares were outstanding for the fiscal years ended December 31, 2012, 2011, and 2010, respectively, and were included in the computation of allocable net income.

Treasury Stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders' equity.

Stock-Based Compensation

The Company recognizes compensation expense for share-based payment awards to employees, including grants of employee stock options and awards of restricted stock, in the Consolidated Statements of Operations and Comprehensive (Loss) Income based on their fair values.

On May 8, 2007, the Company's stockholders approved the 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (the "2007 Plan") which provides for, among other things, the grant of restricted stock awards and stock options to purchase shares of the Company's common stock. The 2007 Plan authorizes the Company to issue up to 2.6 million shares of common stock and the Company has reserved 1.5 million shares of common stock for future issuance pursuant to awards under the 2007 Plan. Effective May 8, 2007, the 1997 Omnibus Stock and Incentive Plan (as amended, the "1997 Plan") was terminated and no additional shares will be granted under the 1997 Plan. The Company has reserved 0.5 million shares of common stock for future issuance upon the exercise of outstanding stock options pursuant to the 1997 Plan.

Recently Issued Accounting Guidance

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, *Fair Value Measurement* ("ASU 2011-04"), which amended Accounting Standards Codification (ASC) 820 to clarify existing guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (IFRS). ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in fair value measurements and provide additional disclosures for classes of assets and liabilities disclosed at fair value. The Company adopted ASU 2011-04 as of January 1, 2012, which did not have a material impact on our financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Statement of Comprehensive Income* ("ASU 2011-05"), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of income and comprehensive income. ASU 2011-05 was effective for the Company January 1, 2012, and the update did not impact the reported results of operations of the Company.

Segment Information

The Company evaluates the performance and allocates resources of its senior living facilities based on current operations and market assessments on a property-by-property basis. The Company does not have a concentration of operations geographically or by product or service as its management functions are integrated at the property level. The Company has determined that all of its operating units meet the criteria in ASC 280 to be aggregated into one reporting segment. As such, the Company operates in one segment.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related footnotes. Management bases its estimates and assumptions on historical experience, observance of industry trends and various other sources of information and factors, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially could result in materially dif-

ferent results under different assumptions and conditions. The Company believes revenue recognition, investments in unconsolidated joint ventures, leases, long-lived assets, self-insured employee benefits, and income taxes are its most critical accounting policies and require management's most difficult, subjective and complex judgments.

3. Transactions with Affiliates

SHPII/CSL Transactions

In November 2004, the Company formed SHPII/CSL with SHPII. SHPII/CSL was owned 95% by SHPII and 5% by the Company. In November 2004, SHPII/CSL acquired the Spring Meadows Communities which currently comprise 628 units with a combined capacity of 758 residents. The Company contributed $1.3 million for its interests in SHPII/CSL. The Company accounted for its investment in SHPII/CSL under the equity method of accounting.

The Company was party to the SHPII/CSL Management Agreements with SHPII/CSL, which collectively owned and operated the Spring Meadows Communities. The SHPII/CSL Management Agreements extended until various dates through November 2014. The SHPII/CSL Management Agreements generally provided for management fees of 5% of gross revenue plus reimbursement for costs and expenses related to the communities. On April 8, 2011, SHPII/CSL closed the Spring Meadows Transaction. Upon closing the sale, the Company leased the Spring Meadows Communities from HCN. For additional information, refer to Note 18, "Leases."

SHP III Transactions

In May 2007, the Company and SHPIII formed SHPIII/CSL Miami to develop a senior housing community in Miamisburg, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 97 independent living units and 49 assisted living units and opened in August 2008. The Company contributed $0.8 million to SHPIII/CSL Miami for its 10% interest and accounts for its investment in SHPIII/CSL Miami under the equity method of accounting.

In November 2007, the Company and SHPIII formed SHPIII/CSL Richmond Heights to develop a senior housing community in Richmond Heights, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 61 independent living units and 80 assisted living units and opened in April 2009. The Company contributed $0.8 million to SHPIII/CSL Richmond Heights for its 10% interest and accounts for its investment in SHPIII/CSL Richmond Heights under the equity method of accounting. The Company contributed land to SHP III/CSL Richmond Heights as a capital contribution during formation of the joint venture in November 2007 resulting in a $0.2 million gain to the Company. The gain had been deferred when the land was initially contributed to SHP III/CSL Richmond Heights due to the continuing involvement of the Company as a result of a development agreement guarantee. The Company met the breakeven requirements of the development agreement guarantee during the third quarter of fiscal 2011 resulting in full satisfaction and termination of the guarantee and recognition of the deferred gain as a component of gain on disposition of assets, net, within the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income.

In December 2007, the Company and SHPIII formed SHPIII/CSL Levis Commons to develop a senior housing community near Toledo, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 90 independent living units and 56 assisted living units and opened in April 2009. The Company contributed $0.8 million to SHPIII/CSL Levis Commons for its 10% interest and accounts for its investment in SHPIII/CSL Levis Commons under the equity method of accounting.

The Company is party to the SHPIII/CSL Management Agreements with SHPIII/CSL. The SHPIII/CSL Management Agreements are for initial terms of ten years from the date the certificate of occupancy was issued and currently extend until various dates through January 2019. The SHPIII/CSL Management Agreements generally provide for management fees of 5% of gross revenue plus reimbursement for costs and expenses related to the communities.

4. Facility Lease Transactions

The Company currently leases 50 senior living communities from certain REITs. The lease terms are generally for 10-15 years with renewal options for 5-20 years at the Company's option.

Under these lease agreements the Company is responsible for all operating costs, maintenance and repairs, insurance and property taxes. The following table summarizes each of the Company's lease agreements at December 31, 2012 (dollars in millions):

Landlord	Date of Lease	Number of Communities	Value of Transaction	Term	Initial Lease Rate(1)	Lease Acquisition Costs(2)	Deferred Gains / Lease Concessions(3)
Ventas	September 30, 2005	6	$ 84.6	(4) (Two five-year renewals)	8%	$ 1.4	$ 4.6
Ventas	October 18, 2005	1	19.5	(4) (Two five-year renewals)	8%	0.2	—
Ventas	June 8, 2006	1	19.1	(4) (Two five-year renewals)	8%	0.4	—
Ventas	January 31, 2008	1	5.0	(4) (Two five-year renewals)	7.75%	0.2	—
Ventas	June 27, 2012	2	43.3	(4) (Two five-year renewals)	6.75%	0.8	—
HCP	May 1, 2006	3	54.0	(5) (Two ten-year renewals)	8%	0.2	12.8
HCP	May 31, 2006	6	43.0	10 years (Two ten-year renewals)	8%	0.2	0.6
HCP	December 1, 2006	4	51.0	(5) (Two ten-year renewals)	8%	0.7	—
HCP	December 14, 2006	1	18.0	(5) (Two ten-year renewals)	7.75%	0.3	—
HCP	April 11, 2007	1	8.0	(5) (Two ten-year renewals)	7.25%	0.1	—
HCN	April 16, 2010	5	48.5	15 years (One 15-year renewal)	8.25%	0.6	0.8
HCN	May 1, 2010	3	36.0	15 years (One 15-year renewal)	8.25%	0.2	0.4
HCN	September 10, 2010	12	104.6	15 years (One 15-year renewal)	8.5%	0.4	2.0
HCN	April 8, 2011	4	141.0	15 years (One 15-year renewal)	7.25%	0.9	16.2
Subtotal						6.6	37.4
Accumulated amortization through December 31, 2012						(2.6)	—
Accumulated deferred gain recognized through December 31, 2012						—	(13.4)
Net lease acquisition costs / deferred gains / lease concessions as of December 31, 2012						$ 4.0	$ 24.0

(1) Initial lease rates are measured against agreed upon fair market values and are subject to conditional lease escalation provisions as set forth in each lease agreement.

(2) Lease acquisition costs are being amortized over the respective initial lease term.

(3) Deferred gains of $34.8 million and lease concessions of $2.6 million are being recognized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income as a reduction in facility lease expense over the respective initial lease term. Lease concessions of $0.6 million relate to the HCP transaction on May 31, 2006, and $2.0 million relate to the Signature Transaction on September 10, 2010.

(4) Effective June 27, 2012, the Company closed the Ventas Lease Transaction. All of the leased communities in the Ventas lease portfolio were modified to be coterminous expiring on September 30, 2020, with two 5-year renewal extensions available at the Company's option.

(5) On March 4, 2010, the Company executed a second amendment to the master lease agreement associated with nine of its leases with HCP to effectively combine the lessees into one master lease and extend the lease terms for the HCP lease portfolio through October 31, 2018.

Facility lease expense in the Company's Statements of Operations and Comprehensive (Loss) Income includes rent expense plus amortization expense relating to leasehold acquisition costs offset by the amortization of deferred gains and lease incentives.

Ventas

Effective June 27, 2012, the Company closed the Ventas Lease Transaction which resulted in a lease modification whereby the Company exchanged two of its owned communities for one of the communities in the existing Ventas lease portfolio and simultaneously leasing back the two communities exchanged. This transaction was the result of negotiations for a solution to the anticipation of the Company not meeting certain lease coverage ratio requirements for its lease portfolio of ten properties with Ventas. The two communities previously owned by the Company are located in East Lansing, Michigan (the "East Lansing Community") and Raleigh, North Carolina (the "Raleigh Community") and were exchanged for a community located in Merrillville, Indiana (the "Towne Centre Community"). All three communities continue to be operated by the Company. In conjunction with this transaction, Ventas assumed approximately $18.3 million of existing mortgage debt with Berkadia and the Company received the Towne Centre Community unencumbered. All of the leased communities in the Ventas lease portfolio were modified to be coterminous with the East Lansing and Raleigh Community leases expiring on September 30, 2020, with two 5-year renewal extensions available at the Company's option, eliminate property-level lease covenants, and contain substantially similar terms and conditions. These leases were re-evaluated by the Company at the modification date and continue to be treated as operating leases. Under the terms of the original lease agreements with Ventas, the Company had previously deposited additional cash collateral of approximately $3.4 million which was returnable to the Company once certain performance targets were reached. However, due to the rebalanced lease portfolio meeting the lease coverage ratio requirements, the Company negotiated the return of these deposits as a condition to the lease modification. Additionally, due to the extension of the lease terms for the Ventas lease portfolio to fiscal 2020, the rights of Ventas to reset the underlying values of the leased communities were deferred for five years.

Pursuant to Accounting Standards Codification ("ASC") 840, *Leases*, the Company performed a sale/leaseback analysis to determine whether the East Lansing Community and Raleigh Community could be removed from its Consolidated Balance Sheet. Based upon the analysis performed, the Company concluded certain aspects of the lease modification would be considered forms of "continuing involvement" which precludes the Company from derecognizing these assets from its Consolidated Balance Sheet under sale/leaseback accounting criteria. Therefore, the Company recorded financing obligations equal to the fair market value of the communities exchanged and the mortgage debt assumed by Ventas. At the end of the lease term, including exercise of any renewal options, the net remaining financing obligation less the net carrying value of the leased assets will be recognized as a non-cash gain on sale of the East Lansing Community and Raleigh Community. Rental payments under these leases will not be reflected as a component of facility lease expense but will be recognized as a reduction of the financing obligation and interest expense based upon the Company's incremental

borrowing rate at the time the transaction was closed. As a result of this transaction, the Company recorded additions to property and equipment of approximately $13.2 million and other assets, primarily consisting of lease intangibles, of approximately $11.8 million within the Company's Consolidated Balance Sheets which will be depreciated or amortized over the estimated useful lives. The additions to property and equipment were reduced by approximately $4.9 million which represented the unamortized portion of the deferred gain previously recognized by the Company when the Towne Centre Community had been sold in fiscal 2006. Lease intangibles consist of the fair value of in-place leases associated with the Towne Centre Community and the fair value attributable to Ventas deferring its right to reset the underlying values of the lease portfolio five years until fiscal 2020.

Spring Meadows

On April 8, 2011, SHPII/CSL sold the Spring Meadows Communities in a sale/leaseback transaction to HCN. Upon closing the sale, the Company leased the four Spring Meadows Communities from HCN. This lease was effective April 8, 2011, and has an initial term of 15 years, with one 15-year renewal extension available at the Company's option. The initial lease rate is 7.25% and is subject to certain conditional lease escalation clauses. The Company incurred $0.9 million, in lease acquisition costs, which have been deferred and are being amortized over the initial 15-year lease term. The Company has accounted for this lease as an operating lease. As a result of this transaction, the Company received cash proceeds, including incentive distributions, from the sale by SHPII/CSL of approximately $17.0 million, net of closing costs, resulting in a gain to the Company of approximately $16.1 million, which has been deferred and is being recognized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income as a reduction in facility lease expense over the initial 15-year lease term. The Company may receive additional proceeds after the joint venture settles customary post-closing costs.

Signature

On September 10, 2010, the Company executed an asset purchase agreement with Signature Assisted Living of Texas, LLC ("Signature") to acquire its leasehold interests in 12 senior housing communities owned by HCN. Simultaneously with closing, the Company executed a Master Lease Agreement with HCN for the 12 communities (the "Master Lease Agreement"). The Master Lease Agreement has an initial term of 15 years with one 15-year renewal extension available at the Company's option. The initial lease rate is 8.5% and is subject to certain conditional escalation clauses. The Company has accounted for this lease as an operating lease. The Company recorded a lease incentive from HCN equal to the value of the intangible assets acquired from Signature. The intangible assets acquired and the corresponding lease incentive of $2.0 million was recorded based on fair value estimates. The intangible assets were recorded within other assets, net, and are being amortized over their respective useful lives. The lease incentive was recorded within other long-term liabilities and is being amortized over the initial lease term as a reduction in facility lease expense. Additionally, the Company incurred $0.6 million in lease transaction costs, of which $0.4 million have been deferred and are being amortized as a reduction in facility lease expense over the initial 15-year lease term.

Midwest II

On April 30, 2010, the Company and GE Healthcare sold its respective ownership interests in Midwest II to HCN in a sale/leaseback transaction of three senior living communities owned by subsidiaries of Midwest II. Upon closing the sale, the Company leased the three senior housing communities from HCN. This lease was effective May 1, 2010, and has an initial term of 15 years, with one 15-year renewal extension available at the Company's option. The initial lease rate is 8.25% and is subject to certain conditional escalation clauses. The Company incurred $0.2 million in lease acquisition costs, which have been deferred and are being amortized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income over the initial 15-year lease term. The Company has accounted for this lease as an operating lease. As a result of this sale/

leaseback transaction, the Company received cash proceeds of approximately $1.3 million, net of closing costs, resulting in a gain to the Company of approximately $0.4 million, which has been deferred and is being recognized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income as a reduction in facility lease expense over the initial 15-year lease term.

Midwest I

On April 16, 2010, the Company and GE Healthcare sold its respective ownership interests in Midwest I to HCN in a sale/leaseback transaction of five senior living communities owned by subsidiaries of Midwest I. Upon closing the sale, the Company leased the five senior housing communities from HCN. This lease was effective April 16, 2010, and has an initial term of 15 years, with one 15-year renewal extension available at the Company's option. The initial lease rate is 8.25% and is subject to certain conditional escalation clauses. The Company incurred $0.6 million in lease acquisition costs, which have been deferred and are being amortized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income over the initial 15-year lease term. The Company has accounted for this lease as an operating lease. As a result of this sale/leaseback transaction, the Company received cash proceeds of approximately $3.2 million, net of closing costs, resulting in a gain to the Company of approximately $0.8 million, which has been deferred and is being recognized in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income as a reduction in facility lease expense over the initial 15-year lease term.

5. Acquisitions

Fiscal 2012

Effective December 21, 2012, the Company closed the Harbor Court Transaction for approximately $10.8 million. The community consists of 116 assisted living units. The Company incurred approximately $0.1 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for approximately $7.6 million of the acquisition price at a fixed rate of 4.58% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective December 20, 2012, the Company closed the Montclair Transaction for approximately $22.0 million. The community consists of 159 independent living units. The Company incurred approximately $0.1 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for approximately $17.0 million of the acquisition price at a fixed rate of 4.32% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective October 23, 2012, the Company closed the Country Charm and Woodlands Transaction for approximately $62.5 million. The Company incurred approximately $0.3 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The communities consist of 440 assisted living units. The Company obtained financing for four of the communities through Fannie Mae for approximately $26.4 million of the acquisition price at a fixed rate of 4.34% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources. The Company obtained interim financing for one of the communities through Berkadia Commercial Mortgage ("Berkadia") for $6.4 million of the acquisition price at a variable rate of LIBOR plus 4.5%, with the balance of the acquisition price paid from the Company's existing cash resources. The Company obtained long-term fixed rate financing through Fannie Mae on December 28, 2012, for approximately $6.4 million to replace the Berkadia interim loan at a fixed rate of 4.5% with a 10-year term. Due to a recent expansion, the Company also obtained interim financing for one of the communities

through Berkadia for $11.6 million of the acquisition price at a variable rate of LIBOR plus 4.5% which matures on November 10, 2013, with the balance of the acquisition price paid from the Company's existing cash resources. This community, including the expansion, will be eligible for permanent financing within six months. The Company obtained long-term fixed rate financing to replace the $11.6 million Berkadia interim loan on March 7, 2013, from Fannie Mae at a fixed rate of 4.66% with a 10-year term.

Effective October 23, 2012, the Company closed the Batesville Transaction for approximately $4.0 million. The community consists of 41 assisted living units. The Company incurred approximately $0.1 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for approximately $2.6 million of the acquisition price at a fixed rate of 4.34% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective October 17, 2012, the Company closed the acquisition of one senior living community located in Corpus Christi, Texas, for approximately $6.4 million. The community acquired is part of the five community Esperanza Transaction of which the other four communities closed during the first quarter of fiscal 2012. The community consists of 50 assisted living units. The Company incurred approximately $0.1 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company assumed mortgage debt originated by the U.S. Department of Housing and Urban Development ("HUD") of approximately $3.2 million of the acquisition price at a fixed rate of 4.48% with approximately a 33-year remaining term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective April 30, 2012, the Company closed the Remington Transaction for approximately $19.2 million. The community consists of 128 independent living units. The Company incurred approximately $0.1 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for approximately $11.8 million of the acquisition price at a fixed rate of 4.48% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

Effective March 30, 2012, the Company closed the Riverbend Transaction for approximately $15.3 million. The community consists of 97 assisted living units. The Company incurred approximately $0.1 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for approximately $11.5 million of the acquisition price at a fixed rate of 4.76% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

Effective March 30, 2012, the Company closed the Esperanza Transaction for approximately $34.1 million. The four communities acquired are part of a five community transaction with the fifth community located in Corpus Christi, Texas, which closed on October 17, 2012. The four communities acquired consist of 45 independent living units and 211 assisted living units. The Company incurred approximately $0.2 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for approximately $26.1 million of the acquisition price at a fixed rate of 4.69% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

Effective March 1, 2012, the Company closed the Granbury Transaction for approximately $7.0 million. The community consists of 82 assisted living units. The Company incurred approximately $0.2 million in trans-

action costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for approximately $5.4 million of the acquisition price at a fixed rate of 4.38% with a 10-year term, with the balance of the acquisition price paid from the Company's existing cash resources.

As a result of these acquisitions, during fiscal 2012 the Company recorded additions to property and equipment of approximately $170.3 million and other assets, primarily consisting of in-place lease intangibles, of approximately $22.9 million within the Company's Consolidated Balance Sheets which will be depreciated or amortized over the estimated useful lives. The purchase accounting for the Harbor Court Transaction and Montclair Transaction is preliminary as it is subject to final valuation adjustments,

During fiscal 2012, these acquisitions generated $18.2 million of revenue and $(4.5) million of losses before income taxes which are included in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income from the dates of acquisition. Losses before income taxes primarily result from the amortization of in-place lease intangibles associated with these acquisitions during fiscal 2012. The unaudited pro forma combined results of operations have been prepared as if the acquisitions had occurred on January 1, 2011, as follows (in thousands):

	December 31,	
	2012	2011
Total revenues	$339,606	$309,786
Income (loss) before income taxes	$ 10,499	$ (14,192)

The unaudited pro forma consolidated amounts are presented for informational purposes only and do not necessarily reflect the results of operations of the Company that would have actually resulted had the acquisitions occurred on January 1, 2011.

Fiscal 2011

Effective October 19, 2011, the Company closed the Pulliam Transaction for $30.0 million. These communities consist of 56 independent living units and 141 assisted living units. The Company incurred approximately $0.4 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae for $22.1 million of the acquisition price at a fixed rate of 4.92% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

Effective August 1, 2011, the Company closed the Summit Point Transaction for $27.3 million. This community consists of 100 independent living units and 50 assisted living units. The Company incurred approximately $0.2 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained interim financing through KeyBank on August 1, 2011, for $19.0 million of the acquisition price at a variable rate of LIBOR plus 2.25% with a maturity date of December 31, 2011, with the balance of the acquisition price paid from the Company's existing cash resources. The Company obtained long-term fixed rate financing through Fannie Mae on September 27, 2011, for $19.0 million to replace the KeyBank interim loan at a fixed rate of 4.92% with a 10-year term.

Effective July 29, 2011, the Company closed the Keystone Woods and Wynnfield Crossing Transaction for $16.0 million. These communities consist of 109 assisted living units. The Company incurred approximately $0.3 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae on July 29, 2011, for $6.75 million of the acquis-

ition price for the property located in Rochester, Indiana, at a fixed rate of 5.69% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources. The Company obtained financing through Fannie Mae on September 27, 2011, for $4.8 million of the acquisition price for the property located in Anderson, Indiana, at a fixed rate of 4.97% with a 10-year term with the balance being paid from the Company's existing cash resources.

Effective July 15, 2011, the Company closed the GreenTree at Kokomo Transaction for $10.2 million. This community consists of 78 assisted living units. The Company incurred approximately $0.1 million in transaction costs related to this acquisition which have been included in general and administrative expenses within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company obtained financing through Fannie Mae on July 29, 2011, for $6.75 million of the acquisition price at a fixed rate of 5.69% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources.

As a result of these acquisitions, during fiscal 2011 the Company recorded additions to property and equipment, net, of $75.1 million and other assets, net, primarily consisting of in-place lease intangibles, of $8.3 million within the Consolidated Balance Sheet which will be depreciated or amortized over the estimated useful lives.

6. Property and Equipment

Property and equipment consists of the following (in thousands):

		December 31,	
	Asset Lives	2012	2011
Land		$ 39,599	$ 22,925
Land improvements	5 to 20 years	7,256	3,253
Buildings and building improvements	10 to 40 years	551,633	400,656
Furniture and equipment	5 to 10 years	26,121	20,371
Automobiles	5 to 7 years	2,616	1,874
Leasehold improvements	(1)	29,170	25,395
Construction in progress	(2)	367	565
		656,762	475,039
Less accumulated depreciation and amortization.		129,603	109,580
Property and equipment, net		$527,159	$365,459

(1) Leasehold improvements are amortized over the shorter of the useful life of the asset or the remaining lease term.

(2) Construction in progress at December 31, 2012, includes $0.3 million of capitalized computer software development costs.

Furniture and equipment includes $2.3 million of capitalized computer software development costs at December 31, 2012 and 2011, of which $2.2 million and $1.7 million has been amortized and is included as a component of accumulated depreciation and amortization at December 31, 2012 and 2011, respectively. Automobiles include $0.1 million and $0.2 million of assets under capital lease at December 31, 2012 and 2011, respectively, of which $35,000 and $34,000 has been amortized and is included as a component of accumulated depreciation and amortization at December 31, 2012 and 2011, respectively.

Property and equipment includes $32.4 million of assets under capital lease in connection with the Ventas Lease Transaction, of which $10.9 million has been amortized and is included as a component of accumulated depreciation and amortization at December 31, 2012. For additional information, refer to Note 4, "Facility Lease Transactions."

7. Other Assets

Other assets consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Deferred loan costs, net	$ 4,016	$ 2,412
Deferred lease costs, net	11,839	3,667
Security and other deposits	10,673	13,560
In-place lease intangibles, net	14,163	5,542
Other	2,226	3,835
	$42,917	$29,016

In connection with the Company's acquisitions and Ventas Lease Transaction, subject to final valuation adjustments, the Company recorded additions to in-place lease intangibles in order to reflect the value associated with the resident operating leases acquired. In-place lease intangibles are being amortized over the estimated remaining useful life of the respective resident operating leases. The value of in-place leases includes lost revenue that would be realized if the resident operating leases were to be replaced by the Company. At December 31, 2012 and 2011, the Company had gross in-place lease intangibles of $33.3 million and $10.3 million, respectively. Accumulated amortization was $19.1 million and $4.8 million at December 31, 2012 and 2011, respectively. The unamortized balance at December 31, 2012, is expected to be fully amortized during fiscal 2013.

In connection with the Ventas Lease Transaction, the Company recorded additions to deferred lease costs of approximately $8.3 million in order to reflect the value attributable to Ventas deferring its right to reset the underlying values of the lease portfolio five years until fiscal 2020. For additional information, refer to Note 4, "Facility Lease Transactions." Accumulated amortization was $0.5 million at December 31, 2012. Amortization expense is expected to be $1.0 million in each of the next five fiscal years.

8. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Accrued salaries, bonuses and related expenses	$ 7,529	$ 5,508
Accrued property taxes	11,311	8,941
Accrued interest	1,503	1,150
Accrued health claims and workers comp	1,822	1,327
Accrued professional fees	572	618
Other	1,708	1,542
	$24,445	$19,086

9. Notes Payable

Notes payable consists of the following (in thousands):

Lender	Average Monthly Payment	Net Book Value Of Collateral(1)	Interest Rate	Maturity Date	Notes Payable December 31, 2012	Notes Payable December 31, 2011
Freddie Mac	$ 728	$167,351	6.29%	July 2015	$ 96,433	$ 98,920
Freddie Mac	101	83,772	4.39	July 2015	20,068	—
Freddie Mac	60	7,080	5.75	April 2017	8,837	9,031
Fannie Mae	178	43,390	5.91	June 2017	27,809	28,261
Fannie Mae	78	16,798	5.69	August 2021	13,281	13,447
Fannie Mae	26	5,972	4.97	October 2021	4,729	4,797
Fannie Mae	101	23,172	4.92	October 2021	18,685	18,956
Fannie Mae	117	26,029	4.92	November 2021	21,723	22,036
Fannie Mae	27	5,960	4.38	March 2022	5,312	—
Fannie Mae	60	13,363	4.76	April 2022	11,364	—
Fannie Mae	135	30,077	4.69	April 2022	25,851	—
Fannie Mae	60	17,311	4.48	May 2022	11,735	—
Fannie Mae	144	36,115	4.34	November 2022	28,920	—
Fannie Mae	33	7,826	4.50	November 2022	6,417	—
Fannie Mae	84	19,683	4.32	January 2023	16,995	—
Fannie Mae	39	9,685	4.58	January 2023	7,577	—
Fannie Mae	28	32,772	4.47	June 2017	5,557	—
Berkadia	46	14,378	(3)	November 2013	11,550	—
Berkadia	108	19,824	5.46	August 2015	14,784	33,815
HUD	16	5,849	4.48	September 2045	3,233	—
TCF	1	10	7.55	January 2014	7	12
Insurance Financing	122	—	2.95	February 2012	—	242
Insurance Financing	44	—	2.87	October 2012	—	436
Insurance Financing	216	—	2.26	March 2013	644	3,183
Insurance Financing	118		2.60	May 2013	585	—
Insurance Financing	56		2.33	September 2013	500	—
	$2,726		5.27%(2)		362,596	233,136
Less current portion					20,230	8,196
					$342,366	$224,940

(1) 46 of the facilities owned by the Company are encumbered by mortgage debt and are provided as collateral under their respective loan agreements.

(2) Weighted average interest rate on current fixed interest rate debt outstanding.

(3) Variable interest rate of LIBOR plus 4.5% which was 4.75% at December 31, 2012. On March 7, 2013, the Company obtained long-term fixed rate financing to replace this loan from Fannie Mae at a fixed rate of 4.66% with a 10-year term.

The aggregate scheduled maturities of notes payable at December 31, 2012, are as follows (in thousands):

2013	20,230
2014	7,381
2015	127,968
2016	4,036
2017	42,073
Thereafter	160,908
	$362,596

On December 28, 2012, the Company obtained approximately $6.4 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.5% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to this loan, which is being amortized over ten years.

On December 21, 2012, the Company obtained approximately $7.6 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.58% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.2 million in deferred financing costs related to this loan, which is being amortized over ten years.

On December 20, 2012, the Company obtained approximately $17.0 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.32% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.2 million in deferred financing costs related to this loan, which is being amortized over ten years.

On October 23, 2012, the Company obtained approximately $2.6 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.34% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to this loan, which is being amortized over ten years.

On October 23, 2012, in conjunction with the acquisition of one senior living community, the Company obtained interim financing from Berkadia for approximately $6.4 million at a variable interest rate of LIBOR plus 4.5% with a maturity date of February 10, 2013. The Company incurred approximately $42,000 in deferred financing costs related to this loan, which is being amortized over the initial loan term. The Company obtained long-term fixed rate financing from Fannie Mae on December 28, 2012, to replace this loan.

On October 23, 2012, in conjunction with the acquisition of one senior living community, the Company obtained interim financing from Berkadia for approximately $11.6 million at a variable interest rate of LIBOR plus 4.5% with a maturity date of November 10, 2013. The Company incurred approximately $0.2 million in deferred financing costs related to this loan, which is being amortized over the initial loan term. The Company obtained long-term fixed rate financing from Fannie Mae on March 7, 2013, to replace this loan at a fixed rate of 4.66% with a 10-year term.

On October 23, 2012, the Company obtained approximately $26.4 million of mortgage debt on four senior living communities from Fannie Mae. The new mortgage loans are cross-collateralized and cross-defaulted with each other and with the $2.6 million mortgage loan from Fannie Mae that closed on October 23, 2012, and each have a ten-year term with interest rates fixed at 4.34% and the principal amortized over a 30-year term. The Company incurred approximately $0.4 million in deferred financing costs related to these loans, which is being amortized over ten years.

On October 17, 2012, the Company assumed approximately $3.2 million of mortgage debt on one senior living community originated by HUD. The mortgage loan has a remaining term of approximately 33-years with a 4.48% fixed interest rate.

On June 27, 2012, in conjunction with the Ventas Lease Transaction, existing mortgage debt of approximately $18.3 million was assumed by Ventas with no further obligation to the Company. Approximately $0.1 million of unamortized deferred loan costs were written off in connection with the debt assumption by Ventas.

On June 21, 2012, the Company completed supplemental financing of approximately $20.2 million from Freddie Mac at a fixed rate of 4.39% on eight communities with existing mortgage debt maturing in July 2015. The supplemental loans are cross-collateralized and cross-defaulted with each other and with the original mortgage debt. The Company incurred approximately $0.6 million in deferred financing costs related to these loans, which is being amortized over the remaining loan terms.

On May 31, 2012, the Company renewed certain insurance policies and entered into a finance agreement totaling approximately $1.4 million. The finance agreement has a fixed interest rate of 2.6% with principal being repaid over an 11-month term.

On April 30, 2012, the Company obtained approximately $11.8 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.48% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to this loan, which is being amortized over ten years.

On March 30, 2012, the Company obtained approximately $11.5 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term with a 4.76% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to these loans, which is being amortized over ten years.

On March 30, 2012, the Company obtained approximately $26.1 million of mortgage debt on four senior living communities from Fannie Mae. The new mortgage loans are cross-collateralized and cross-defaulted and each have a ten-year term with interest rates fixed at 4.69% and the principal amortized over a 30-year term. The Company incurred approximately $0.3 million in deferred financing costs related to these loans, which is being amortized over ten years.

On March 8, 2012, the Company completed supplemental financing of approximately $5.6 million from Fannie Mae at a fixed rate of 4.47% on three communities with existing mortgage debt maturing in June 2017. The supplemental loans are cross-collateralized and cross-defaulted with each other and with the original mortgage debt. The Company incurred approximately $0.2 million in deferred financing costs related to these loans, which is being amortized over the remaining loan terms.

On March 1, 2012, the Company obtained approximately $5.4 million of mortgage debt on one senior living community from Fannie Mae. The new mortgage loan has a ten-year term and a 4.38% fixed interest rate and the principal amortized over a 30-year term. The Company incurred approximately $0.1 million in deferred financing costs related to these loans, which is being amortized over ten years.

On December 1, 2011, the Company renewed certain insurance policies and entered into a finance agreement totaling approximately $3.5 million. The finance agreement has a fixed interest rate of 2.264% with principal being repaid over a 15-month term.

On October 19, 2011, the Company obtained approximately $22.1 million of mortgage debt on three senior living communities from Fannie Mae. The new mortgage loans are cross-collateralized and cross-defaulted and each have a ten-year term with interest rates fixed at 4.92% and the principal amortized over a 30-year term. The Company incurred approximately $0.3 million in deferred financing costs related to these loans, which is being amortized over ten years.

On September 27, 2011, the Company obtained approximately $23.8 million of mortgage debt on two senior living communities from Fannie Mae. The new mortgage loans each have a ten-year term with interest rates fixed at 4.92% for approximately $19.0 million of the mortgage debt and 4.97% for approximately $4.8 million of the

mortgage debt and with the principal amortized over a 30-year term on each loan. The $4.8 million mortgage loan is cross-collateralized and cross-defaulted with the mortgage loans obtained by the Company with Fannie Mae on July 29, 2011. The Company incurred approximately $0.3 million in deferred financing costs related to these loans, which is being amortized over ten years.

On August 1, 2011, in conjunction with the acquisition of one senior living community, the Company obtained interim financing from KeyBank for approximately $19.0 million at a variable interest rate of LIBOR plus 2.25% with a maturity date of December 31, 2011. The Company obtained long-term fixed rate financing from Fannie Mae on September 27, 2011, to replace this loan.

On July 29, 2011, the Company obtained approximately $13.5 million of mortgage debt on two senior living communities from Fannie Mae. The new mortgage loans each have a ten-year term with interest rates fixed at 5.69% and the principal amortized over a 30-year term. The loans are cross-collateralized and cross-defaulted with each other and with the $4.8 million mortgage loan obtained by the Company from Fannie Mae on September 27, 2011. The Company incurred approximately $0.2 million in deferred financing costs related to these loans, which is being amortized over ten years. In conjunction with the acquisition of these senior living communities the Company assumed approximately $0.1 million in promissory notes for three vehicles that are used for transportation of employees and residents. The blended interest rate is 7.55% and the outstanding balance has been included within the Company's Consolidated Balance Sheets as a component of notes payable.

On May 31, 2011, the Company renewed certain insurance policies and entered into a finance agreement totaling approximately $1.2 million. The finance agreement has a fixed interest rate of 2.945% with principal being repaid over a 10-month term.

On March 25, 2011, in connection with the Spring Meadows Transaction, the Company issued standby letters of credit, totaling approximately $2.6 million, for the benefit of HCN on certain leases between HCN and the Company.

On September 10, 2010, the Company issued standby letters of credit, totaling approximately $2.2 million, for the benefit of HCN on certain leases between HCN and the Company.

On April 16, 2010, the Company issued standby letters of credit, totaling approximately $1.7 million, for the benefit of HCN on certain leases between HCN and the Company.

The senior housing communities owned by the Company and encumbered by mortgage debt are provided as collateral under their respective loan agreements. At December 31, 2012 and 2011, these communities carried a total net book value of $469.8 million and $339.4 million, respectively, with total mortgage loans outstanding of $360.9 million and $229.3 million, respectively.

In connection with the Company's loan commitments described above, the Company incurred financing charges that were deferred and amortized over the life of the notes. At December 31, 2012 and 2011, the Company had gross deferred loan costs of $6.2 million and $4.3 million, respectively. Accumulated amortization was $2.2 million and $1.9 million at December 31, 2012 and 2011, respectively. Amortization expense is expected to be $1.1 million in each of the next five fiscal years.

The Company must maintain certain levels of tangible net worth and comply with other restrictive covenants under the terms of certain promissory notes. The Company was in compliance with all of its debt covenants at December 31, 2012 and 2011.

10. Equity

Preferred Stock

The Company is authorized to issue preferred stock in series and to fix and state the voting powers and such designations, preferences and relative participating, optional or other special rights of the shares of each such

series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board without stockholder approval. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of preferred stock. No preferred stock was outstanding as of December 31, 2012 and 2011.

Share Repurchases

On January 22, 2009, the Company's board of directors approved a share repurchase program that authorized the Company to purchase up to $10.0 million of the Company's common stock. Purchases may be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The repurchase program does not obligate the Company to acquire any particular amount of common stock and the share repurchase authorization has no stated expiration date. Shares of stock repurchased under the program will be held as treasury shares. Pursuant to this authorization, during fiscal 2009, the Company purchased 349,800 shares at an average cost of $2.67 per share for a total cost to the Company of approximately $0.9 million. All such purchases were made in open market transactions. The Company did not purchase any shares of its common stock pursuant to the Company's share repurchase program during fiscal 2012 or 2011.

11. Stock-Based Compensation

Stock Options

The Company's stock option program is a long-term retention program that is intended to attract, retain and provide incentives for employees, officers and directors and to align stockholder and employee interest. The Company's options generally vest over one to five years and the related expense is amortized on a straight-line basis over the vesting period.

A summary of the Company's stock option activity and related information for the years ended December 31, 2012, 2011, and 2010 is presented below:

	Outstanding at Beginning of Year	Granted	Exercised	Forfeited	Outstanding End of Year	Options Exercisable
December 31, 2012						
Shares	285,100	—	19,170	—	265,930	265,930
Weighted average price	$ 6.28	$—	$ 6.36	$ —	$ 6.28	$ 6.28
December 31, 2011						
Shares	516,334	—	231,234	—	285,100	285,100
Weighted average price	$ 4.44	$—	$ 2.17	$ —	$ 6.28	$ 6.28
December 31, 2010						
Shares	642,120	—	99,752	26,034	516,334	516,334
Weighted average price	$ 4.34	$—	$ 3.58	$ 5.21	$ 4.44	$ 4.44

The options outstanding and the options exercisable at December 31, 2012, 2011, and 2010, had an aggregate intrinsic value of $3.3 million, $0.5 million, and $1.2 million, respectively. All stock options outstanding are fully vested.

The following table summarizes information relating to the Company's options outstanding and options exercisable as of December 31, 2012.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at End of Year	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at End of Year	Weighted Average Exercise Price
$3.02	3,000	0.39	$ 3.02	3,000	$ 3.02
$3.37	4,000	0.33	$ 3.37	4,000	$ 3.37
$4.50	1,000	1.58	$ 4.50	1,000	$ 4.50
$4.85	6,000	1.38	$ 4.85	6,000	$ 4.85
$5.90	6,000	2.36	$ 5.90	6,000	$ 5.90
$6.30	239,930	0.92	$ 6.30	239,930	$ 6.30
$10.97	6,000	3.35	$10.97	6,000	$10.97
$3.02 to $10.97	265,930	1.01	$ 6.28	265,930	$ 6.28

Restricted Stock

The Company may grant restricted stock awards to employees, officers, and directors in order to attract, retain, and provide incentives for such individuals and to more closely align stockholder and employee interests. For restricted stock awards without performance-based vesting conditions, the Company records compensation expense for the entire award on a straight-line basis over the requisite service period, which is generally a period of three to four years, but such awards are considered outstanding at the time of grant since the holders thereof are entitled to dividends and voting rights. For restricted stock awards with performance-based vesting conditions, total compensation expense is recognized over the requisite service period for each separately vesting tranche of the award as if the award is, in substance, multiple awards once the performance target is deemed probable of achievement. Performance goals are evaluated periodically and if such goals are not ultimately met or it is not probable the goals will be achieved, no compensation expense is recognized and any previously recognized compensation expense is reversed.

The Company recognizes compensation expense of a restricted stock award over its respective vesting or performance period based on the fair value of the award on the grant date, net of forfeitures. A summary of the Company's restricted common stock awards activity and related information for the year ended December 31, 2012, is presented below:

	Outstanding at Beginning of Year	Issued	Vested	Forfeited	Outstanding End of Year
December 31, 2012					
Shares	626,442	508,191	323,415	8,000	803,218
December 31, 2011					
Shares	449,893	400,580	207,961	16,070	626,442
December 31, 2010					
Shares	649,207	59,000	236,742	21,572	449,893

The restricted stock outstanding at December 31, 2012, 2011, and 2010, had an aggregate intrinsic value of $15.0 million, $5.0 million, and $3.0 million, respectively.

During fiscal 2012, the Company awarded 508,191 shares of restricted common stock to certain employees and directors of the Company. The average market value of the common stock on the date of grant was $9.20. These awards of restricted shares vest over a one to four-year period and had an intrinsic value of $4.2 million on the date of issue.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its stock options. The Black-Scholes model requires the input of certain assumptions including expected volatility, expected dividend yield, expected life of the option and the risk free interest rate. The expected volatility used by the Company is based primarily on an analysis of historical prices of the Company's common stock. The expected term of options granted is based primarily on historical exercise patterns on the Company's outstanding stock options. The risk free rate is based on zero-coupon U.S. Treasury yields in effect at the date of grant with the same period as the expected option life. The Company does not expect to pay dividends on its common stock and therefore has used a dividend yield of zero in determining the fair value of its awards. The option forfeiture rate assumption used by the Company, which affects the expense recognized as opposed to the fair value of the award, is based primarily on the Company's historical option forfeiture patterns. The Company recognizes compensation expense of a restricted stock award over its vesting period based on the fair value of the award on the grant date, net of estimated forfeitures.

The Company has total stock-based compensation expense, net of estimated forfeitures, of $4.3 million not recognized for the year ended December 31, 2012, and expects this expense to be recognized over approximately a one to four-year period.

12. Income Taxes

The (benefit) provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 574	$ 3,441	$(1,184)
State	1,927	1,739	383
Deferred:			
Federal	(2,613)	(1,791)	3,327
State	(919)	(890)	895
	$(1,031)	$ 2,499	$ 3,421

The (benefit) provision for income taxes differed from the amounts of income tax (benefit) provision determined by applying the U.S. federal statutory income tax rate to income before (benefit) provision for income taxes as a result of the following (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Tax (benefit) provision at federal statutory rates	$(1,397)	$1,878	$2,610
State income tax expense, net of federal effects	641	489	844
Federal and state income tax return true up	(122)	47	(40)
State effective rate changes	36	71	—
Other	(189)	14	7
	$(1,031)	$2,499	$3,421

A summary of the Company's deferred tax assets and liabilities, are as follows (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Deferred gains on sale/leaseback transactions	$ 9,915	$12,742
Depreciation and amortization	—	181
Net operating loss carryforward (expiring up to 2032)	2,787	1,155
Compensation costs	818	792
Investments in unconsolidated joint ventures	541	1,936
Other	1,555	1,462
Total deferred tax assets	15,616	18,268
Deferred tax liabilities:		
Depreciation and amortization	4,823	11,007
Total deferred tax assets, net	$10,793	$ 7,261
Current deferred tax assets, net	$ 1,443	$ 1,479
Long-term deferred tax assets, net	9,350	5,782
Total deferred tax assets, net	$10,793	$ 7,261

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management regularly evaluates the future realization of deferred tax assets and provides a valuation allowance, if considered necessary, based on such evaluation. The Company has evaluated future expectations of income and believes, based upon this analysis, the realization of net deferred tax assets is reasonably assured and therefore has not provided for a valuation allowance. However, the benefits of the net deferred tax assets might not be realized if actual results differ from expectations.

As of December 31, 2012, the Company has federal and state net operating loss carryforwards of $2.2 million and $24.1 million and related deferred tax assets of $0.8 million and $2.0 million, respectively. The Company is generally no longer subject to federal and state tax audits for years before 2006.

13. Employee Benefit Plans

The Company has a 401(k) salary deferral plan (the "Plan") in which all employees of the Company meeting minimum service and age requirements are eligible to participate. Contributions to the Plan are in the form of employee salary deferrals, which are subject to employer matching contributions of up to 2% of the employee's annual salary. The Company's contributions are funded semi-monthly to the Plan administrator. Matching contributions of $0.4 million were contributed to the Plan annually in fiscal 2012, 2011, and 2010. The Company incurred administrative expenses related to the Plan of $14,500, $14,200, and $13,750 in fiscal 2012, 2011, and 2010, respectively.

14. Contingencies

The Company has claims incurred in the normal course of its business. Most of these claims are believed by management to be covered by insurance, subject to normal reservations of rights by the insurance companies and possibly subject to certain exclusions in the applicable insurance policies. Whether or not covered by insurance, these claims, in the opinion of management, based on advice of legal counsel, should not have a material effect on the consolidated financial statements of the Company if determined adversely to the Company.

15. Fair Value of Financial Instruments

The carrying amounts and fair values of financial instruments at December 31, 2012 and 2011 are as follows (in thousands):

	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 18,737	$ 18,737	$ 22,283	$ 22,283
Restricted cash	10,179	10,179	9,102	9,102
Notes payable	362,596	378,459	233,136	237,536

The following methods and assumptions were used in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents and Restricted cash: The carrying amounts reported in the balance sheet for cash and cash equivalents and restricted cash equal fair value.

Notes payable: The fair value of notes payable is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements, which represent level 2 inputs as defined in the accounting standards codification.

The estimated fair value of these assets and liabilities could be affected by market changes and this effect could be material.

16. Investments in Unconsolidated Joint Ventures

The Company's investments in unconsolidated joint ventures consist of the following (in thousands):

	December 31,	
	2012	2011
SHPIII/CSL Miami member interest	$ 16	$ —
SHPIII/CSL Richmond Heights member interest	570	573
SHPIII/CSL Levis Commons member interest	488	497
	$1,074	$1,070

SHPIII/CSL Miami: In May 2007, the Company and SHPIII entered into SHPIII/CSL Miami to develop a senior housing community in Miamisburg, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 101 independent living units and 45 assisted living units with a capacity of 196 residents and opened in August 2008. The Company contributed $0.8 million to SHPIII/CSL Miami for its 10% interest. The Company accounts for its investment in SHPIII/CSL Miami under the equity method of accounting and the Company recognized losses in the equity of SHPIII/CSL Miami of $(0.2) million, $(0.7) million, and $(0.4) million in fiscal 2012, 2011, and 2010, respectively. The Company earned $0.2 million in management fees on the community in each of fiscal 2012, 2011, and 2010.

SHPIII/CSL Richmond Heights: In November 2007, the Company and SHPIII entered into SHPIII/CSL Richmond Heights to develop a senior housing community in Richmond Heights, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 96 independent living units and 45 assisted living units with a capacity of 197 residents and opened in April 2009. The Company contributed $0.8 million to SHPIII/CSL Richmond Heights for its 10% interest. The Company accounts for its investment in SHPIII/CSL Richmond Heights under the equity method of accounting and the Company recognized earnings (losses) in the

equity of SHPIII/CSL Richmond Heights of $19,000, $(44,000), and $(0.1) million in fiscal 2012, 2011, and 2010, respectively. The Company earned $0.3 million, $0.2 million, and $0.1 million in management fees on the community in fiscal 2012, 2011, and 2010, respectively.

SHPIII/CSL Levis Commons: In December 2007, the Company and SHPIII entered into SHPIII/CSL Levis Commons to develop a senior housing community near Toledo, Ohio. Under the joint venture and related agreements, the Company earns development and management fees and may receive incentive distributions. The senior housing community currently consists of 101 independent living units and 45 assisted living units with a capacity of 197 residents and opened in April 2009. The Company has contributed $0.8 million to SHPIII/CSL Levis Commons for its 10% interest. The Company accounts for its investment in SHPIII/CSL Levis Commons under the equity method of accounting and the Company recognized losses in the equity of SHPIII/CSL Levis Commons of $(9,000) in fiscal 2012 and $(0.1) million in each of fiscal 2011 and 2010. The Company earned $0.2 million in management fees on the community in each of fiscal 2012, 2011, and 2010.

Combined summarized financial information of the unconsolidated joint ventures in which the Company had a member interest at December 31, 2012, is as follows (in thousands):

Statement of Operations Data

	December 31,		
	2012	2011	2010
Total revenues	$13,483	$10,686	$ 6,550
Expenses:			
Operating expenses	9,364	8,772	7,219
Depreciation and amortization	1,676	1,661	1,653
Interest expense	2,466	2,382	952
Other expenses	331	98	70
Total expenses	13,837	12,913	9,894
Net loss	$ (354)	$ (2,227)	$(3,344)

Balance Sheet Data

	December 31,	
	2012	2011
Total Current Assets	$ 2,558	$ 1,627
Property and equipment, net	55,567	57,065
Other assets	131	274
Total assets	$ 58,256	$ 58,966
Current liabilities	$ 2,677	$ 2,704
Notes payable, net of current portion	41,236	41,906
Members' equity:		
Invested capital	25,993	25,652
Cumulative net loss	(11,650)	(11,296)
Total members' equity	14,343	14,356
Total liabilities and members' equity	$ 58,256	$ 58,966

17. Allowance for Doubtful Accounts

The components of the allowance for doubtful accounts are as follows (in thousands):

	December 31,		
	2012	2011	2010
Balance at beginning of year	$1,705	$1,607	$1,573
Provision for bad debts, net of recoveries	749	287	173
Write-offs and other	(629)	(189)	(139)
Balance at end of year	$1,825	$1,705	$1,607

18. Leases

The Company currently leases 50 senior living communities with certain REITs. The lease terms are generally for 10-15 years with renewal options for 5-20 years at the Company's option. Under these lease agreements the Company is responsible for all operating costs, maintenance and repairs, insurance and property taxes.

As of December 31, 2012, the Company leased 11 senior living facilities from Ventas. During the second quarter of fiscal 2012, the Company closed the Ventas Lease Transaction which resulted in modification to the Ventas Lease Agreements. All of the leased communities in the Ventas lease portfolio were modified to be coterminous expiring on September 30, 2020, with two five-year renewal extensions available at the Company's option. The initial lease rate under each of the Ventas Lease Agreements range from 6.75% to 8% and are subject to certain conditional escalation clauses which will be recognized when probable or incurred. The Company incurred $3.0 million in lease acquisition costs related to the Ventas Lease Agreements. These deferred lease acquisition costs are being amortized over the lease terms and are included in facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income. The Company accounts for nine of the Ventas Lease Agreements as an operating lease and two as a Capital lease and financing obligation.

As of December 31, 2012, the Company leased 15 senior living facilities from HCP. The HCP Lease Agreements each have an initial term of ten years, with two 10-year renewal extensions available at the Company's option. The initial lease rate under the HCP Lease Agreements range from 7.25% to 8% and are subject to certain conditional escalation clauses, which will be recognized when probable or incurred. The initial terms on the HCP Lease Agreements expire on various dates through October 2018. The Company incurred $1.5 million in lease acquisition costs related to the HCP Lease Agreements. These deferred lease acquisition costs are being amortized over the initial 10-year lease terms and are included in facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income. The Company accounts for each of the HCP Lease Agreements as an operating lease.

As of December 31, 2012, the Company leased 24 senior living facilities from HCN. The HCN Lease Agreements each have an initial term of 15 years, with one 15-year renewal extension available at the Company's option. The initial lease rate under the HCN Lease Agreements range from 7.25% to 8.5% and are subject to certain conditional escalation clauses, which will be recognized when probable or incurred. The initial terms on the HCN Lease Agreements expire on various dates through April 2026. The Company incurred $2.1 million in lease acquisition costs related to the HCN Lease Agreements. These deferred lease acquisition costs are being amortized over the initial 15-year lease terms and are included in facility lease expense in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income. The Company accounts for each of the HCN Lease Agreements as an operating lease.

At December 31, 2012 and 2011, the Company had gross deferred lease costs of $6.6 million and $5.9 million, respectively. Accumulated amortization at December 31, 2012 and 2011 was $2.6 million and $2.2 million, respectively. Amortization expense is expected to be approximately $0.5 million in each of the next five fiscal years.

The Company leases its corporate headquarters in Dallas, Texas, and an office in New York City and has various lease contracts for a duration of 5 years or less on automobiles, buses and office equipment. The lease on the corporate headquarters currently expires on September 30, 2020.

On September 10, 2010, in conjunction with the Signature Transaction, a non-cancelable lease that expires in 2013 for ten 12-passenger Ford Minibuses used to transport residents of the communities was transferred from Signature to the Company. The lease is classified as a capital lease because it contains a bargain purchase option, which resulted in the Company recording a Capital Lease Obligation for $0.2 million of which $0.1 million remained outstanding at December 31, 2012.

The Company incurred $58.5 million, $55.1 million, and $37.5 million in lease expense during fiscal 2012, 2011, and 2010, respectively. Future minimum lease commitments as of December 31, 2012, are as follows (in thousands):

2013	$ 60,231
2014	59,833
2015	59,751
2016	57,054
2017	55,686
Thereafter	269,714
	$562,269

There are various financial covenants and other restrictions in our lease agreements. Under the terms of certain lease agreements, the Company had previously deposited additional cash collateral of approximately $3.4 million with a certain landlord which was returnable to the Company once certain performance targets were reached. However, the Company negotiated a lease modification with this landlord during the second quarter of fiscal 2012 and all of the additional cash collateral was returned to the Company. For additional information, refer to Note 4, "Facility Lease Transactions." The Company was in compliance with all lease covenants at December 31, 2012.

19. Subsequent Events

On March 6, 2013, the Company awarded 192,125 shares of restricted common stock to certain employees of the Company. The market value of the common stock on the date of grant was $4.6 million. These restricted shares vest ratably over a three-year period.

Effective March 7, 2013, the Company closed the acquisition of one senior living community located in Elkhorn, Nebraska, for $6.6 million. The community consists of 64 assisted living units. The Company obtained financing through Fannie Mae for $4.0 million of the acquisition price at a fixed rate of 4.66% with a 10-year term with the balance of the acquisition price paid from the Company's existing cash resources. The Company has not yet completed its initial purchase price allocation for this transaction.

On March 7, 2013, the Company obtained long-term fixed rate financing of $12.4 million to replace the $11.6 million Berkadia interim loan associated with the Country Charm and Woodlands Transaction from Fannie Mae at a fixed rate of 4.66% with a 10-year term.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Capital Senior Living Corporation

We have audited Capital Senior Living Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Capital Senior Living Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Capital Senior Living Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Capital Senior Living Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 8, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
March 8, 2013

INDEX TO EXHIBITS

The following documents are filed as a part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted.

Exhibit Number	Description
2.1	— Asset Purchase Agreement, dated as of June 25, 2010, between Capital Senior Living Acquisition, L.L.C. and Signature Assisted Living of Texas, LLC. (Incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K, dated June 28, 2010, filed by the Company with the Securities and Exchange Commission.)
3.1	— Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registration Statement No. 333-33379 on Form S-1/A filed by the Company with the Securities and Exchange Commission on September 8, 1997.)
3.1.1	— Amendment to Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, filed by the Company with the Securities and Exchange Commission.)
3.2	— Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 6, 2013.)
4.1	— 1997 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation, as amended (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, filed on December 3, 1999, by the Company with Securities and Exchange Commission.)
4.2	— 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation. (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 31, 2007.)
4.3	— First Amendment to 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation. (Incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 31, 2007.)
4.4	— Rights Agreement, dated as of February 25, 2010, by and between Capital Senior Living Corporation and Mellon Investor Services LLC, including all exhibits thereto (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 25, 2010).
4.5	— Form of Certificate of Designation of Series A Junior Participating Preferred Stock, par value $0.01 per share (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K on February 25, 2010).
4.6	— Form of Right Certificate (included as Exhibit B to the Rights Agreement, which is Exhibit 4.4 hereto).
4.7	— Form of Summary of Rights (included as Exhibit C to the Rights Agreement, which is Exhibit 4.4 hereto).
4.8	— First Amendment to Rights Agreement, dated as of March 5, 2013, by and between the Company and Computershare Shareowner Services LLC (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 6, 2013.)

Exhibit Number	Description
10.1	— 1997 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation, as amended (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, filed on December 3, 1999, by the Company with Securities and Exchange Commission.)
10.1.1	— Form of Stock Option Agreement (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, filed on December 3, 1999, by the Company with Securities and Exchange Commission.)
10.2	— Employment Agreement, dated as of November 1, 1996, by and between Capital Senior Living Corporation and Lawrence A. Cohen (Incorporated by reference to Exhibit 10.11 from the Registration Statement No. 333-33379 on Form S-1 filed by the Company with the Securities and Exchange Commission.)
10.3	— Employment Agreement, dated as of November 26, 1996, by and between Capital Senior Living, Inc. and David R. Brickman (Incorporated by reference to Exhibit 10.12 to the Registration Statement No. 333-33379 on Form S-1 filed by the Company with the Securities and Exchange Commission.)
10.4	— Employment Agreement, dated as of November 26, 1996, by and between Capital Senior Living, Inc. and Keith N. Johannessen (Incorporated by reference to Exhibit 10.13 from the Registration Statement No. 333-33379 on Form S-1 filed by the Company with the Securities and Exchange Commission.
10.5	— Agreement of Limited Partnership of Triad Senior Living II, L.P. dated September 23, 1998 (Incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed by the Company with the Securities and Exchange Commission.)
10.6	— Agreement of Limited Partnership of Triad Senior Living III, L.P. dated November 10, 1998 (Incorporated by reference to Exhibit 10.58 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed by the Company with the Securities and Exchange Commission.)
10.7	— Agreement of Limited Partnership of Triad Senior Living IV, L.P. dated December 22, 1998 (Incorporated by reference to Exhibit 10.59 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed by the Company with the Securities and Exchange Commission.)
10.8	— Employment Agreement, dated May 26, 1999, by and between Lawrence A. Cohen and Capital Senior Living Corporation (Incorporated by reference to the Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, filed by the Company with the Securities and Exchange Commission.)
10.9	— Employment Agreement, dated May 25, 1999, by and between Ralph A. Beattie and Capital Senior Living Corporation (Incorporated by reference to the Exhibit 10.76 to the Company's Annual Report on Form 10-K, dated March 30, 2000, filed by the Company with the Securities and Exchange Commission.)
10.10	— Second Amended and Restated Agreement of Limited Partnership of Triad Senior Living I, L.P. (Incorporated by reference to the Exhibit 10.78 to the Company's Annual Report on Form 10-K, dated March 30, 2000, filed by the Company with the Securities and Exchange Commission.)
10.10.1	— Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Triad Senior Living I, LP. (Incorporated by reference to the Exhibit 10.10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed by the Company with the Securities and Exchange Commission.)
10.11	— First Amendment to Triad II Partnership Agreement (Incorporated by reference to Exhibit 10.26 to the Company's Current Report on Form 8-K, dated August 15, 2000, filed by the Company with the Securities and Exchange Commission.)

Exhibit Number	Description
10.12	— Support Agreement dated as of September 11, 2002 by and between Capital Senior Living, Inc., Triad I, Triad II, Triad III, Triad IV and Triad V. (Incorporated by reference to Exhibit 10.102 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed by the Company with the Securities and Exchange Commission.)
10.13	— Second Amendment to the Employment Agreement of Lawrence A. Cohen, dated January 27, 2003 by and between Lawrence A. Cohen and Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.106 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.14	— First Amendment to the Employment Agreement of Keith N. Johannessen, dated January 17, 2003 by and between Keith N. Johannessen and Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.107 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.15	— First Amendment to the Employment Agreement of Ralph A. Beattie, dated January 21, 2003 by and between Ralph A. Beattie and Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.108 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.16	— Second Amendment to the Employment Agreement of David R. Brickman, dated January 27, 2003 by and between David R. Brickman and Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.109 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.17	— Amended and Restated Draw Promissory Note, dated February 1, 2003, of Triad Senior Living I, L.P. in favor of Capital Senior Living Properties, Inc. (Incorporated by reference to Exhibit 10.110 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.17.1	— Amended and Restated Draw Promissory Note (Fairfield), dated February 1, 2003, of Triad Senior Living II, L.P. in favor of Capital Senior Living Properties, Inc. (Incorporated by reference to Exhibit 10.111.1 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.17.2	— Amended and Restated Draw Promissory Note (Oklahoma City), dated February 1, 2003, of Triad Senior Living II, L.P. in favor of Capital Senior Living Properties, Inc. (Incorporated by reference to Exhibit 10.111.2 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.17.3	— Amended and Restated Draw Promissory Note (Plano), dated February 1, 2003, of Triad Senior Living II, L.P. in favor of Capital Senior Living Properties, Inc. (Incorporated by reference to Exhibit 10.111.3 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.18	— Amended and Restated Draw Promissory Note, dated February 1, 2003, of Triad Senior Living III, L.P. in favor of Capital Senior Living Properties, Inc. (Incorporated by reference to Exhibit 10.112 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.19	— Amended and Restated Draw Promissory Note, dated February 1, 2003, of Triad Senior Living IV, L.P. in favor of Capital Senior Living Properties, Inc. (Incorporated by reference to Exhibit 10.113 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)
10.20	— Amended and Restated Draw Promissory Note, dated February 1, 2003, of Triad Senior Living V, L.P. in favor of Capital Senior Living Properties, Inc. (Incorporated by reference to Exhibit 10.114 to the Company's Annual Report on Form 10-K, dated March 26, 2003, filed by the Company with the Securities and Exchange Commission.)

Exhibit Number	Description
10.21	— Form of Restricted Stock Award Under the 1997 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 10, 2005, filed by the Company with the Securities and Exchange Commission.)
10.22	— Master Lease Agreement, dated June 30, 2005, between Ventas Amberleigh, LLC and Capital Senior Management 2, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A, dated June 30, 2005, filed by the Company with the Securities and Exchange Commission on July 11, 2005.)
10.23	— Schedule identifying substantially identical agreements to Exhibit 10.63 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K/A, dated June 30, 2005, filed by the Company with the Securities and Exchange Commission on July 11, 2005.)
10.24	— Loan Agreement, dated July 18, 2005, by Capital Senior Living Peoria, LLC and GMAC Commercial Mortgage Bank (Incorporated by reference to the Exhibit 10.1 to the Company's Current Report on Form 8-K, dated July 18, 2005, filed by the Company with the Securities and Exchange Commission.)
10.25	— Schedule identifying substantially identical agreements to Exhibit 10.65 (Incorporated by reference to the Exhibit 10.2 to the Company's Current Report on Form 8-K, dated July 18, 2005, filed by the Company with the Securities and Exchange Commission.)
10.26	— Master Lease Agreement, dated October 18, 2005, between Ventas Georgetowne, LLC and Capital Senior Management 2, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated October 18, 2005, filed by the Company with the Securities and Exchange Commission.)
10.27	— Contract of Acquisition, dated as of March 7, 2006, between Health Care Property Investors, Inc. and Capital Senior Living Properties 2 — Crosswood Oaks, Inc., Capital Senior Living Properties 2 — Tesson Heights, Inc. and Capital Senior Living Properties 2 — Veranda Club, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated March 7, 2006, filed by the Company with the Securities and Exchange Commission.)
10.28	— Contract of Acquisition, dated as of March 7, 2006, between Texas HCP Holding, L.P. and Capital Senior Living Acquisition, LLC (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated March 7, 2006, filed by the Company with the Securities and Exchange Commission.)
10.29	— Agreement of Purchase and Sale of Real Property, dated March 10, 2006, by and between Covenant Place of Abilene, Inc. and Capital Senior Living Acquisition, LLC (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated March 7, 2006, filed by the Company with the Securities and Exchange Commission.)
10.30	— Schedule identifying substantially identical agreements to Exhibit 10.70 (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, dated March 7, 2006, filed by the Company with the Securities and Exchange Commission.)
10.31	— Master Lease Agreement, dated May 31, 2006, between subsidiaries of the Company and HCP (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated May 31, 2006, filed by the Company with the Securities and Exchange Commission.)
10.32	— Lease, dated May 31, 2006, between subsidiaries of the Company and HCP regarding the Crosswood Oaks Facility in Citrus Heights, California (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated May 31, 2006, filed by the Company with the Securities and Exchange Commission.)
10.33	— Schedule identifying substantially identical agreements to Exhibit 10.73 (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated May 31, 2006, filed by the Company with the Securities and Exchange Commission.)

Exhibit Number	Description
10.34	— Multifamily Note, dated June 9, 2006, executed by Triad Senior Living II, L.P. in favor of Capmark. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated June 9, 2006, filed by the Company with the Securities and Exchange Commission.)
10.35	— Schedule identifying substantially identical agreements to Exhibit 10.75 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated June 9, 2006, filed by the Company with the Securities and Exchange Commission.)
10.36	— Multifamily Deed of Trust, Assignment of Rents and Security Agreement and Fixture Filing, dated June 9, 2006, by Triad Senior Living II, L.P. to Ed Stout, as trustee, for the benefit of Capmark. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated June 9, 2006, filed by the Company with the Securities and Exchange Commission.)
10.37	— Loan Agreement, dated June 20, 2006, by and between Triad Senior Living III, L.P. and Capmark Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated June 20, 2006, filed by the Company with the Securities and Exchange Commission.)
10.38	— 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8, dated May 31, 2007, filed by the Company with the Securities and Exchange Commission.)
10.39	— First Amendment to 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8, dated May 31, 2007, filed by the Company with the Securities and Exchange Commission.)
10.40	— Multifamily Note dated May 3, 2007 executed by Triad Senior Living III, L.P. in favor of Capmark Bank (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated March 3, 2007, filed by the Company with the Securities and Exchange Commission.)
10.41	— Schedule identifying substantially identical agreements to Exhibit 10.3 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated March 3, 2007, filed by the Company with the Securities and Exchange Commission.)
10.42	— Multifamily Deed of Trust, Assignment of Rents and Security Agreement and Fixture Filing dated May 3, 2007 by Triad Senior Living III, L.P. in favor of Chicago Title Insurance Company, as trustee for the benefit of Capmark Bank. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated March 3, 2007, filed by the Company with the Securities and Exchange Commission.)
10.43	— Schedule identifying substantially identical agreements to Exhibit 10.5. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, dated March 3, 2007, filed by the Company with the Securities and Exchange Commission.)
10.44	— Asset Purchase Agreement, dated December 21, 2007, by and among the sellers identified therein, Capital Senior Living Acquisition, LLC and Hearthstone Senior Services, L.P. (Incorporated by reference to the Exhibit 2.1 to the Company's Current Report on Form 8-K, dated December 28, 2007, filed by the Company with the Securities and Exchange Commission.)
10.45	— Fourth Amendment to the Employment Agreement of Lawrence A. Cohen. (Incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2010.)
10.46	— Second Amendment to the Employment Agreement of Keith N. Johannessen. (Incorporated by reference to exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2010.)
10.47	— Second Amendment to the Employment Agreement of Ralph A. Beattie. (Incorporated by reference to exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2010.)

Exhibit Number	Description
10.48	— Master Lease Agreement, dated as of September 10, 2010, between Capital Texas S, LLC and the Landlord parties thereto. (Incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2010.)
10.49	— Employment Agreement, dated July 22, 2010, by and between Capital Senior Living, Inc. and Joseph G. Solari (Incorporated by reference to the Exhibit 10.50 to the Company's Annual Report on Form 10-K, dated March 12, 2012, filed by the Company with the Securities and Exchange Commission.)
*21.1	— Subsidiaries of the Company
*23.1	— Consent of Ernst & Young LLP
*31.1	— Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)
*31.2	— Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
*32.1	— Certification of Lawrence A. Cohen pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	— Certification of Ralph A. Beattie pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS§	— XBRL Instance Document
101.SCH§	— XBRL Taxonomy Extension Schema Document
101.CAL§	— XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB§	— XBRL Taxonomy Extension Label Linkbase Document
101.PRE§	— XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF§	— XBRL Taxonomy Extension Definition Linkbase Document

* Filed herewith.

§ These exhibits are furnished herewith. In accordance with Rule 406T of Regulation S-T, these exhibits are not deemed to be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are not deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

ATTACHMENT A

CAPITAL SENIOR LIVING CORPORATION
NON-GAAP RECONCILIATIONS
(In thousands)

	Year Ended December 31,		
	2010	2011	2012
Adjusted EBITDAR			
Net income from operations	$ 18,515	$ 17,911	$ 13,655
Depreciation and amortization expense	14,030	18,299	35,130
Stock-based compensation expense	919	1,497	2,444
Facility lease expense	34,253	52,233	55,144
Provision for bad debts	174	287	749
Casualty losses	260	711	976
Transaction costs	451	1,390	1,899
Adjusted EBITDAR	$ 68,602	$ 92,328	$109,997
Adjusted EBITDAR Margin			
Adjusted EBITDAR	$ 68,602	$ 92,328	$109,997
Total revenues	211,929	263,502	310,536
Adjusted EBITDAR Margin	32.4%	35.0%	35.4%
Adjusted CFFO			
Net cash provided by operating activities	$ 15,550	$ 14,084	$ 46,395
Changes in operating assets and liabilities	5,996	6,513	(14,762)
Recurring capital expenditures	(2,331)	(2,964)	(3,373)
Casualty losses, net of tax	164	448	615
Transaction costs	451	1,390	1,899
Tax impact of Spring Meadows Transaction	-	6,142	(424)
Tax impact of lease modification	-	-	6,983
Tax refund from amended returns	(2,536)	-	-
Adjusted CFFO	$ 17,294	$ 25,613	$ 37,333

Company Management

LAWRENCE A. COHEN
Chief Executive Officer

KEITH N. JOHANNESSEN
President and Chief Operating Officer

RALPH A. BEATTIE
Executive Vice President
and Chief Financial Officer

DAVID R. BRICKMAN
Senior Vice President, General Counsel
and Secretary

DAVID W. BEATHARD
Vice President, Operations

GLEN H. CAMPBELL
Vice President, Development

ROB L. GOODPASTER
Vice President, National Marketing

GLORIA M. HOLLAND
Vice President, Finance

ROBERT F. HOLLISTER
Property Controller

CHRIS H. LANE
Vice President, Financial Reporting

JOSEPH G. SOLARI
Vice President, Acquisitions

Shareholder Information

STOCK EXCHANGE LISTING
Capital Senior Living Corporation Common Stock is listed on the New York Stock Exchange and trades under the symbol CSU.

TRANSFER AGENT AND REGISTRAR
Computershare, Inc.
P.O. Box 43006
Providence, RI 02940-3006
or
250 Royall Street
Canton, MA 02021
(866) 267-2831
TDD for hearing impaired: (800) 231-5469
Foreign shareowners: (201) 680-6578
TDD foreign shareowners: (201) 680-6610
www.computershare.com/investor

AUDITORS
Ernst & Young LLP
2323 Victory Avenue, Suite 2000
Dallas, Texas 75219
(214) 969-8000

Board of Directors

JAMES A. MOORE [1,3]
Independent Chairman of the Board
President
Moore Diversified Services, Inc.
Fort Worth, Texas

LAWRENCE A. COHEN
Vice Chairman of the Board
and Chief Executive Officer
Capital Senior Living Corporation
New York, New York

PHILIP A. BROOKS [3]
Senior Vice President, Loan Production
Walker and Dunlop, LLC
Richmond, Virginia

CRAIG F. HARTBERG [1,2]
Retired First Vice President
Bank One, Texas, N.A.
Baton Rouge, Louisiana

E. RODNEY HORNBAKE, M.D.
Managing Partner
Essex Internal Medicine
Essex, Connecticut

KEITH N. JOHANNESSEN
President and Chief Operating Officer
Capital Senior Living Corporation
Dallas, Texas

JILL M. KRUEGER [2]
President and CEO
Health Resources Alliance, Inc.
Oakbrook, Illinois

RONALD A. MALONE [3]
Former Director and CEO
Gentiva Health Services, Inc.
Atlanta, Georgia

MICHAEL W. REID [1,2]
Partner
Herald Square Properties
New York, New York

1 Member of the Board's Compensation Committee
2 Member of the Board's Audit Committee
3 Member of the Board's Nominating and Corporate Governance Committee

Corporate Information

CORPORATE HEADQUARTERS
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254
(972) 770-5600
(972) 770-5666 fax
main@capitalsenior.com

NEW YORK OFFICE
590 Madison Avenue, Suite 2100
New York, New York 10022
(212) 551-1770
(212) 551-1774 fax

CORPORATE WEB SITE
www.capitalsenior.com

Regional Information

EAST REGIONAL OFFICE
8 Shady Lane
Ridgefield, Connecticut 06877
(203) 894-9406
(203) 894-9407 fax

CENTRAL PLAINS REGIONAL OFFICE
11909 Miracle Hills Drive
Omaha, Nebraska 68154
(402) 554-9629
(866) 731-0053 fax

WEST REGIONAL OFFICE
5757 Cypress Avenue
Carmichael, California 95608
(916) 480-0634
(916) 486-4375 fax

MIDWEST REGIONAL OFFICE
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254
(972) 770-5600
(972) 770-5666 fax

SOUTHWEST AND TEXAS REGIONAL OFFICES
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254
(972) 770-5600
(972) 770-5666 fax

DALLAS REGIONAL OFFICE
2222 Walter Smith Road
Azle, Texas 76020
(817) 237-2496
(817) 237-3496 fax

INDIANA REGIONAL OFFICE
182 S. County Rd. 550 East
Avon, Indiana 46123
(317) 745-2766
(317) 718-1051 fax

SOUTH CAROLINA DISTRICT OFFICE
9370 Windsor Lake Blvd
Columbia, South Carolina 29223
(803) 699-1121
(803) 699-0013 fax

Form 10-K

A copy of Capital Senior Living Corporation's 2012 annual report to the SEC on Form 10-K is included herein and is available without charge upon written request to the Investor Relations Department at corporate headquarters. It can also be found on the Company's web site, www.capitalsenior.com.

Annual Shareholders Meeting

May 23, 2013 at 10:00 am, Central Time
Le Meridien Dallas
13402 Noel Road
Dallas, Texas 75240
(972) 503-8700


SENIOR LIVING

14160 Dallas Parkway, Suite 300
Dallas, Texas 75254
972.770.5600 Fax: 972.770.5666

www.capitalsenior.com